UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended __________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:
First Phosphate Corp.
(Exact name of Registrant as specified in its charter)

British Columbia
(Jurisdiction of incorporation or organization)
1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7
(Address of principal executive offices) Bennett Kurtz 1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)
Title of each class	Trading Symbol	Name of each exchange on which registered

Common Shares	PHOS	Canadian Securities Exchange

Common Shares	KD0	Frankfurt Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

TABLE OF CONTENTS

 i

 ii

INTRODUCTION AND USE OF CERTAIN TERMS

In this Form 20-F, the terms “we”, “our”, “us”, the “Company”, “Corporation” and “First Phosphate” refer, unless the context requires otherwise, to First Phosphate Corp, and its predecessor corporations. All capitalized terms not otherwise defined have the meanings ascribed to them in the “Commonly Used Defined Terms” section.

METRIC EQUIVALENTS

In this Form 20-F, metric units are used with respect to the Corporation’s various mineral properties and operations. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below:

Abbreviation	Meaning	Abbreviation	Meaning
μm	microns, micrometre	m3/s	cubic metre per second
$	Dollar	m3/y	cubic metre per year
$/t	dollar per metric tonne	mØ	metre diameter
%	percent sign	m/h	metre per hour
% w/w	percent solid by weight	m/s	metre per second
¢/kWh	cent per kilowatt hour	Mt	million tonnes
°	Degree	Mtpy	million tonnes per year
°C	degree Celsius	min	minute
cm	Centimetre	min/h	minute per hour
d	Day	mL	millilitre
ft	Feet	mm	millimetre
GWh	gigawatt hours	MV	medium voltage
g/t	grams per tonne	MVA	mega volt-ampere
h	Hour	MW	megawatts
ha	Hectare	oz	ounce (troy)
hp	Horsepower	Pa	Pascal
k	kilo, thousands	pH	measure of acidity
kg	Kilogram	ppb	part per billion
kg/t	kilogram per metric tonne	ppm	part per million
km	Kilometre	s	second
kPa	Kilopascal	t or tonne	metric tonne
kV	Kilovolt	tpd	metric tonne per day
kW	Kilowatt	t/h	metric tonne per hour
kWh	kilowatt-hour	t/h/m	metric tonne per hour per metre
kWh/t	kilowatt-hour per metric tonne	t/h/m2	metric tonne per hour per square metre
L	Litre	t/m	metric tonne per month
L/s	litres per second	t/m2	metric tonne per square metre
lb	pound(s)	t/m3	metric tonne per cubic metre
M	Million	T	short ton
m	Metre	tpy	metric tonnes per year
m2	square metre	V	volt
m3	cubic metre	W	Watt
m3/d	cubic metre per day	wt%	weight percent
m3/h	cubic metre per hour	yr	year

CURRENCY

All amounts are expressed in Canadian dollars unless otherwise stated.

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this Form 20-F to:

“2025 Warrant” each 2025 Warrant is exercisable for one Common Share at a price of $0.50 until December 31, 2025, subject to the Acceleration Right;

“Acceleration Right” means the right of the Company to elect to accelerate the expiry date of the 2025 Warrants in the event that the volume weighted average trading price of the Common Shares on any recognized stock exchange equals or exceeds $0.80 for any five (5) consecutive trading days, in which case if the Company elects to accelerate the 2025 Warrants they will expire thirty (30) days after the date that the Company issues a press release triggering the Acceleration Right;

“Accelerated Expiry” means the right of the Company to elect to accelerate the expiry date of the April 2023 Warrants in the event that the volume weighted average trading price of the Company’s Common Shares on any recognized stock exchange equals or exceeds $2.00 for any five (5) consecutive trading days, in which case if the Company elects to accelerate the April 2023 Warrants they will expire thirty (30) days after the date that the Company issues a press release triggering the Accelerated Expiry.

“Additional Mineral Claims Agreement” means the agreement governing the Company’s acquisition of 13 additional mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. in the region of Saguenay-Lac-St-Jean, Quebec, for the consideration of $22,825 to be satisfied through the issuance of 27,173 Common Shares of at a price of $0.84 per Share.

“ACTO” means the cease trade order against the Company by the ASC on October 16, 2013;

“April 2023 FT Units” flow-through units issued by the Company as part of the April 2023 Private Placement, each April 2023 FT Unit consists of (i) one flow-through Common Share; and (ii) one half of one April 2023 Warrant;

“April 2023 HD Units” hard dollar units issued by the Company as part of the April 2023 Private Placement, each HD Unit consists of (i) one Common Share; and (ii) one half of one April 2023 Warrant;

“April 2023 Private Placement” means the private placement financing that the Company completed on April 25, 2023 for aggregate gross proceeds of $2,339,152;

“April 2023 Warrant” each whole April 2023 Warrant is exercisable for one Common Share at a price of $1.25 until 36 months from the date such April 2023 Warrant was issued, subject to the Accelerated Expiry;

“ASC” means Alberta Securities Commission;

“Audit Committee” has the meaning ascribed to it in National Instrument 52-110 – Audit Committees;

“August 2022 Private Placement” means the private placement financing that the Company completed on August 23, 2022 for aggregate gross proceeds of $2,157,250;

“BCBCA” means Business Corporations Act (British Columbia);

“BCCTO” means the cease trade order issued by the British Columbia Securities Commission against the Company on July 17, 2013;

“BCSC” means British Columbia Securities Commission;

“Begin-Lamarche Agreement” has the meaning ascribed to it in “Other Property Interests – Begin-Lamarche Area”;

“Bluesky Agreement” has the meaning ascribed to it in “Non-Material Properties – Bluesky”;

“Board of Directors” means the Company’s board of directors;

“CAM” means cathode active material;

“Common Shares” means the common shares in the capital of the Company;

“Company” means First Phosphate Corp., a company formed under the laws of the province of British Columbia;

“Compensation Committee” means the Compensation Committee of the Company formed by the board of directors;

“Compensation Warrants” means the warrants to purchase Common Shares issued to certain finders in connection with the August 2022 Private Placement. The Compensation Warrants are exercisable at a price of $0.25 per Common Share, for a period of 24 months from the closing of the August 2022 Private Placement;

“Concurrent Financing” means the financing that the Company completed on December 1, 2022, December 22, 2022, December 30, 2022, January 17, 2023 and February 15, 2023 for aggregate gross proceeds of $4,454,651;

“Consolidation” has the meaning ascribed to it in the Section “General Development of the Business”;

“CSE” means the Canadian Securities Exchange;

“Dallaire Option” has the meaning ascribed to it in “General Development of the Business – Description of the Business”;

“Escrow Agent” Computershare Investor Services Inc.;

“Escrow Agreement” means the agreement between certain Shareholders of the Company and the Escrow Agent dated February 15, 2023;

“Escrowed Person” means each person other than the Company and the Escrow Agent who is a party to the Escrow Agreement;

“Escrowed Securities” means the securities of the Company subject to the Escrow Agreement;

“ESG” means environmental, social, and governance;

“Financial Statements” means the financial statements of the Company prepared using IFRS and available on SEDAR+;

“First Phosphate” means the Company;

“Finder Warrants” means non-transferrable warrants, each exercisable for one Common Share at a price of $0.50 until December 31, 2025, subject to the Acceleration Right;

“Form 20-F” means this registration statement filed on Form 20-F;

“FSE means the Frankfurt Stock Exchange;

“FT Units” flow-through units issued by the Company as part of the Concurrent Financing, each FT Unit consists of (i) one flow-through Common Share; and (ii) one half of one 2025 Warrant;

“Glen Eagle” means Glen Eagle Resources Inc., an arm’s length TSX Venture Exchange listed company that the Company entered into the Mineral Option Agreement with;

“Grant Date” means the date that the Options were granted to each Option holder;

“HD Units” hard dollar units issued by the Company as part of the Concurrent Financing, each HD Unit consists of (i) one Common Share; and (ii) one half of one 2025 Warrant;

“IFRS” means International Financial Reporting Standards.

“June 2022 Private Placement” Means the financing the Company completed on June 28, 2022 where the Company issued 19,300,000 Common Shares at a price of $0.02 per share for aggregate gross proceeds of $386,000;

“LFMP” means lithium iron manganese phosphate;

“LFP” means lithium iron phosphate;

“LFP Battery” means lithium iron phosphate battery;

“LFP CAM” means lithium iron phosphate-based cathode active material;

“Listing” means the listing of the Common Shares of the Company for trading on the CSE;

“Listing Date” means the date of the bulletin issued by the CSE evidencing final CSE acceptance of the application for Listing;

“LMFP” means lithium manganese iron phosphate;

“Loan Agreement” means the loan agreement between Loomac Management Ltd. and the Company on January 8, 2021 pursuant to which the Company borrowed $10,000 to be used to pay expenses for the revival of the Company;

“Loan” means the funds advanced to the Company under the Loan Agreement;

“Loomac” means Loomac Management Ltd.;

“MD&A” means management’s discussion and analysis;

“Mineral Option Agreement” means the agreement with the optionor entered into on June 17, 2022 with respect to the payment of a 1% net-smelter royalty;

“Mineral Reserves” has the meaning ascribed to it in the Technical Report;

“Mineral Resources” has the meaning ascribed to it in the Technical Report;

“NEO” means Named Executive Officer as defined in NI 51-102;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings;

“NSR” means net-smelter royalty;

“Omnibus Plan” means the omnibus equity incentive plan adopted by the Company’s shareholders on July 26, 2023;

“Option” means an option to purchase a Common Share;

“Partial Revocation Order” means the partial revocation order issued by the BCSC on December 16, 2020;

“PEA” means Preliminary Economic Assessment;

“Person” means any individual, firm, partnership, limited partnership, limited liability company or partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning;

“PPA” means purified phosphoric acid;

“Pre-Consolidation Shares” means the common shares in the capital of the Company following the Consolidation;

“Property” means the Lac à l’Orignal Phosphate Project;

“Qualified Person” means Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn-Noranda, J0Z 1Y2;

“Registration Statement” means this registration statement filed on Form 20-F;

“RSU” means restricted share units;

“RSU Plan” means the restricted share unit plan ratified and approved by Shareholders on August 25, 2022;

“Shareholder” means a holder of common shares in the capital of the Company;

“Stock Option Plan” means the Company’s stock option plan dated August 25, 2022;

“TSXV” means the TSX Venture Exchange;

“Variation Order” means the variation order issued by the ASC on December 16, 2020; and

“Warrant” means a warrant to purchase a common share of the Company.

INTRODUCTION

First Phosphate Corp. was incorporated under the Business Corporations Act (British Columbia) on September 18, 2006 under the name of Etna Resources Inc. On January 20, 2010, Etna Resources Inc. changed its name to Pan American Lithium Corp. On September 23, 2011, Pan American Lithium Corp. authorized a class of preferred shares without par value and allowed for the issuance of an unlimited number of preferred shares without value. On November 26, 2012, Pan American Lithium Corp. changed its name to First Potash Corp. On June 29, 2022, First Potash Corp. changed its name to First Phosphate Corp.

We are a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the LFP Battery industry. We are committed to producing at high purity level, at full ESG standard and with low anticipated carbon footprint. We plan to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. We hold over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. Our properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

The Common Shares are listed for trading on the CSE under the trading symbol “PHOS” and on the FSE under the trading symbol “KD0.”

First Phosphate is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are eligible to file this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

Our financial statements appearing in this registration statement are prepared in Canadian dollars and in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), as described in Note 3 to the financial statements as at February 28, 2023, 2022, and 2021 and for the years then ended. The unaudited condensed interim financial statements as at August 31, 2023 and 2022 and for the six months then ended have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the IASB. All references in this registration statement to “dollars” or “$” are to Canadian dollars.

The following table sets forth the rate of exchange for the USD expressed in CAD in effect on the last business day of the year indicated based on the posted Bank of Canada exchange rates.

United States Dollars as expressed in Canadian Dollars	Year Ended February 28,
	2023	2022	2021	2020
Rate at end of period	$1.3609	$1.2698	$1.2685	$1.3429
Average rate for period	$1.3133	$1.2528	$1.3341	$1.3256
High for period	$1.3856	$1.2942	$1.4496	$1.3527
Low for period	$1.2451	$1.2040	$1.2530	$1.2970

The daily average exchange rate on December 14, 2023, as reported by the Bank of Canada for the conversion of USD into CDN was USD$1.00 equals $1.3419.

Statements made in this registration statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this registration statement, you may read the document itself for a complete description of its terms.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of exemptions from certain reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
●	not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the SEC or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this Form 20-F may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; reliance on key personnel; the potential for conflicts of interest among certain officers, directors, or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this Form 20-F or other reports and filings with applicable securities regulations. The Company cautions that such list of factors is not exhaustive, and that, when relying on forward-looking information to make decisions with respect to the Company, readers should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking information. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws of the United States and Canada. Investors are cautioned against attributing undue certainty to forward-looking statements.

Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Item 3.D. Risk Factors”. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included in this Form 20-F, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The following are the names, business addresses and functions of our directors and executive officers:

Name	Position	Business Address
John Passalacqua	Chief Executive Officer and Director	1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7
Bennett Kurtz	Chief Financial Officer, Chief Administrative Officer, Corporate Secretary, and Director	1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7
Laurence W. Zeifman	Chairman and Independent Director	1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7
Marc Branson	Independent Director	1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7
Gilles Laverdiere	Chief Geologist	1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7
Jérôme Cliché	Vice-President Business Development	1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7

Chief Executive Officer and Director – John Passalacqua, Int’l MBA, Age 51, is an international business strategist with over 35 years of extensive technology and capital markets experience. In 1998, John gained the title of a top 50 international business strategist on the early internet. He is involved in private and public market planning for companies in nascent, visionary industries. John has lived in Quebec and is fluently bilingual in English and French. John is financially literate within the meaning of NI 52-110. Mr. Passalacqua expects to devote approximately 90% of his time to the affairs of the Company.

Chief Financial Officer, Chief Administrative Officer, Corporate Secretary, and Director – Bennett Kurtz, Age 63, is principal of Kurtz Financial Group. He has experience in financing public companies and taking private companies public. Bennett has multi-faceted business experience in finance, management, sales, marketing and administrative functions including business analysis, public business unit segmentation, internal and external analytics. Mr. Kurtz expects to devote approximately 50% of his time to the affairs of the Company.

Chairman and Independent Director – Laurence W. Zeifman, CPA, CA, Age 62, is an audit partner of Zeifmans LLP, a mid-sized Toronto public accounting firm. Larry has four decades of experience in public accounting and serves as chair of Nexia Canada, the Canadian division of the eighth largest international accounting network. He is also a former Director of the Ottawa Senators Hockey Club and is a former Alternate Governor of the National Hockey League. Larry is financially literate within the meaning of NI 52-110. Mr. Zeifman expects to devote approximately 5% of his time to the affairs of the Company.

Independent Director – Marc Branson, Age 47, is president of CapWest Investment Corp. Throughout his career, Marc has founded and grown companies in multiple sectors including mining, industrials, manufacturing, marketing, and consumer electronics. Marc currently serves on a number of public and private companies and is financially literate within the meaning of NI 52-110. He provides management and strategic guidance. Mr. Branson expects to devote approximately 10% of his time to the affairs of the Company.

Chief Geologist – Gilles Laverdiere, Age 60, is a geologist with more than 40 years of experience in mining exploration. Gilles has planned and supervised drilling projects in Quebec and elsewhere. He was President and CEO of HMZ Metals Inc. Gilles has served as a senior executive and board member of many public mining companies and is a member of the Ordre des Géologues du Québec.

Vice-President Business Development – Jérôme Cliché, Age 60, is the Vice President of Business Development of the Company. Mr. Cliché is seasoned in the areas of corporate finance, strategic investment and corporate development. Mr. Cliché has been co-founder of Renmark Financial Communication, a Montreal based company offering a wide range of integrated services to small, medium, and large cap public companies trading on all major North American stock exchanges.

None of the directors were elected under any arrangement or understanding between the director and any other person or company.

B.	Advisers

Our Canadian legal counsel is Garfinkle Biderman LLP Barristers & Solicitors, 1 Adelaide Street East (South-East corner of Young & Adelaide), Suite 801, Toronto, ON, Canada M5C 2V9

C.	Auditors

The Company’s independent registered auditors are Davidson & Company LLP, with a business address at 609 Granville St #1200, Vancouver, BC V7Y 1H4. Davidson & Company LLP, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Davidson & Company LLP, were appointed as the Company’s auditors effective December 21, 2020.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The table below presents our capitalization and indebtedness as of November 30, 2023 in accordance with IFRS. You should read this table in conjunction with Item 5, “Operating and Financial Review and Prospects”, Item 18 “Financial Statements”, related notes and other financial information contained elsewhere in this registration statement.

November 30, 2023
(unaudited)
Total indebtedness (long and short term)	$671,733
Shareholders’ equity
Common shares, without par value
Authorized: unlimited
Issued and outstanding: 53,775,286	22,365,332
Reserve	0
Accumulated deficit	(17,378,016)
Total shareholders’ equity	$4,987,316
Total capitalization	$5,659,049

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk and the securities must be considered highly speculative. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the securities offered hereunder. Additional risks and uncertainties not presently known to us, or which we currently deem not to be material, may also have a material adverse effect. Prospective investors and shareholders should consider carefully all of the information set out in this Form 20-F and the risks attaching to an investment in us before making any investment decision and consult with their own professional advisors where necessary.

The risks and uncertainties described in this Form 20-F are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could be materially and adversely affected.

Risks Associated with Our Operations and Mineral Exploration

We have a limited operating history.

Following the issuance of the partial revocation orders to the BCCTO and ACTO on December 16, 2020, the Company began operations again under new management. The Company has a limited operating history and no operating revenues. There is no assurance that the Property or any other property or business that the Company may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.

The likelihood of our success must be considered in light of the problems, expenses, difficulties, complication, and delays frequently encountered in connection with the establishment of any business. We will have limited financial resources and there is no assurance that additional funding will be available to us for further operations or to fulfill our obligations under applicable agreements. There is no assurance that we will be able to generate revenues, operate profitably, or provide a return on investment, or that we will successfully implement our plans.

The loss of key personnel could adversely affect our operations.

Our senior officers are critical to our success. In the event of the departure of a senior officer, there can be no assurance that we would be successful in attracting and retaining qualified successors. Recruiting qualified personnel as we grow is critical to our success. The number of persons skilled in the acquisition, exploration, and development of mining properties is limited, and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, engineering, geological and other personnel. If we are not successful in attracting and training qualified personnel, the efficiency of our operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and our financial condition. We are particularly at risk at this stage of our development as we rely on a small management team, the loss of any member of which could cause severe adverse consequences.

The natural resource industry is highly competitive, and our failure to successfully compete could have a material adverse effect on our business, financial condition, or results of operations.

We will actively compete for resource acquisitions, exploration leases, licences, concessions, and skilled industry personnel with a substantial number of other mining companies, many of which have significantly greater financial resources than us. Our competitors will include major integrated mining companies and numerous other independent mining companies and individual producers and operators, some of which may have greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than we have to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect our ability to acquire suitable new properties in the future. Competition could also affect our ability to raise financing to fund the exploration and development of our properties or to hire qualified personnel. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, or results of operations.

We operate in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on our operations.

Our mineral properties are in early exploration stages and are without a known body of commercially exploitable resources. Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. The discovery of mineral deposits is dependent upon several factors, not the least of which are the technical skills of the exploration personnel involved and the capital required for the programs. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon several factors, most of which are beyond our control and may result in the Company not receiving adequate return on investment capital.

We may be unable to obtain the substantial funds required to continue our operations.

Substantial expenditures are required to establish mineral reserves through drilling and the estimation of mineral reserves or mineral resources in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Reserves and Mineral Resources. Although significant benefits may be derived from the discovery of a major mineralized deposit, we may not discover minerals in sufficient quantities or grades to justify a commercial mining operation and the funds required for development may not be obtained on a timely basis or may not be obtainable on terms acceptable to us. Estimates of mineral reserves and mineral resources can also be affected by environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grades of minerals ultimately mined may differ from those indicated by drilling results. Material changes in mineral reserve or mineral resource estimates, grades, stripping ratios or recovery rates may affect the economic viability of any project.

We may fail to obtain required permits and licences which could adversely impact our operations and profitability.

In the ordinary course of business, we are required to obtain new governmental permits as well as renew permits for exploration and development activities and any ultimate development, construction, and commencement of new mining operations. Obtaining or renewing necessary permits can be a complex and time-consuming process, which at times may involve several political jurisdictions and different government agencies that may not have the necessary expertise, resources or political disposition needed for efficient and timely processing and may require public hearings and costly undertakings on our part. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by permitting authorities and timeframes for agency decisions. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed what we believe we can recover from our mineral properties once in production. Any unexpected delays or costs associated with the permitting process could slow exploration and/or development or impede the eventual operation of a mine and could adversely impact our operations and profitability.

We may be unable to successfully identify suitable acquisition candidates and partners, negotiate acceptable terms or integrate their operations with ours.

We will evaluate from time-to-time opportunities to acquire or enter into joint ventures in respect of mining assets and businesses. These acquisitions and joint ventures may be significant in size, may involve granting rights to third parties, may change the scale of our business and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition and joint venture activities will depend on our ability to successfully negotiate arrangements, identify suitable acquisition and joint venture candidates and partners, acquire or enter into a joint venture with them on acceptable terms and integrate their operations successfully with ours.

We may be unable to protect our information systems or prevent cyber-attacks and security breaches.

Our operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism, and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Our inability to access adequate infrastructure for our exploration, development and processing activities could negatively affect our business, financial condition, results of operations, cash flows or prospects.

Exploration, development and processing activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the exploration or development of our mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of our mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, civil unrest, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect our ability to carry out exploration and future development operations and could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

We are subject to political regulatory risks which may adversely affect our ability to continue to explore, develop and operate our properties.

Any changes in government policy may result in changes to laws affecting ownership of assets, exploration policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both our ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as our ability to continue to explore, develop and operate those properties in which we have an interest or in respect of which we have obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

We are subject to substantial environmental requirements which could cause a restriction or suspension of our operations.

Environmental and other regulatory requirements will affect our future operations, including exploration and development activities and commencement of production on our mining properties. Such projects will require permits from various federal and local governmental authorities and such operations are and will be governed by laws and regulations governing exploration, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities often experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may require that environmental impact studies be conducted before permits can be obtained, may be necessary prior to operation of our mining properties and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of ore extraction facilities at our mining properties on terms which enable operations to be conducted at economically justifiable costs.

Our failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of the mining exploration activities and may have civil or criminal fines or penalties imposed on us for violations of applicable laws or regulations and environmental laws.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or exploration costs or require abandonment or delays in the exploration or future development of new mining properties.

Our mineralization estimates may be inaccurate, which could negatively impact our projected revenues and cause us to fail to obtain the necessary capital to operate.

Unless otherwise indicated, mineralization figures presented by the Company in filings with securities regulatory authorities, press releases and other public statements that may be made from time to time, are based upon estimates made by our personnel and independent geologists. These estimates are inherently imprecise, as they depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. As a result, there can be no assurance that mineral resource or other mineralization figures or estimates of costs (including initial capital costs and initial capital intensity) and expenses will be accurate, nor that the resource mineralization could be mined or processed profitably.

We are dependent on a single material mineral property, and our failure to explore and develop this property would adversely affect our future revenue and profits.

We currently have only one material project, the Lac à l’Orignal Property, and, in the absence of additional mineral projects, we are solely dependent upon its exploration and development for future revenue and profits. Should additional exploration and development of the Lac à l’Orignal Property not be possible or practicable for political, engineering, technical or economic reasons, then our business and financial position will be significantly and adversely affected.

We have no guarantee of clear title to our mineral properties, and we could lose title and ownership of our properties, which would have a negative effect on our operations and valuation.

Although we have or will receive title opinions for any material properties in which we have an interest, there is no guarantee that title to such properties will not be challenged or impugned. Our properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to our title to a property or to the precise area and location of a property could cause delays or stoppages to our exploration activities or loss of our rights to explore, develop and extract any ore on that property without reimbursement to us. Any such delays, stoppages or loss of title would likely have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to a variety of civil or other legal proceedings, which may adversely affect our business, operating results or financial condition.

The Company and/or our directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of our business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

Our exploration activities require significant amounts of capital that may not be recovered.

Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered. There can be no assurance that our activities will ultimately lead to an economically feasible project or that we will recover all or any portion of our investment. Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further our exploration efforts. The cost of minerals exploration is often uncertain, and cost overruns are common. Our drilling and exploration operations may be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, protests, compliance with governmental requirements, including permitting issues, and shortages or delays in the delivery of equipment and services.

The Company may expand into other geographic areas, which could increase the Company’s operational, regulatory and other risks.

While currently all of the Company’s exploration activities are in Canada, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities, or integrate such operations successfully with the Company’s existing operations.

Financing Risks

We may be unable to obtain the additional funding we need to continue our operations.

We will be dependent on third-party financing, whether through debt, equity or other means. There is no assurance that we will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to us. Volatile resource markets, a claim against the Company, a significant event disrupting our business or other factors may make it difficult or impossible to obtain financing through debt, equity or other means on favorable terms, or at all. In addition, any future financing may also be dilutive to our existing shareholders.

We may be unable to continue as a going concern.

Our audited financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The assessment of our ability to continue as a going concern and to raise sufficient funds to pay for our ongoing operating expenditures and meet our liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing equity or debt financings or in achieving profitability.

Risks Relating to our Common Shares

The market for our Common Shares is subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell our Common Shares.

In recent years, the securities markets in Canada and the United States, and the CSE in particular, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the Common Shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows, or earnings.

The price of our Common Shares may be adversely affected by declines in the prices of certain minerals.

The price of the Common Shares, our financial results, exploration, and development activities may in the future be adversely affected by declines in the prices of certain minerals. Prices for minerals fluctuate widely and are affected by numerous factors beyond our control, such as the sale or purchase of commodities by various central banks and financial institutions, expectations of inflation or deflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, international supply and demand, speculative activities and increased production due to new mine developments, improved mining and production methods and international economic and political trends. Our future revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests in properties related thereto. The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of our exploration projects, cannot accurately be predicted.

We do not intend to pay dividends on our Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

Because we have no near-term plans to pay cash dividends on our Common Shares, investors must look solely to share appreciation for a return on their investment. We anticipate retaining all available funds and any future earnings to finance our further growth and there is no expectation that we will declare or pay any cash dividends on our Common Shares in the near term. Accordingly, investors will only see a return on their investment if the value of our Common Shares appreciates.

Further equity financings may lead to the dilution of our Common Shares.

In order to finance future operations, we may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. We cannot predict the size of future issuances of Common Shares or the size and terms of future issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective security holders. Demand for equity securities in the mining industry has been weak; therefore, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

We are subject to risks associated with evolving corporate governance and public disclosure regulations.

The Company is subject to changing rules and regulations promulgated by the United States and Canadian governmental and self-regulated organizations, including the SEC, the CSA, any exchange or marketplace on which the Company’s securities are listed or trade, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We are an emerging growth company, as defined in the Securities Act of 1933 (the “Securities Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we could continue to be an emerging growth company for up to five years following the completion of our initial public offering.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. As a result, our shareholders may not have access to certain information that they may deem important. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F as promptly as U.S. domestic issuers. In addition, we are permitted to disclose limited compensation information for our executive officers on an individual basis. Further, we are not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on August 31, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in 2023. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our financial statements for the years ended February 28, 2023 and 2022, and the related statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended February 28, 2023, 2022 and 2021, and the related notes and schedules (collectively referred to as the “financial statements”), our independent registered public accountants identified two material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2023, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the Company's preparation of its year-end financial statements, including ineffective resources to ensure correct application of IFRS guidance and review of financial statements. As a result, there were material errors in the accounting over equity instruments and flow through liability. The second material weakness related to the Company's financial statement close process and in preparing its year-end financial statements, including ineffective resources to ensure timely preparation and review of account reconciliations and cut-off. As a result, there were material errors in the accounting over prepaids.

For the material weaknesses identified in our 2023 audit, we will take steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls. However, to date, we have not remediated the material weaknesses identified in 2023 above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts to remediate these material weaknesses are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common shares to decline.

We will begin to take steps immediately to remediate these material weaknesses and strengthen our internal control over financial reporting, including the following:

(i)	documenting and formally assessing our accounting and financial reporting policies and procedures; and

(ii)	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures will be ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we intend to take, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

We believe that we were a passive foreign investment company (“PFIC”) for our tax year ending February 28, 2023 and may be classified as a PFIC for our current tax year or future tax years which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Common Shares.

Generally, if for any tax year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the composition of our income) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Common Shares, which may fluctuate significantly. Based on the composition of our activity and the fact that we are not yet producing revenue from our active operations, we believe we were a PFIC for our tax year ending February 28, 2023 and based on our current business plans and financial expectations we may be a PFIC in our current tax year and subsequent tax years, which could result in adverse U.S. federal income tax consequences for U.S. Holders (as defined under Item 10.E “Taxation-Certain Material U.S. Federal Income Tax Considerations” below) of our Common Shares.  If we are a PFIC, U.S. Holders of our Common Shares may be subject to adverse U.S. federal income tax consequences, such as the ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, potentially having a deemed interest charge applied to distributions by us and the U.S. Holder’s amount realized on a sale of the Common Shares, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation is a PFIC may be subject to United States federal income taxation under alternative tax regimes at the election of each such U.S. Holder. The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a qualified electing fund (“QEF”) under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”), or a mark-to-market election under Section 1296 of the Code. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders may require to report under the QEF election rules, in the event that we are a PFIC, and a U.S. Holder wishes to make a QEF election. Thus, U.S. Holders may not be able to make a QEF election with respect to their Common Shares. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Common Shares. For more information related to PFIC classification, see 10.E “Taxation-Certain Material U.S. Federal Income Tax Considerations–Passive Foreign Investment Company Considerations” below.

U.S. securityholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult for securityholders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated under the Business Corporations Act (British Columbia). All of our directors and officers are residents of Canada and all of our assets are located outside of the U.S. Consequently, it may be difficult for U.S. securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Certain of our officers and directors may have conflicts of interest, which could have a negative effect on our operations.

Members of the Board may become directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, the Board may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

General Risks

We are subject to risks arising from epidemic diseases, such as the COVID-19 pandemic.

Our business, operations, and financial condition, and the market price of our Common Shares could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the COVID-19 pandemic. To date, there have been a large number of temporary business closures, quarantines, and a general reduction in consumer activity in a number of countries. The pandemic has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this pandemic and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises can result in volatility and disruptions in the supply and demand for minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to us of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact us is uncertain and these factors are beyond our control; however, it is possible that COVID-19 may have a material adverse effect on our business, results of operations, and financial condition and the market price of the Common Shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Overview

First Phosphate Corp. is a mineral resource exploration company focused on the exploration, development, and commercialization of mineral resource projects, particularly with respect to the LFP Battery industry.

Our corporate office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. The Company’s registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. Our telephone number is +1 416 200-0657.

Additional information related to the Company is available on SEDAR+ at www.sedarplus.ca and https://www.firstphosphate.com/. We do not incorporate the contents of our website or of www.sedarplus.ca into this Registration Statement. Information on our website does not constitute part of this Registration Statement.  In addition, the U.S. Securities and Exchange Commission (the “SEC”) maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

The Company’s Common Shares are listed for trading on the CSE under the trading symbol “PHOS” and on the FSE under the trading symbol “KD0.”

The authorized capital stock of the Company is an unlimited number of common shares and unlimited number of preferred shares issuable in series. On June 1, 2022, the Company consolidated all of its issued and outstanding Pre-Consolidation Shares on the basis of one Common Share for every 500 Pre-Consolidation Shares (the “Consolidation”). As of the date of this Form 20-F, the Company has 53,775,286 Common Shares issued and outstanding.

The Company is a reporting issuer in the provinces of Ontario, British Columbia, and Alberta.

Important Events in the Development of the Business

The Company was incorporated as Etna Resources Inc. on September 18, 2006, under the provisions of the BCBCA.

The Company filed articles of amendment on:

●	January 20, 2010 to change its name to Pan American Lithium Corp.

●	September 23, 2011 to authorize a class of preferred shares without par value, and to allow for the issuance of an unlimited number of preferred shares without par value;

●	November 26, 2012 to change its name to First Potash Corp.

●	June 29, 2022 to change its name to First Phosphate Corp.

Three Year History

On October 23, 2020, the Company was restored. The Company announced that pursuant to its application to the Executive Director of the British Columbia Securities Commission (the “BCSC”) for a partial revocation of the order issued by the BCSC dated July 17, 2013 (the “BC CTO”), and its application to the Executive Director of the Alberta Securities Commission (the “ASC”) to vary a cease trade order issued by the ASC on October 16, 2013 (the “AB CTO”). On December 16, 2020, the BCSC issued a partial revocation order (the “Partial Revocation Order”) of the BC CTO and the ASC issued a variation order (the “Variation Order”) varying the AB CTO. The Partial Revocation Order and the Variation Order were issued solely for the purpose of permitting the Company to raise an aggregate of $80,000, including entering into the Loan Agreement and offering Pre-Consolidation Shares pursuant to a private placement, to meet its continuous disclosure obligations under NI 51-102. On March 26, 2021, the ASC and BCSC each issued an order revoking their previously issued cease trade orders in respect of the securities of the Company.

On January 8, 2021, the Company entered into a Loan Agreement with Loomac Management Ltd. (“Loomac”), of which the sole officer and director is Blaine McKearney, an arm’s length third-party to the Company. Pursuant to the terms of the Loan Agreement, the Company received a loan of $10,000 which was subsequently converted into 62,111,801 units of the Company at a price of $0.000161 per unit. Each unit consisted of one Pre-Consolidation Share and one Pre-Consolidation Share purchase warrant (a “Warrant”), with each Warrant entitling the holder to purchase one additional Pre-Consolidation Share at an exercise price of $ $0.000645 per share for a period of 60 months from the date of issue.

On March 26, 2021, the ASC and BCSC each issued an order revoking ACTO and BCCTO respectively.

On June 25, 2021, the board of directors was reconstituted to include Bennet Kurtz, John Passalacqua and Marc Branson.

On June 1, 2022, the Company completed a consolidation of its issued and outstanding Common Shares on the basis of 1 post-consolidation common share for every 500 pre-consolidation Common Shares. The consolidation was approved by the Company’s Board on May 27, 2022. This consolidation is reflected retroactively in the Company’s February 28, 2023 financial statements.

Since May 2022 the Company has been in the business of acquiring and exploring igneous rock titanium and phosphate mineral properties in the Saguenay Region of Quebec for the purposes of developing and producing phosphate concentrate, titanium concentrate and iron concentrate and eventually phosphoric acid for use in lithium iron phosphate (LFP) batteries for the electric vehicle (EV) industry. The Company operates in an industry with immense growth potential. The global lithium iron phosphate battery market size was USD $8.37 billion in 2020 and is projected to grow from USD $10.12 billion in 2021 to USD $49.96 billion by 2028 at a CAGR of 25.6% during the forecast period 2021-2028. Fortune Business Insights™ has mentioned these insights in its latest research report, titled, “Global Lithium Iron Phosphate Battery Market, 2021-2028.”

LFP value chain starts with high purity igneous rock deposits which the Company has access to and gives it a competitive advantage. The Company has obtained permit applications to begin drilling in 2023, one for Lac Original, and one for Begin-Lamarche. Further, on July 1, 2022, the Company entered into a partnership with Queen’s University in advanced formulation and process integration which was announced on September 21, 2022. The proposed project is to support postdoctoral – level research focused on fully characterizng the nature of phosphorite occurrence at Lac à l’Orignal. The Company will be provided with detailed mineralogy and geochemistry of phosphatic minerals that complements.

On June 17, 2022, the Company entered into a mineral option agreement (the “Mineral Option Agreement”) with Glen Eagle, an arm’s length third-party to the Company, which provided the Company the right to acquire a 100% legal and beneficial interest in the Property, subject to an existing 1% net-smelter royalty (“NSR”). Pursuant to the Mineral Option Agreement, as amended on August 22, 2022 and September 12, 2022 the Company acquired the interest in the Property by paying a total cash consideration of $1,241,000 and a promissory note in the amount of $250,000 as well as an issue of 6,000,000 Common Shares to Glen Eagle. As of September 14, 2022, the Company fully purchased the Property from Glen Eagle.

Permits

In a press release dated October 26, 2022, the Company announced that it received drilling permits for its Lac à l’Orignal and Bégin-Lamarche properties. Drilling activities will be carried out by Forage Premières Nations – First Nations Drilling of Mashteuiatsh, Québec and will comprise job training opportunity for aspiring local youth.

●	The Lac à l’Orignal drilling permit consists of up to 150 holes for a total of up to 25,000 m of drilling. The drill program will aim at increasing the extent of the known titanium-phosphate-bearing gabbronorite horizon on which an NI 43-101 maiden resource estimate is being finalized. Infill drilling on a 50 m centre will set the stage for a Preliminary Economic Assessment to be conducted for the project.

●	The drilling permit for the Bégin-Lamarche property allows the Company to start a maiden drilling program consisting of a minimum of 7,600 m across 38 drill holes. The drilling program will have the objective of verifying the continuity at depth of the surface titanium-phosphate occurrence recently discovered, where grab samples assayed at up to 12% TiO2 and 18% P2O5. The samples were collected over a strike length of 1.5 km. The width of the mineralized zone is at least 230 m. A strong magnetic linear anomaly occurs directly over the mineralized area. The program will consist of seven drill hole fences, 200 m apart across the entire width and length of the titanium phosphate occurrence. Once completed, the Company expects to be in a position to prepare an NI 43-101 resource estimate for the property.

On June 23, 2022, the Company announced that Bennett Kurtz resigned as CEO, John Passalacqua was appointed CEO, and Laurence W. Zeifman joined the board of directors.

On August 25, 2022, Peter Kent joined the Company’s board of directors. On September 28, 2022, Mr. Kent was appointed President of the Company.

On January 10, 2023, the Company signed an LFP Production Technology Licensing Agreement with IPL. IPL will validate the Company’s LFP-grade purified phosphoric acid and iron sulphate for the use in LFP battery cells. IPL’s LFP CAM homologation process will use First Phosphate LFP-grade PPA and iron sulphate. IPL will provide an LFP production technology license to the Company in the production of LFP CAM at any First Phosphate LFP CAM production facilities to be built in Quebec or elsewhere in North America. A royalty fee of 1.5% will apply to all LFP CAM sales. The Company has acquired 7,386 common shares of IPL for a cost of $83,060 and has the right to make follow-on investments in future funding rounds. The Company was informed that IPL closed its oversubscribed equity investment round which received co-investment by the UK government grant funded project for LFP battery material pilot plant development. The IPL pilot plant is expected to be operational by the end of 2023. IPL has since relocated to a new larger facility to begin the buildout of its pilot plant. Upon completion, First Phosphate will be supplying samples of its PPA and iron sulphate to be used in the IPL input materials homologation process. IPL is expected to produce LFP Cam and test LFP battery cells using the Company’s input materials during 2024.

Partnership with Queen’s University Pufahl Research Group

On September 21, 2022, the Company first announced its partnership with the Pufahl Research Group at Queen’s University, Canada. The primary goal of the partnership is to determine the detailed mineralogy and geochemistry of phosphatic ore and waste minerals at Lac à l’Orignal, a step which complements the bulk geochemical assays and metallurgy being conducted by SGS Canada Inc. (Quebec / Lakefield). The acquisition of such high-resolution data using state-of-the art microscopy techniques is critical for understanding small variations in the chemistry of minerals forming the anorthosite host rock on a micron scale. Anorthosites are a rare and underexplored source of high-purity phosphate.

On March 14, 2023, the Company announced the receipt of the final research report from Queen’s University Pufahl Research Group completed by Dr. Sandeep Banerjee, Postdoctoral Researcher and dated March 13, 2023: “Characterization of First Phosphate’s Lac à l’Orignal Phosphate Deposit, Lac-Saint-Jean Anorthosite (LSJA) Complex, Quebec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries”.

On February 22, 2023, the Company listed its Common Shares for trading on the CSE.

On February 28, 2023, the Company listed its Common Shares on the Frankfurt Stock Exchange under ticker symbol “KD0”.

On March 6, 2023, the Company engaged P&E Mining Consultants to complete a Preliminary Economic Assessment (PEA) at the Lac à l’Orignal property.

On March 9, 2023, the Company announce initial drill results from its Bègin-Lamarche property located in the region of Saguenay-Lac-St-Jean, Quebec, Canada.

On March 10, 2023, the Company acquired 13 additional mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. In the region of Saguenay-Lac-St-Jean, Quebec, for the consideration of $22,825 through the issuance of 27,173 Common Share at a deemed price of $0.92 and actual price of $0.84 per Common Share pursuant to the Additional Mineral Claims Agreement. The Company now holds 2,778 royalty free claims covering an area of 1,531 sq. km in the region of Saguenay-Lac-St-Jean, Quebec, Canada.

On March 14, 2023, the Company announced that it has received the final research report from Queen’s University Pufahl Research Group completed by Dr. Sandeep Banerjee, Postdoctoral Researcher and dated March 13, 2023: “Characterization of First Phosphate’s Lac à l’Orignal Phosphate Deposit, Lac- Saint-Jean Anorthosite (LSJA) Complex, Quebec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries”. The report is available on the Company’s website.

On March 20, 2023, the Company announced the Metallurgical Testwork results on mineralization sourced from its Lac à l’Orignal Property in the region of Saguenay- Lac-St-Jean, Quebec, Canada conducted by by an independent laboratory, SGS Canada Inc., Quebec City, Quebec, and dated March 13, 2023 and titled “An Investigation Into Preliminary Metallurgical Testwork On A Phosphate Ore (Lac À L’orignal)”. The report is available on the Company’s website.

On March 24, 2023, the Company announced additional drill results from its Bégin-Lamarche property located in the region of Saguenay-Lac-St-Jean, Quebec, Canada. These additional results are further to the Company’s press release dated March 9, 2023.

On March 31, 2023, Pierre Cossette, a consultant engaged by the Company as Vice President Public and Legal Affairs of the Company resigned from service. Of the 300,000 options issued to this consultant, 225,000 options were immediately cancelled and 75,000 have vested and are exercisable until March 31, 2024.

On April 3, 2023, the Company and the Regional Conference of the Prefects of the Saguenay-Lac-Saint-Jean Region of Quebec (“CMAX”) announced a Collaboration Agreement to the benefit of the Regional Economy. Under the agreement, the Company will be able to connect directly to the region’s entrepreneurial workforce to help the Company to operate its projects in a broader context and without supplier challenges. For CMAX, this agreement will facilitate positive economic impacts for construction companies, equipment manufacturers and their suppliers in the Saguenay-Lac-Saint-Jean Region of Quebec.

On April 24, 2023, the Company issued 1,205,217 non-flow through (“non-FT”) units at $0.70 per unit for gross proceeds of $843,652. Each non-FT unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant is exercisable for one additional Common Share at a price of $1.25 until April 26, 2026. The value of share capital of $614,660 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per Common Share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black Scholes pricing model and recorded as share issuance costs.

On April 24, 2023, the Company issued 1,869,375 flow-through (“FT”) units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one flow-through Common Share and one half of one Common Share purchase warrant. Each whole warrant is exercisable for one additional non-flow through Common Share at a price of $1.25 until April 30, 2026. The value of share capital of $1,140,320 (before deduction of $186,938 flow-through premium) was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per Common Share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using Black Scholes pricing model and recorded to share issuance costs.

On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $27,994 with respect to the above private placements.

On May 11, 2023, the Company announced that members of its management team and board of directors have reached an agreement for the purchase of 50% of the escrowed Common Shares currently owned by Glen Eagle. The agreement was subject to customary closing conditions, including obtaining all necessary approvals under the escrow agreement and all applicable securities laws. Glen Eagle originally received Common Shares for the sale of the Lac à l’Orignal flagship property to the Company on September 12, 2022. The Transaction closed on June 19, 2023 for the aggregate consideration of $590,000 at the deemed price of $0.2185 per Common Share.

On May 17, 2023, the Company issued 7,143 Common Shares at $0.50 per Common Share for gross proceeds of $3,572, on the exercise of unit warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

On May 23, 2023, Garry Siskos, CPA, CA was appointed Chief Operating Officer and Chief Financial Officer of the Company. The Company’s outgoing Chief Financial Officer, Bennett Kurtz, moved to the position of Chief Administrative Officer. Gilles Laverdière was appointed as Chief Geologist for the Company.

On May 30, 2023, the Company issued 4,480 Common Shares at $0.25 per Common Share, on the exercise of brokers’ warrants, for total proceeds of $1,120. The fair value of warrants on the grant date was computed as $601 and was reclassified upon exercise from contributed surplus to capital stock.

On May 30, 2023, the Company provided a corporate update and included a list of achievements, milestones it proposes to achieve before the end of calendar year 2023, current strategic focus, a discussion of the Company’s competitive advantages, and updates with respect to the Company’s partnerships.

On June 5, 2023, the Company announced that it obtained final winter program drill results at its Bégin-Lamarche property located in the region of Saguenay-Lac-St-Jean, Quebec, Canada. 20 holes were drilled for a total of 4,274 metres.

On June 12, 2023, Isobel Sheldon, battery executive and entrepreneur, joined the Company’s advisory board.

One June 13, 2023, the Company staked an additional 27 claims in the Lac à l’Orignal area for a cost of $1,977.75.

On June 19, 2023, the Company commissioned a solventless, environmentally friendly phosphate concentration pilot plant located at the facilities of SGS in Quebec City, Quebec, Canada (the “SGS Pilot Plant”). The SGS Pilot Plant optimises the Company’s metallurgical process for the production of a super high grade phosphate concentrate approaching 41% P2O5. The SGS Pilot Plant has produced over 900 kilograms of apatite concentrate which have been sent to the facilities of Prayon Technologies SA (“Prayon”), of Engis, Belgium, for the production of battery-grade PPA. The battery-grade PPA produced will then be sent to Company partners for homologation into their LFP CAM production processes. The SGS Pilot Plant also produces valuable, marketable recoveries of ilmenite and magnetite. The Company incurred a total of $242,995 during the months of April, May and June in 2023 with respect to the commissioning of the SGS Pilot Plant.

On June 19, 2023, the Company announced the completion of a share purchase agreement with Glen Eagle. Certain directors and officers of the Company acquired 2,700,000 Company Common Shares from Glen Eagle at $0.2185 per Common Share, amounting to a total cash payment of $590,000, pursuant to a share purchase agreement dated May 10, 2023. These shares were originally issued on August 24, 2022, at $0.250 per share to Glen Eagle under a purchase agreement for the Lac à l’Orignal property.

On June 27, 2023, a consultant engaged by the Company as the capital markets consultant resigned from service. Of the 100,000 options issued to this consultant, 75,000 options were immediately cancelled pursuant to an option forfeiture agreement dated June 27, 2023, and 25,000 have vested and are exercisable until June 27, 2024. Additionally, on June 28, 2023, the Company settled an amount owed to him for services through the issuance of 179,104 Common Shares of the Company at $0.335 per Common Share, with such shares subject to a statutory four month and one day hold period.

On July 5, 2023, Armand MacKenzie, a First Nations mining executive, joined the Company’s advisory board.

On July 18, 2023, the Company entered into a memorandum of understanding with Norfalco, a division of Glencore Canada, to secure supply of sulfuric acid. Under the terms of the memorandum of understanding, and subject to the parties entering into a mutually agreeable definitive sulfuric acid supply agreement, the Company agreed that NorFalco will supply the sulfuric acid required for the Company’s future PPA and other industrial facilities to be located in Quebec. The Company and Norfalco agreed to continue to work together over the term of the memorandum of understanding.

On July 25, 2023, the Company announced the results of the PEA for the Lac à l’Orignal property. The property would produce annual average of 425,000 tonnes of beneficiated phosphate concentrate at over 40% P2O5 content, 280,000 tonnes of magnetite and 97,000 tonnes of ilmenite over a 14.2 year mine life. The property generates a pre-tax internal rate or return (IRR) of 21.7% and an pre-tax net present value (NPV) of $795 million at a 5% discount rate at June 30, 2023 approximate 18 month trailing average phosphate price and long term consensus magnetite and ilmenite prices. The property generates an after-tax internal rate or return (IRR) of 17.2% and an after-tax net present value (NPV) of $511 million at a 5% discount rate at June 30, 2023 approximate 18 month trailing average phosphate price and long term consensus magnetite and ilmenite prices. The property would generate an after-tax cash flow of $567 million in years 1-5, resulting in a 4.9-year payback period from start of production.

On August 25, 2023, the Company held its annual general and special meeting of shareholders where the sole special business conducted was the ratification of the Company’s Omnibus Equity Incentive Plan (“Omnibus Plan”) by disinterested shareholders. The Omnibus Plan was approved and adopted by the Board on July 26, 2023. The Omnibus Plan replaces the Stock Option Plan and the RSU Plan. The Omnibus Plan will provide the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan which will allow such awards to be subject to the same administration and overall limits. The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of Common Shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the Common Shares issued and outstanding at the time of Option or RSU grant. The Omnibus Plan is a “rolling” maximum share plan, and any increase or reduction in the number of outstanding Common Shares will result in an increase or reduction, respectively, in the number of Common Shares that are available to be issued under the Omnibus Plan. The Omnibus Plan is considered an “eve Under the Omnibus Plan, eligible persons may (at the discretion of the Board) be allocated a number of restricted share units as the Board deems appropriate, with vesting provisions also to be determined by the Board, subject to a maximum vesting term of three (3) years from the end of the calendar year in which RSUs were granted. Upon vesting, eligible participants shall be entitled to receive Common Shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of Options granted pursuant to the Omnibus Plan is set by the Board, and must not be later than ten (10) years from the date of grant.

On September 1, 2023, the Company reported up to 36.5% Phosphate Assay Result at Its Larouche Property in Saguenay-Lac-St-Jean, Quebec, Canada and certain corporate updates. Peter Kent retired as President and Director of the Company. Mr. Kent remains involved with the Company as a member of its advisory board. Garry Siskos stepped down as COO/CFO of the Company to pursue fundraising opportunities in his private practice and remains as a consultant to the Company. Bennett Kurtz, the predecessor CFO to Garry, was appointed as the Company’s CFO in addition to his roles as the Company’s CAO, Corporate Secretary, and Director. The Company approved the grant of 250,000 stock options to each of two advisors of the Company (500,000 Options in aggregate), at an exercise price of $0.70 per share, with an expiry date of three years from the date of issuance (the “Option Grants”). The Options are subject to time-based vesting such that increments of 25% vest every 6 months for two years. The terms of the Options granted are in accordance with the Company’s Omnibus Equity Incentive Plan as approved by disinterested shareholders at the Company’s annual and special meeting of shareholders held on August 25, 2023. All securities issued are subject to a statutory hold period of four months plus one day from the date of issuance, in accordance with applicable securities legislation. The Company settled $273,200 of debt for accrued management and board salaries through the issuance of 718,947 Common Shares at the deemed price of $0.38 per Common Share, with such shares subject to a statutory four month and one day hold period (the “D&O Shares for Accounts Payable Transaction”). Further, the Company has settled $216,676 of debt for accrued amounts owing to arm’s length service providers through the issuance of 570,200 Common Shares at the deemed price of $0.38 per Common Share, with such shares subject to a statutory four month and one day hold period. The Company announced the grant of RSUs of the Company to certain directors, officers, and consultants of the Company in lieu of cash compensation. The Company granted 1,018,424 RSUs to certain directors, officers, and consultants of the Company in lieu of cash compensation. Such RSUs will vest in 2 tranches after 3 and 6 months of issuance and will be subject to a statutory four month and one day hold period. Each vested RSU entitles the holder to receive one Common Share. The Company engaged Laura Stein for Investor Relations Activities (as defined in the CSE Policy) with the effective date of September 1, 2023. Ms. Stein’s engagement is for an initial term of 12 months ending on September 1, 2024, during which the Company has issued, as compensation to Ms. Stein 250,000 Options to vest over the course of the 12 month engagement, at the exercise price of $0.70 per Common Share, subject to minimum exercise price as set out in the CSE’s Policy. The Options are anticipated to granted at 25% per quarter over 9 months with the first 25% of such Options granted immediately.

On September 6, 2023, the Company received successful results for the pilot production of Merchant Grade Phosphoric Acid (MGA) from its phosphate concentrate. As previously announced on June 19, 2023, a 900 kilogram sample of apatite concentrate was produced at the First Phosphate pilot plant facilities at SGS Québec and was sent to the facilities of Prayon in Belgium for testing its suitability for the production of battery-grade PPA. Prayon has begun assessing product quality and process feasibility through pilot testing of the First Phosphate rock concentrate to determine the optimal process parameters for MGA production. The first initial report on the pilot testing for the production of MGA has been completed. The final report with any additional comments on the MGA production testing as well as details on the PPA production testing through membrane purification (next step) is expected to be available as planned during Q4 2023.

On September 11, 2023, the Company filed on SEDAR+ its Preliminary Economic Assessment (“PEA”) on the Lac à l’Orignal Property, Quebec, Canada. The PEA provides a viable case for developing the Property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates. The PEA is considered by P&E Mining Consultants Inc. to meet the requirements as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that First Phosphate will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise, for the project to be placed into production. The PEA has an effective date of July 25, 2023, and the report is dated September 11, 2023.

On September 13, 2023, the Company announced that, it has entered into an agreement with American Battery Factory Inc. (“ABF”) of Utah, USA, pursuant to a memorandum of understanding, to support production of up to 40,000 tonnes of annual fully North American manufactured LFP CAM (the “ABF Agreement”). The initiative aims to bring production of LFP Batteries for the battery storage sector to North America. The following mutually beneficial arrangements in connection with the ABF Agreement were also announced:

●	First Phosphate and ABF are to co-operate to source a proven LFP technology partner to work with the companies to service ABF’s LFP CAM production needs in North America. First Phosphate is to source and supply local raw materials and manage logistics for the LFP CAM production process and is to work on close integration into ABF workflows.
●	ABF projects sustained annual demand for LFP CAM starting in 2026 and achieving up to 40,000 tonnes of annual LFP CAM requirement by 2028 at its first planned LFP battery manufacturing facility in Tucson, Arizona.
●	ABF intends to construct several other LFP battery manufacturing facilities across North America, each of which should require similar amount of LFP CAM. As plans for such additional sites are developed, ABF will work with First Phosphate on updated demand forecasts.
●	ABF and First Phosphate are to begin a homologation process whereby First Phosphate raw materials are to be integrated directly into LFP CAM produced for ABF. LFP CAM produced by way of the partnership is to be integrated into ABF battery cells and end-user energy storage products.
●	First Phosphate and ABF intend to co-operate in the development of an LFP battery ecosystem in North America and to consider the possibility of locating certain facilities at the Port of Saguenay, Quebec.

On September 29, 2023, the Company announced that it received a letter of interest from the Export-Import Bank of the United States (“EXIM”), where EXIM express that it would be able to provide financing in the amount of up to USD $170,000,000.00 to the Corporation. The letter of interest is in support of the procurement of U.S. goods and services by First Phosphate in Canada and is eligible for a maximum repayment term of 10 years and expires on October 14, 2024. We note that the letter of intent does not represent a financing commitment and does not guarantee the Company’s access to any or all financing from EXIM. EXIM is to conduct its standard due diligence prior to issuing a final commitment for this transaction. All final commitments must be in compliance with EXIM policies as well as program, legal and eligibility requirements.

On October 10, 2023, the Company announced that it had appointed Jérôme Cliché, effective October 5, 2023, its Vice-President, Business Development. Mr. Cliché is experienced in the areas of corporate finance, strategic investment and corporate development. Mr. Cliché is the co-founder of Renmark Financial Communication, a Montreal based company offering a range of integrated services to small, medium, and large cap public companies trading on all major North American stock exchanges. The Company granted 150,000 options exercisable at $0.70 per share to Jérôme Cliché. The options vest in increments of 33% every four months after October 5, 2023. These options expire on October 5, 2026. On October 5, 2023, Jérôme Cliché was granted 338,462 RSUs. The RSUs vest as follows: (i) 25% vested on October 5, 2023 (ii) increments of 25% every three months after October 5, 2023.

On November 29, 2023, the Company entered into a non-binding memorandum of understanding with Sun Chemical Corporation (“Sun Chemical”) for the development of intermediates used for the manufacture of LFP CAM to support the developing North American battery market. Under this agreement, Sun Chemical will use its qualified North America facilities to manufacture iron phosphate using the phosphate material of First Phosphate and its partners. Utilizing the network of both companies, the agreement will include the investigation of the best source of iron to use in the iron phosphate and lithium iron phosphate synthesis process with preferred consideration for Sun Chemical’s current manufacturing capabilities of iron oxide precursors and First Phosphate’s mining source recovery of magnetite.

On December 6, 2023, the Company entered into a memorandum of understanding with Lithium Australia Limited (“LIT”) (ASX: LIT) for the potential development of an LFP and LMFP CAM manufacturing plant in North America. LIT has developed proprietary technology to produce LFP / LMFP CAM through its wholly owned subsidiary VSPC Pty Ltd (“VSPC”). LIT is seeking a partner to support the commercialization of its LFP / LMFP technology through the development, construction and operation of a demonstration plant (“Demo Plant”) and an eventual commercial scale manufacturing facility (“Commercial Plant”).

The terms of the agreement include:

●	LIT to provide samples of LFP and LMFP to First Phosphate to enable CAM pre-qualification for First Phosphate potential clients.

●	Facilitation of LFP / LMFP CAM offtake discussions for LIT and First Phosphate potential clients.

●	Provision to LIT by First Phosphate of PPA samples for suitability in the production of LFP and LMFP CAM.

●	Agreement on PPA offtake for the Demo Plant and Commercial Plant.

●	Advancement of joint development and funding discussions for a 250-500 tonne per annum (“tpa”) LFP / LMFP Demo Plant based on LIT LFP / LMFP production technology.

●	Agreement on a joint development agreement (“JDA”) and associated funding by LIT for the development of a full scale commercial plant of 25,000 tpa or greater to serve LIT and FPC potential offtake clients.

●	The locating of the Demo Plant and Commercial Plant either in Queensland, Australia or in North America.

LIT has a conditional first right of refusal for offtake of up to 30% of spodumene produced by the Lake Johnston Lithium Project (“Spodumene Offtake”). If a JDA is established, LIT’s Spodumene Offtake may be accessed to provide lithium units in favour of the JDA. The Lake Johnston Lithium Project is a prospective lithium exploration opportunity located 450km east of Perth, Western Australia owned by Charger Metals NL (ASX: CHR) and Rio Tinto Limited (ASX: RIO) (LON: RIO).

The term of the MOU is two years commencing on the date of signing, or such later date as is agreed in writing between the parties.

On December 11, 2023, the Company signed a memorandum of understanding with Ultion Technologies Inc (“Ultion”) of Las Vegas, Nevada for the purchase of a non-exclusive, perpetual license to technology for the production of LFP and LFMP CAM. The LFP technology contemplated by the memorandum of understanding is currently in production in two facilities, one with 10,000 tons per annum of capacity and one with 50,000 tons per annum of capacity. The LFMP technology contemplated in the memorandum of understanding is currently under development and being produced at a quantity of several tonnes per month. The memorandum of understanfing is effective as of December 11, 2023 and shall remain in effect until the Parties enter into a definitive, written agreement or 365 days, whichever comes first. The terms of the agreement between the parties include:

●	Ultion shall grant a nonexclusive, fully paid, royalty-free perpetual license to First Phosphate for the transfer of the LFP CAM production technology.
●	Ultion shall transfer all documents necessary for First Phosphate to implement the purchased LFP CAM technology commercially, (The “Technology Document Package”).
●	A similar LFMP Technology Document Package will include all documents, technology and information as the LFP Technology Document Package. It will also include any equipment changes or modifications that are required to produce LFMP with the same equipment as specified for LFP production.
●	Ultion will also provide the following services to First Phosphate under certain conditions: equipment acquisition and installation, engineering support, equipment design, start up, and on-site training. Trial production, development, and training services for First Phosphate personnel will be conducted at one of the currently operating LFP and/or LFMP plants.
●	First Phosphate may purchase one or both technologies as well as pay an additional fee to secure an exclusive right to the LFMP technology for the North American market.
●	First Phosphate shall work to provide Ultion with up to 2,000 tonnes per annum of LFP CAM for its LFP battery cell manufacturing business for specialty products. Ultion is planning on beginning production in 2025 which will need up to 500 tonnes of LFP CAM and will ramp up to full production requiring up to 2,000 tonnes by 2029.
●	Additional cell production partners and facilities related to Ultion’s expansion are also expected to use First Phosphate’s LFP as recommended. Each additional facility is expected to ramp up to at least 2,000 tonnes per year LFP/LFMP CAM consumption by 2030. There are at least two additional production partner facilities being contemplated by Ultion at this time.

Exploration Program

The Company’s next significant milestone is to advance it’s Lac à l’Orignal Phosphate project following completion of its PEA. This consists of a two-phase exploration and development program, as follows:

Phase 1 – On July 25, 2023 the Company announced the results of the PEA for the Lac à l’Orignal property. The Property would produce annual average of 425,000 tonnes of beneficiated phosphate concentrate at over 40% P2O5 content, 280,000 tonnes of magnetite and 97,000 tonnes of ilmenite over a 14.2 year mine life. The Property generates a pre-tax internal rate or return (IRR) of 21.7% and an pre-tax net present value (NPV) of $795 million at a 5% discount rate at June 30, 2023 approximate 18 month trailing average phosphate price and long term consensus magnetite and ilmenite prices. The Property generates an after-tax internal rate or return (IRR) of 17.2% and an after-tax net present value (NPV) of $511 million at a 5% discount rate at June 30, 2023 approximate 18 month trailing average phosphate price and long term consensus magnetite and ilmenite prices. The Property would generate an after-tax cash flow of $567 million in years 1-5, resulting in a 4.9-year payback period from start of production.

Phase 2 – the Company will determine the specifics now that Phase 1 PEA level studies are complete. The Company will at this point decide how to conduct environmental baseline studies commence on the Lac à l’Orignal property and deeper stakeholder engagement and consultations (Quebec BAPE) will be considered. The baseline studies should focus on aquatic, terrestrial and hydrological monitoring and documentation. A formal community, government, and stakeholder consultation plan should be developed and implemented, and all activities documented. This Phase will also include pre-feasibility studies (whether internal or formalized) as well as advanced metallurgical studies, definition drilling activities all in view to moving to a formal feasibility study.

The Company intends to use its financial resources primarily in the exploration and development of the Property.

To the extent that additional funds are available beyond what is required by the Company in regard to exploring and developing studies on the Property, the Company may consider acquisitions of additional exploration properties.

The Company's immediate short-term objectives will be to:

(a)        based on the success of Phase 1 at the Property, decide on how to approach and complete the second phase exploration and development program as recommend in the Technical Report to proceed to a pre-feasibiltiy study (internal or formal) and eventually determine whether to proceed to a feasibility study.

The costs to complete the Phase 1 program were originally estimated to be $495,000 and estimated to take 12 months to complete. The Company is pleased that the Phase 1 program was completed ahead of schedule and within the expected budget.

Principal Capital Expenditures and Divestitures

During the three fiscal years ended February 28, 2023, 2022 and 2021, the Company made the following expenditures and issuances:

On January 8, 2021, the Company entered into a Loan Agreement with Loomac Management Ltd. (“Loomac”), of which the sole officer and director is Blaine McKearney, an arm’s length third-party to the Company. Pursuant to the terms of the Loan Agreement, the Company received a loan of $10,000 which was subsequently converted into 62,111,801 units of the Company at a price of $0.000161 per unit. Each unit consisted of one Pre-Consolidation Share and one Pre-Consolidation Share purchase warrant, with each Warrant entitling the holder to purchase one additional Pre-Consolidation Share at an exercise price of $ $0.000645 per share for a period of 60 months from the date of issue.

On June 17, 2022, the Company entered into the Mineral Option Agreement with Glen Eagle, which provided the Company the right to acquire a 100% legal and beneficial interest in the Property, subject to an existing 1% NSR. Pursuant to the Mineral Option Agreement, as amended on August 22, 2022 and September 12, 2022 the Company acquired the interest in the Property by paying a total cash consideration of $1,241,000 and a promissory note in the amount of $250,000 as well as an issue of 6,000,000 Common Shares to Glen Eagle. As of September 14, 2022, the Company fully purchased the Property from Glen Eagle.

On January 10, 2023, the Company entered into a joint LFP homologation agreement and LFP production technology licensing agreement with Integrals Power Limited (“IPL”) of Milton Keynes, United Kingdom. IPL will validate the Company’s LFP-grade purified phosphoric acid and iron sulphate for the use in LFP battery cells. IPL’s LFP CAM homologation process will use First Phosphate LFP-grade PPA and iron sulphate. IPL will provide an LFP production technology license to the Company in the production of LFP CAM at any First Phosphate LFP CAM production facilities to be built in Quebec or elsewhere in North America. A royalty fee of 1.5% will apply to all LFP CAM sales. The Company has acquired 7,386 common shares of IPL for a cost of $83,060 and has the right to make follow-on investments in future funding rounds. The Company was informed that IPL closed its oversubscribed equity investment round which received co-investment by the UK government grant funded project for LFP battery material pilot plant development. The IPL pilot plant is expected to be operational by the end of 2023. IPL has since relocated to a new larger facility to begin the buildout of its pilot plant. Upon completion, First Phosphate will be supplying samples of its PPA and iron sulphate to be used in the IPL input materials homologation process. IPL is expected to produce LFP Cam and test LFP battery cells using the Company’s input materials during 2024.

On March 9, 2023, the Company acquired 13 additional mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. in the region of Saguenay-Lac-St-Jean, Quebec, for the consideration of $22,825 through the issuance of 27,173 Common Share at a deemed price of $0.92 and actual price of $0.84 per Common Share.

On April 24, 2023, the Company issued 1,205,217 non-flow through (“non-FT”) units at $0.70 per unit for gross proceeds of $843,652. Each non-FT unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant is exercisable for one additional Common Share at a price of $1.25 until April 26, 2026. The value of share capital of $614,660 was determined using the fair market value of the Common Shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per Common Share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black Scholes pricing model and recorded as share issuance costs.

On April 24, 2023, the Company issued 1,869,375 flow-through (“FT”) units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one flow-through Common Share and one half of one Common Share purchase warrant. Each whole warrant is exercisable for one additional non-flow through Common Share at a price of $1.25 until April 30, 2026. The value of share capital of $1,140,320 (before deduction of $186,938 flow-through premium) was determined using the fair market value of the Common Shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per Common Share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using Black Scholes pricing model and recorded to share issuance costs.

On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $27,994 with respect to the above private placements.

On May 11, 2023, the Company announced that members of its management team and board of directors have reached an agreement for the purchase of 50% of the escrowed Common Shares currently owned by Glen Eagle. The agreement was subject to customary closing conditions, including obtaining all necessary approvals under the escrow agreement and all applicable securities laws. Glen Eagle originally received Common Shares for the sale of the Lac à l’Orignal flagship property to the Company on September 12, 2022. The Transaction closed on June 19, 2023 for the aggregate consideration of $590,000 at the deemed price of $0.2185 per Common Share.

On May 17, 2023, the Company issued 7,143 Common Shares at $0.50 per Common Share for gross proceeds of $3,572, on the exercise of unit warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

On May 30, 2023, the Company issued 4,480 Common Shares at $0.25 per Common Share, on the exercise of brokers’ warrants, for total proceeds of $1,120. The fair value of warrants on the grant date was computed as $601 and was reclassified upon exercise from contributed surplus to capital stock.

On June 27, 2023, a consultant engaged by the Company as the capital markets consultant resigned from service. Of the 100,000 options issued to this consultant, 75,000 options were immediately cancelled pursuant to an option forfeiture agreement dated June 27, 2023, and 25,000 have vested and are exercisable until June 27, 2024. Additionally, on June 28, 2023, the Company settled an amount owed to him for services through the issuance of 179,104 Common Shares of the Company at $0.335 per Common Share, with such Common Shares subject to a statutory four month and one day hold period.

During the three fiscal years ended February 28, 2023, 2022 and 2021, the Company made no material divestitures.

B.	Business Overview

Overview

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the LFP Battery industry. First Phosphate is committed to producing at high purity level, at full ESG standard and with low anticipated carbon footprint.

First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP Battery producers that require battery grade LFP CAM emanating from a consistent and secure supply source.

Since May, 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec for the purposes of developing and producing apatite (phosphate) concentrate, ilmenite (titanium) concentrate and magnetite (iron) concentrate. The Company now holds over 1,500 sq. km of royalty-free district-scale land claims.

The Company’s mining properties are located in Quebec, a North American electrification industry hub. The properties are strategically located in proximity to the City of Saguenay, Quebec’s 6th largest city, with a skilled industrial workforce. Bagotville Airport is within vicinity, with daily flights to Montreal. The Company has access to the deep sea Port of Saguenay for international shipment of its concentrates as well as the ability to locate industrial facilities at the Port of Saguenay. Clean Quebec Hydro is present in the vicinity of many of the Company’s mining claims as well as at the Port of Saguenay. The Company’s flagship property of Lac à l’Orignal as well as Bégin-Lamarche are located on four season, heavy haul gavel roads connected to a paved provincial highway and to the Port of Saguenay. The Company has a formal memorandum of understanding (MOU) in place with the Port of Saguenay.

Through prudent downstream partnerships, the Company plans to vertically integrate from mine source to eventual production of purified phosphoric acid and LFP CAM for use in the manufacture of LFP Batteries for various industries such as energy storage, electric vehicles (EV) and other industries. To this effect, the Company has signed a formal MOU with Prayon of Engis, Belgium, a producer of PPA. The Company has also signed an LFP production technology licensing agreement with IPL of Milton Keynes, United Kingdom.

The Company is preparing to position itself as a mineral development company fully dedicated to extracting and purifying phosphate for the eventual downstream production of CAM for the LFP Battery industry. The Company’s history of the last three financial years is described above under Item 4.A “History and Development of the Company.”

As of October 30, 2023, the Company has budgeted a cash requirement of $946,650 for the subsequent 15-month period ending January 31, 2025.

As of the date of this Form 20-F, the management team of the Company does not expect any material changes to the business; however, as is typical of the mineral exploration and development industry, from time to time First Phosphate reviews potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

Furthermore, there can be no assurance that the results of exploration or development programs planned or underway will not result in material changes to the scientific and technical information contained herein. Accordingly, readers of this Form 20-F are urged to read the press releases issued by First Phosphate once they become available on SEDAR+ or EDGAR, for full and up-to-date information concerning the Company’s business and its material exploration property interests.

Business Objectives and Milestones

In 2023, the Company completed a PEA on its on the Lac à l’Orignal Phosphate Project located in the Saguenay Lac-Saint-Jean region of Quebec. The Company has engaged P&E Mining Consultants Inc. (“P&E”) to lead the PEA which will utilize the latest mineral resource estimate completed by P&E in November 2022.

The Lac à l’Orignal phosphate project contains a high-quality phosphate resource potentially suitable for LFP batteries necessary for the energy transition. Management has board approval to advance the project towards its first economic study, a PEA. The PEA will include details on project economics encompassing the separation of three–marketable concentrates - a phosphate (apatite) concentrate, a titanium oxide (ilmenite) concentrate and an iron oxide (magnetite) concentrate. The objective of the PEA is to create a mine plan, mine production schedule, capital cost estimate and an operating cost estimate incorporated into a financial model to provide total cash flow, after-tax net present value (NPV), and after-tax internal rate of return (IRR). The project concept is to outline a development opportunity around a stand-alone open pit mine and concentrator facility for all three concentrates located in the Saguenay-Lac Saint-Jean region of Quebec. The region already hosts significant existing and ongoing industrial activity including 4 aluminum smelters, an alumina refinery, forest products operations and hydroelectric power generating stations. The project design will tie into existing infrastructure including the low-to-no-carbon emissions Quebec Hydro grid, and to existing municipal and heavy-haul road networks which provide access from the Lac à l’Orignal Project directly to the deep sea port of Saguenay. The Company has in place a memorandum of understanding with Port Saguenay to ship its phosphate concentrate internationally as well as access to greenfield land on which to build eventual advanced processing facilities. The completion of the PEA is scheduled for the third quarter of 2023.

The Lac a L’Orignal Property or the Lac Original Property is an advanced exploration stage property with no current resources and reserves at this time. Additional work including drilling and development is required to advance the Lac Orignal Property to a resource stage property. Using the Offering Proceeds as set out under “Use of Proceeds” above, the Company intends, over the next twenty-four (24) months, to focus on exploration and exploration development of the Lac Orignal Property as well as other properties along the Lac Orignal Property. The work completed using the Offering Proceeds is expected to increase the density of drilling and other geological information with the goal of defining a mineral resource and advancing the Lac Orignal Property.

For further information, please see the section titled “Material Property” under Item 4.D “Property, Plants and Equipment” of this Form 20-F.

We own no producing properties and, consequently, have no current operating income or cash flow from the properties we hold, nor have we had any income from operations in the past three financial years. As a consequence, our operations are primarily funded by equity financings.

Our operations are not generally seasonal as we can conduct exploration on our properties year-round. The Company does not utilize marketing channels and there are no sales or installment sales. The Company has entered into memoranda for understanding for future sales.

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental permitting, corporate social responsibility, finance, and accounting. The Company faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

The mineral exploration and mining business are extremely competitive. Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations. The Corporation competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees. The ability of the Corporation to acquire and develop precious metal properties will depend not only on its ability to raise the necessary funding but also on its ability to select and acquire suitable prospects for precious metal development and operation or metal exploration. See “Risks Associated with Our Operations and Mineral Exploration” and “Financing Risks” under “Risk Factors” of this Form 20-F.

See “Risks Associated with Our Operations and Mineral Exploration” and “Risks Relating to our Common Shares” under “Risk Factors” of this Form 20-F for a description of the supplies and equipment the Company needs to conduct exploration, including a description of volatility in the resource market.

The Company places great emphasis on providing a safe and secure working environment for all of First Phosphate’s employees, and recognizes the importance of operating in a sustainable manner. The Company believes awareness and communication of risks are critical steps in preventing accidents on the property interests operated by the Company. There were no significant environmental incidents at any of the exploration properties at which the Company is the operator through the twelve months ended February 28, 2023. First Phosphate is subject to federal and provincial environmental laws and regulations. Management have put in place ongoing monitoring programs at the Company’s properties. Many of the Company’s activities are subject to periodic monitoring by government agencies with respect to environmental protection plans and practices, which in many circumstances must be detailed when applying for exploration permits. See “Risks Associated with Our Operations and Mineral Exploration” under “Risk Factors” of this Form 20-F.

The Company understands that having a strong social presence will be imperative to the success of its business. Ensuring that the local communities have an understanding of and appreciation for, the potential impacts of exploration, development and mining activity in the region will be a focus going forward. Fortunately, the Saguenay, Quebec area has a tremendous mining history where the local communities have a strong understanding of the benefits and risks that a mining project can bring to an area. As the project on the Property advances and exploration and development plans are confirmed, management plans to engage with community members, to solicit and respond to feedback and concerns raised from concerned citizens. The Company may also host property tours for interested members of the community.

On a regular basis, the Company will:

●	Provide information and regular updates to community groups and the general public regarding all exploration activities for the Property;

●	Undertake exploration in a safe manner, and assess safety, health, environmental and social risks associated with each phase of the Property; and

●	Support transparent and fair employment strategies at the local level, and where possible, employing workforce at all skill levels.

C.	Organizational Structure

The Company is not part of a group, and the Company does not own any subsidiaries.

D.	Property, Plants and Equipment

Summary Disclosure Regarding All Mineral Properties

We currently hold interests in 3 mineral properties, each of which is in the exploration stage:

●	Lac à l’Orignal Flagship property

●	Bégin-LaMarche property

●	Bluesky properties, which is a grouping of various mineral claims.

Material Property

Description of the Property

Our principal asset is the Lac à l’Orignal Property in Québec, Canada.

Location and Coordinates

The Lac Orignal property is located 82 km north-northeast of the City of Saguenay in the province of Québec in Canada. The Property is centered approximately on the Lac Orignal Deposit at longitude 70° 34’ 41” W and latitude 49° 04’ 28” N (UTM NAD83 Zone 19N coordinates: 384,750 m E and 5,436,930 m N). The Property is located on NTS sheets 22D10, 22D14, 22D15, 22D16, 22E01, 22E02 and 22E03.

LAC ORIGNAL PROPERTY LOCATION, QUÉBEC

Source: Laverdière (2014)

Property Description and Tenure

The Lac Orignal Property consists of 1,417 CDC claims with a total area of 78,141 ha on NTS sheets 22D10, 22D14, 22D15, 22D16, 22E01, 22E02 and 22E03 (Figure 32). All the claims of the Lac Orignal Property are registered with the Ministry of Natural Resources and Forests (MNRF).

A list of all the claims is presented in Appendix H of the Technical Report Summary, attached as Exhibit 17.1 to this Registration Statement.

Lac Orignal Property Claims

Source: P&E (October 2022)

Note: Claims information effective June 2, 2023

Of the 1,417 claims constituting the Property, 1,264 claims were map-staked by First Phosphate and First Phosphate holds 100% interest in these claims.

In addition, First Phosphate signed option agreements with two separate parties in June 2022. On June 17, 2022, First Phosphate signed the first option agreement (as amended), with Glen Eagle Resources Inc. (“GER”), whereby First Phosphate can acquire a 100% interest, subject to an existing 1% net smelter return (NSR) royalty, in 108 claims comprising the Lac Original Deposit, by:

(a)	Paying GER a total of $1,491,000 as follows:

(i)	$191,000 on June 17, 2022; which payment was made

(ii)	$300,000 on or before July 7, 2022; which payment was made

(iii)	$100,000 on or before July 25 2022 (as amended), which payment was made

(iv)	$400,000 on or before August 25, 2022 (as amended), which payment was made
(v)	$250,000 on or before September 14, 2022 (as amended), which payment was made
(vi)	$250,000 by issuing a non interest bearing promissory note (note 9) with maturity date of February 17, 2023, on or before September 14, 2022. (as amended), which was issued and paid.

(b)	Allotting and issuing to GER, as fully paid and non-assessable, a total of 6,000,000 Shares on or before the sixth month anniversary of June 17, 2022, for which shares were issued.

The Company purchased the 1% NSR royalty relating to this property for $50,000. Further, the Company issued 700,000 shares at $0.02 per share as finder's fees for the mineral property.

The current Mineral Resource described in Section 14 of this Report are covered by claims in the centre of the Glen Eagle Option; specifically mining claims 2309155, 2309156, 2309157, 2309158, 2309159, 2309166, 2309167, 2309168, 2309169 and 2309170. These 10 mining claims are in good standing as of the effective date of the Technical Report Summary attached as Exhibit 17.1 to this Registration Statement. Please see Appendix H in the Technical Report Summary.

Also on June 17, 2022, First Phosphate entered into the second option Agreement with two individuals (“Dallaire Option”). First Phosphate can acquire 100% interest in the 11 claims of the Lac Orignal Property area by paying to the Optionor a total of $90,000 as follows:

1.	(i)	$10,000 in cash to the individuals on June 17, 2022; and

2.	(ii)	$80,000 to the individuals on or before the ninth month anniversary of June 17, 2022.

In the event that it executed a Going Public Transaction (“GPT Transaction”), First Phosphate was entitled to elect to make the payment described in (a)(ii), through the issuance of Shares at a price equal to the GPT Transaction deemed Share price. However, on September 14, 2022, First Phosphate announced the completion of its primary phosphate land acquisition strategy, having fully purchased under full title all existing claims that it had under option from the third parties, including an additional seven claims of the Hamann Block. All the acquired claims are free and clear of any NSR royalties and all other forms of royalty.

Additional First Phosphate properties are present in the Saguenay-Lac-Saint-Jean region (i.e., Fleury, Yves, Gouin, Catherine, Begin, Sault, Perron, Antoine, Alex, Brochet and Lamarche). However, only the Lac Orignal Property is covered by the Technical Report Summary, attached as Exhibit 17.1 to this Registration Statement.

Status of Exploration Expenditures

As of the effective date of the Technical Report Summary, attached as Exhibit 17.1 to this Registration Statement, the accumulated total exploration expenditures incurred in 2022 on the Lac Orignal Property were C$211,950. Of this total, $67,331 was spent on field geological reconnaissance, grab sampling and channel sampling at the Lac Orignal Deposit and surrounding areas in August 2022 and C$144,631 was spent on data interpretation and geological modelling of the Deposit from May to September 2022. These data gathering, interpretation and modelling exploration activities are described in more detail in Sections 7 and 11 of the Technical Report Summary, attached as Exhibit 17.1 to this Registration Statement.

Access

The Lac Orignal region is easily accessible from the City of Saguenay, 82 km south-southwest, by Highway 172 to logging road, chemin de la Zec Martin-Valin, which crosses the Property and is maintained year-round by logging companies (Figure 4.1). At km 81.5 on this road, a secondary logging trail goes northwest for 3.5 km to the Lac Orignal Deposit area. Many secondary logging roads can be utilized to access various parts of the Property.

The Property is located within the unorganized territory of Mont-Valin with a population of five people. A small inn, Auberge 31, at km 31 of the main logging road, can accommodate workers. There are several logging camps and outfitters along the road to the Property.

LAC ORIGNAL PROPERTY AREA ACCESS AND INFRASTRUCTURE SETTING

Mineral Resource Estimates

The Mineral Resource Estimate presented herein is reported in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K into Indicated and Inferred Mineral Resources and has been estimated in conformity with the generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines (2019). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve. Confidence in the estimate of an Inferred Mineral Resource is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

This Mineral Resource Estimate was based on information and data supplied by First Phosphate Corp., and was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc. of Brampton, Ontario. This Mineral Resource Estimate was supervised, reviewed and accepted by Antoine Yassa, P.Geo., an independent Qualified Person in terms of NI 43-101. Messrs Wu, Puritch and Yassa are considered to be the “Authors” of this section taken from the Technical Report Summary attached as Exhibit 17.1 to this Registration Statement. The effective date of the Mineral Resource Estimate is October 3, 2022.

All drilling/channel and assay data were provided in the form of Excel data files by First Phosphate Corp. The GEOVIA GEMS™ V6.8.4 database for this Mineral Resource Estimate, compiled by the Authors, consisted of 63 drill holes and 17 surface channel samples totalling 7,984 m and 149.5 m respectively. A total of 49 drill holes (6,393 m) and five channel samples (27 m) intersected the mineralization wireframes used for the Mineral Resource Estimate. Six drill holes in the database completed more than 3-km north of the Mineral Resource area were not utilized in this Mineral Resource Estimate. A drill hole plan is shown in Appendix A of the Technical Report Summary attached as Exhibit 17.1 in this Registration Statement.

The drill hole and channel sample database contained P2O5, Fe2O3 and TiO2 assays. The basic statistics for all raw assays in the Mineral Resource Estimate area are presented in the Table below.

Assay Database Summary
Variable	P2O5 (%)	Fe2O3 (%)	TiO2 (%)	Sample Length (m)
Number of Samples	2,880	2,880	2,880	2,880
Minimum Value	0.01	0.00	0.00	0.50
Maximum Value	17.80	68.60	10.90	3.00
Mean	3.45	17.47	3.18	1.48
Median	3.85	17.00	3.29	1.50
Variance	5.34	97.36	3.40	0.02
Standard Deviation	2.31	9.87	1.84	0.12
Coefficient of Variation	0.67	0.56	0.58	0.08

All drill hole survey and assay values are expressed in metric units. The coordinates are in the UTM system NAD 83, Zone 19N.

Mineral Resource database checks were completed according to the verification procedures and protocols described in Sections 8 and 8 of the Technical Report Summary attached as Exhibit 17.1 to this Registration Statement. The Authors are of the opinion that the supplied database is suitable for Mineral Resource estimation.

The Lac Orignal Deposit mineralized wireframe boundaries were determined from lithology, structure, and grade boundary interpretation from visual inspection of drill hole cross-sections. Three mineralized wireframes were developed and referred to as Main, HW (hanging wall) and FW (footwall) Zones. The mineralized wireframes were constructed on 100 m spaced vertical cross-sections with computer screen digitizing polylines on drill hole cross-sections in GEMS™ by the Authors. The mineralized wireframe outlines were influenced by the selection of mineralized material above 2.5% P2O5 that demonstrated a lithological and structural zonal continuity along strike and down-dip. In some cases, mineralization <2.5% P2O5 was included for the purpose of maintaining zone continuity. On each cross-section, polyline interpretations were digitized from drill hole to drill hole, but not typically extended more than 100 m into untested territory. Minimum constrained width for interpretation was 3 m of drill core length.

The resulting Main Mineral Resource mineralized wireframe is 2,230 m long, 50 m to 445 m thick (true thickness is 2.97 m to 99.5 m), strikes east-west, and dips 25° to 30° north. The mineralized wireframes were utilized as constraining boundaries during Mineral Resource estimation for purposes of rock coding, statistical analysis and compositing limits. The 3-D mineralized wireframes are presented in Appendix B of the Technical Report Summary attached as Exhibit 17.1 to this Registration Statement.

The topographic and overburden surfaces were created using LiDAR results from the Québec government website (www.diffusion.mffp.gouv.qc.ca) and drill hole logs. All mineralized wireframes were truncated at the top of bedrock surface.

A unique rock code was assigned to each mineralized wireframe in the Mineral Resource model as presented in the Table below.

Rock Codes Used for the Mineral Resource Estimate
Wireframe	Rock Code	Wireframe Volume (m3)
Main	100	17,786,392
FW	200	1,238,570
HW	300	1,034,941

Rock Codes Used for the Mineral Resource Estimate
Wireframe	Rock Code	Wireframe Volume (m3)
Air	0
OVB	10
Waste	99

Mineralized wireframe constrained assays were back coded in the assay database with rock codes that were derived from intersections of the mineralized wireframes and drill holes. The basic statistics of the mineralized wireframe constrained assays are presented in the Table below.

Mineralized Wireframe Constrained Assay Summary
Variable	P2O5 (%)	Fe2O3 (%)	TiO2 (%)	Sample Length (m)
Number of Samples	1,667	1,667	1,667	1,667
Minimum Value	0.08	0.00	0.00	0.60
Maximum Value	17.80	48.40	8.45	2.50
Mean	5.01	22.53	4.14	1.48
Median	5.03	22.40	4.25	1.50
Variance	2.01	58.03	1.83	0.01
Standard Deviation	1.42	7.62	1.35	0.11
Coefficient of Variation	0.28	0.3–	0.33	0.07

Note: P2O5 - Phosphorus pentoxide, Fe2O3 = iron oxide, TiO2 = titanium dioxide.

In order to regularize the assay sampling intervals for grade interpolation, a 1.5 m compositing length was selected for the drill hole/channel sample intervals that fell within the constraints of the above-described Mineral Resource mineralized wireframes. The composites were calculated for P2O5, Fe2O3 and TiO2 over 1.5 m lengths starting at the first point of intersection between the assay data drill hole/channel sample and the hanging wall of the 3-D mineralized wireframe constraint. The compositing process was halted on exit from the footwall of the mineralized wireframe constraint. Explicit missing samples (intervals without results like lost core or poor recovery) were treated as nulls based on the nature of mineralization, whereas implicit missing samples (unsampled intervals) were assigned a background value of 0.01%. If the last composite interval was <0.50 m, the composite length was adjusted to make all composite intervals of the mineralized wireframe intercept equal. The resulting composite length ranged from 1.44 m to 1.52 m.
This process would not introduce any short sample bias into the grade interpolation process. The constrained composite data were extracted to a point file for a grade capping analysis. The composite statistics are summarized in the Table below.

Composite Summary
Variable	P2O5 Comp	P2O5 Cap	Fe2O3 Comp	Fe2O3 Cap	TiO2 Comp	TiO2 Cap	Length (m)
Number of Composites	1,652	1,652	1,631	1,631	1,631	1,631	1,652
Minimum Value	0.08	0.08	2.28	2.28	0.21	0.21	1.44
Maximum Value	17.80	10.00	48.33	40.00	8.44	7.10	1.52
Mean	5.00	5.00	22.79	22.78	4.19	4.19	1.50
Median	5.03	5.03	22.40	22.40	4.26	4.26	1.50
Geometric Mean	4.74	4.73	21.47	21.46	3.95	3.95	1.50
Variance	1.94	1.81	52.84	52.61	1.65	1.64	0.00

Composite Summary
Variable	P2O5 Comp	P2O5 Cap	Fe2O3 Comp	Fe2O3 Cap	TiO2 Comp	TiO2 Cap	Length (m)
Standard Deviation	1.39	1.34	7.27	7.25	1.28	1.28	0.01
Coefficient of Variation	0.28	0.27	0.32	0.32	0.–1	0.31	0.01

Note: P2O5 - phosphorus pentoxide, Fe2O3 = iron oxide, TiO2 = titanium dioxide, Comp = composite, Cap = capped composite.

Grade capping was investigated on the 1.5 m composite values in the database within the constraining mineralized wireframes to ensure that the possible influence of erratic high-grade values did not bias the database and subsequent grade interpolation. Log-normal histograms and log-probability plots were generated for each mineralized wireframe and the resulting selected graphs are exhibited in Appendix C. The capped composite statistics are summarized in Table 11.4. The grade capping values are detailed in the Table below. The capped composites were utilized to develop variograms and for block model grade interpolation.

Grade Capping Values
Mineral	Wireframe	Total No. of Composites	Capping Value (%)	No. of Capped Composites	Mean of Composites (%)	Mean of Capped Composites (%)	CoV of Composites	CoV of Capped Composites	Capping Percentile
P2O5	Main	1,449	10	4	5.16	5.15	0.26	0.25	99.7
P2O5	FW	110	No cap	0	4.03	4.03	0.24	0.24	100
P2O5	HW	93	8	1	3.73	3.71	0.36	0.34	98.9
Fe2O3	Main	1,428	40	1	23.40	23.39	0.32	0.31	99.9
Fe2O3	FW	110	No cap	0	20.99	20.99	0.16	0.16	100
Fe2O3	HW	93	24	1	15.52	15.49	0.26	0.25	98.9
TiO2	Main	1,428	7.1	1	4.23	4.23	0.31	0.31	99.9
TiO2	FW	110	No cap	0	4.50	4.50	0.19	0.19	100
TiO2	HW	93	No cap	0	3.26	3.26	0.32	0.32	100

A variography analysis was attempted as a guide to determining a grade interpolation search strategy. Directional variograms were developed using the P2O5 composites for the Main wireframe. Selected variograms are presented in Appendix D.

Continuity ellipses based on the observed ranges were subsequently generated and utilized as the basis for grade estimation search ranges, distance weighting calculations and Mineral Resource classification criteria.

The bulk density data used for the creation of the bulk density block model was derived from nine samples taken by the Authors that were analyzed by Activation Laboratories on Ancaster, ON. The average bulk density was 3.04 t/m3.

The Lac Orignal block model was constructed using GEOVIA GEMS™ V6.8.4 modelling software. The block model origin and block size are presented in Table 11.6. The block model consists of separate model attributes for estimated P2O5, Fe2O3 and TiO2 grade, rock type (mineralized wireframes), volume percent, bulk density, and classification.

Block Model Definition
Direction	Origin	No. of Blocks	Block Size (m)
X	383,950	540	5
Y	5,436,600	200	5
Z	680	64	5
Rotation	no rotation

All blocks in the rock type block model were initialled with a waste rock code of 99, corresponding to the surrounding country rocks. The mineralized wireframes were used to code all blocks within the rock type block model that contain ≥1% volume within the mineralized wireframe. These blocks were assigned the rock type codes presented in Table 14.2. The overburden and topographic surfaces were subsequently utilized to assign rock codes 10 and 0, corresponding overburden and air respectively, to all blocks ≥50% above those surfaces.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining mineralized wireframes. As a result, the mineralized wireframe boundary was properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that mineralized wireframe. The minimum percentage of the mineralized block was set to 1%.

The P2O5, Fe2O3 and TiO2 grade blocks were interpolated with Inverse Distance Squared (“ID2”). Nearest Neighbour (“NN”) was utilized for validation. Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability. Search ranges and directions were based on the variograms. Grade blocks were interpolated using the parameters in the Table below.

Block Model Interpolation Parameters
Pass	Major Range (m)	Semi-major Range (m)	Minor Range (m)	Max No. of Samples per Hole	Min No. of Samples	Max No. of Samples
I	60	30	15	3	7	12
II	100	50	20	3	4	12
III	400	200	80	3	1	12

Selected cross-sections and plans of the P2O5 grade blocks are presented in Appendix E of the Technical Report Summary attached as Exhibit 17.1 in this Registration Statement.

The average bulk density of 3.04 t/m3 was applied to the interpolated grade blocks.

It is the Author’s opinion that the drilling, assaying and exploration work on the Lac Orignal Project support this Mineral Resource Estimate and are sufficient to indicate a reasonable potential for economic extraction, and thus it is qualified as a Mineral Resource in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K into Indicated and Inferred Mineral Resources. . The Mineral Resource is classified as Indicated and Inferred, based on the geological interpretation, variogram performance and drill hole spacing. The Indicated Mineral Resource is classified for the blocks interpolated with the Pass I and II, which used at least four composites from a minimum of two holes; and Inferred Mineral Resource is classified for all remaining grade populated blocks within the mineralized wireframes. The classifications were adjusted manually to reasonably reflect the distribution of each classification. Selected classification block cross-sections and plans are attached in Appendix F of the Technical Report Summary attached as Exhibit 17.1 in this Registration Statement.

The Lac Orignal Mineral Resource Estimate was derived from applying P2O5 percent cut-off values to the block models and reporting the resulting tonnes and grades for potentially mineable areas. The following parameters were used to calculate the cut-off value that determines the open pit mining potentially economic portions of the constrained mineralization. An optimized pit shell is presented in Appendix G of the Technical Report Summary attached as Exhibit 17.1 in this Registration Statement.

The P2O5 Cut-off value is calculated with parameters below:

US$:C$Exchange Rate	0.80
P2O5 Price		US$200/t (approximate two-year trailing average)
P2O5 Process Recovery	75%
Processing Cost		C$9.00/t
G&A		C$3.25/t
Mining Cost		C$2.50/t
Pit Slope		45°

The P2O5 cut-off for potential open pit mining is calculated at = 2.5%.

The resulting pit-constrained Mineral Resource Estimate at the effective date of this Technical Report is tabulated in the Table below. The Authors are of the opinion that the mineralization of the Lac Orignal Project is potentially amenable to open pit economic extraction.

Pit-Constrained Mineral Resource Estimate (1-4) at 2.5% P2O5 Cut-off
Classification	Tonnes (M)	P2O5 (%)	Fe2O3 (%)	TiO2 (%)
Indicated	15.8	5.18	23.90	4.23
Inferred	33.2	5.06	22.55	4.16
Process Recovery		75%	66%	24%

Note: P2O5 = phosphorus pentoxide, Fe2O3 = iron oxide, TiO2 = titanium dioxide.

1. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The optimized pit-constrained Mineral Resource Estimate is sensitive to the selection of a reporting P2O5 cut-off value and are demonstrated in the Table below.

Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-off
Classification	Cut-off P2O5 (%)	Tonnes (M)	P2O5 (%)	Contained P2O5 (kt)	Fe2O3 (%)	TiO2 (%)
Indicated	5.0	9.5	5.67	538	23.91	4.19
	4.5	12.9	5.43	703	24.41	4.31
	4.0	14.8	5.29	783	24.24	4.28
	3.5	15.6	5.21	812	24.03	4.26
	3.0	15.8	5.19	819	23.93	4.24
	2.5	15.8	5.18	821	23.90	4.23
	2.0	15.9	5.18	821	23.88	4.23
Inferred	5.0	18.9	5.62	1,061	23.28	4.22
	4.5	25.3	5.41	1,370	23.53	4.28
	4.0	29.5	5.25	1,546	23.20	4.24
	3.5	32.2	5.12	1,647	22.77	4.19
	3.0	33.0	5.07	1,676	22.60	4.17
	2.5	33.2	5.06	1,682	22.55	4.16
	2.0	33.3	5.05	1,684	22.52	4.16

Note: P2O5 = phosphorus pentoxide, Fe2O3 = iron oxide, TiO2 = titanium dioxide.

The block model was validated using a number of industry standard methods, including visual and statistical methods, as follows:

●	Visual examination of composites and block grades on successive plans and sections were performed on-screen, in order to confirm that the block models correctly reflect the distribution of composite grades. The review of estimation parameters included:

○	Number of composites used for grade estimation;

○	Number of drill holes used for grade estimation;

○	Number of passes used for grade estimation;

○	Mean value of the composites used;

○	Mean distance to sample used;

○	Actual distance to closest point; and

○	Grade of true closest point.

●	A comparison of P2O5 mean composite grades with the block model for the Main wireframe is presented in the Table below.

Average P2O5 Grade Composite Comparison with Block Model for the Main Wireframe
Data Type	P2O5 (%)
Composites	5.16
Capped Composites	5.15
Block Model ID2	5.10
Block Model NN	5.07

Notes: P2O5 = phosphorus pentoxide.

ID2 = block model grades were interpolated using Inverse Distance Squared

NN= block model grades were interpolated using Nearest Neighbour.

The comparisons above show the average grades of P2O5 block models were slightly lower than that of composites used for the grade estimation. These were most likely due to the smoothing by the grade interpolation process. The block model values will be more representative than the composites, due to 3-D spatial distribution characteristics of the block model.

●	A comparison of the P2O5 grade-tonnage curve of the Main wireframe model interpolated with Inverse Distance Squared (“ID2”) and Nearest Neighbour (“NN”) on a global basis are presented in the Grade-Tonnage Curve of Main Wireframe ID2 Versus NN Interpolation Figure below.

Grade-Tonnage Curve of Main Wireframe ID2 Versus NN Interpolation

●	P2O5 local trends of the Main wireframe were evaluated by comparing the ID2 and NN estimate against the composites. As shown in the 3 Figures below, grade interpolations with ID2 and NN agreed well.

Main Wireframe P2O5 Grade Swath Plot Easting

Main Wireframe P2O5 Grade Swath Plot Northing

Main Wireframe P2O5 Grade Swath Plot Elevation

Environmental and Permitting

The Lac Orignal Project will be developed with the consideration of the highest environmental, social and governance (“ESG”) principles. The application of these principles is anticipated to provide support for environmental assessment, permitting, and social acceptance.

A detailed Environmental Impact Assessment (“EIA”) of the Project will be required. A preamble for the EIA will be extensive baseline studies, including several biological and physical components, species at risk, migratory birds, greenhouse gas (“GHG”) emissions and control, current land use, archeological, etc.

Avoidance of encroachment on lakes, streams and fish habitat will be important. In accordance of Directive 019 of the Ministère du Dévelopment Durable, de l’Environnement, de la Faune et des Parcs (“MDDEFP”), it is anticipated that Project waste material, including waste rock and tailings will be classified as low risk. No significant concentrations of elements of environment and health concerns (i.e., As, Pb, Cd, Hg, U) have been found in drill core from the Lac Orignal Phosphate Deposit. Although the Deposit contains a small amount of iron sulphide, there appears to be adequate alkalinity in the rock to prevent metal leaching (“ML”) and acid rock drainage (“ARD”).

An EIA (prepared in French and in English), which will contain a detailed Project description, will be filed with the MDDEFP. Normally, questions and clarification are required by MDDEFP. When this process is completed, the Project would progress to public hearings under Bureau d’Audiences Publiques sur l’Environnement (“BAPE”). Successful BAPE hearings would be followed by Ministerial Approval of the Project.

A series of Provincial Permits and Compliances will be required with reference to:

●	Mining Act of Québec, including regulations for pits and quarries.

●	Forest Act.

●	Watercourse and dam safety acts.

●	Transportation and management of dangerous fuels and substances.

●	Water and wastewater management.

●	Tailings and waste rock management.

A costed and funded closure and reclamation plan with an associated monitoring proposal will also be required.

It is anticipated that a federal environmental assessment process will not be triggered by the Project. Considerations of the non-metallic nature of the Deposit, absence of toxic substances, non-application of Metal Mining Effluent Regulations (“MMER”), and avoidance of fish habitat disturbance, would confirm avoidance of Canadian Environmental Assessment Act (“CEAA”) 2012 and 2021 revisions. Federal permits are required for the application and use of explosives, port management of fuels, and marine shipping of products.

Consultations and information sessions will be needed with First Nations and the local communities, during Project development. The Lac Orignal Deposit is located within the ancestral territory (Nitassinan) of the Betsiamites Innu Nation. Access from and product transport route to the Saguenay area port would take place in the Nitassinan of the Mashteuiatsh Pessamit and Essipit. Consultations have been initiated with these First Nations.

Significant consultations and Project information will also need to be exchanged with the communities of Dolbeau-Mistassini, Alma, and Saguenay-Lac St Jean. The transportation of concentrate to a Saguenay port, as much as 1,500 tpd, may emerge as a concern.

The main objectives of consultation and communication activity will be to:

●	Inform all communities potentially affected by the Project of the Project details, options and timing;

●	Communicate the results of baseline studies;

●	Document land use at the mine, transportation route(s) and at the port;

●	Assess all foreseen social and environmental impacts of the Project during development, operation and on closure/site reclamation; and

●	Improve the Project design and social acceptability.

Information sharing and consultation activities will continue throughout the Project development and permitting processes and the construction, operation and closure phases.

The completion of baseline studies, environmental assessment, and permitting can be anticipated to exceed approximately two years, and possibly more s of the date of this Registration Statement.

No significant environmental or health risks are anticipated to emerge from the considerations of mining and processing the Project’s mineralized material and concentrate transport from mine to port. Potential concerns that may arise from frequent trucks passing by communities, may be overcome or reduced by special truck designs, time and frequency of trucks passing, and the selection of Saguenay Port location.

Minimal environmental or permitting restrictions for the development and operation of the Project are anticipated.

Non-Material Properties

Begin - Lamarche

Description

The Company’s secondary exploration property is found at Bégin-Lamarche which is 75 km driving distance from the deep sea Port of Saguenay. On June 5, 2023, the Company announced the results of its 4,274 m drill program on the property which yielded the discovery of two main zones with multiple open pit accessible phosphate-bearing layers. Management has decided on a second drill program to be planned for the Bégin-Lamarche property. The objective of this program will be to infill drill the known phosphate layers to a 100 x 100 m grid in order to decide whether to commission an NI 43-101 resource estimate. The next drill program at Bégin-Lamarche is scheduled for Q1-Q2 of 2024 and requires a prospection program and minimum drilling program of 1500 m.

Updates

The Company incurred $550,752 in mining & metallurgy expenses in this area in the fiscal year ended February 28, 2023. To continue to advance the property, the Company has forecasted that it would need to incur an additional $330,000 to complete its additional drill program in the Begin - Lamarche Area which is anticipated to be completed by Q4 2024.

On July 27, 2022, the Company originally purchased 24 mining claims in this region of the Province of Quebec for a total consideration of $222,500 which comprised of $12,500 settled by issuing 50,000 shares at $0.25 per share and $210,000 in cash (the “Begin-Lamarche Agreement”). Further, the Company has paid $41,700 in cash for claim staking in the year ended February 28, 2023 to expand the area of the property.

On March 10, 2023, the Company issued 27,173 common shares with a fair value of $22,825 for the purchase of 13 mineral claims in the Begin-Lamarche area.

Between the fiscal year ended February 28, 2023 and the quarter ended May 31, 2023, expenditures on the Bégin-Lamarche property amounted to $550,481 and between the quarter ended May 31, 2023 and the quarter ended August 31, 2023, expenditures on the Bégin-Lamarche property amounted to $25,757. Immediate expenditures for this property will be on prospecting, assaying and drill program planning. The data obtained from these prospection activities will enable management to set the targets for the infill and drilling to occur in the next phase of development of the property.

Bluesky

Description

The Bluesky properties consist of a series of staked claims areas within 250 km or less from the Port of Saguenay, Quebec. Ongoing surface sampling, prospecting and other forms of reconnaissance will occur on these properties in the future. These properties are to be considered as very early exploration.

Updates

On September 12, 2022, pursuant to an agreement between the Company and Frederic Bergeron (the “Bluesky Agreement”), the Company purchased 23 mining claims in this region of the Province of Quebec for total consideration of $50,000 which comprised of $40,000 settled by issuing 160,000 Common Shares at $0.25 per share and $10,000 in cash. Further, the Company has paid $59,325 in cash for claim staking in the year ended February 28, 2023 to expand Bluesky areas.

The Company incurred nil in mining & metallurgy expenses in this area in the fiscal year ended February 28, 2023.

Between the quarter ended May 31, 2023 and the quarter ended August 31, 2023, expenditures on the Bluesky properties amounted to $10,495.

All three exploration areas noted above have not generated revenue thus far. The Company is in the exploration phase at Lac à l’Orignal, in the advanced drilling phase at Bégin-Lamarche and at the early exploration phase in the Bluesky Property. The Company continues to determine the commercial feasibility of each location.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our financial condition, changes in financial conditions and results of operations for the years ended February 28, 2023, 2022 and 2021 should be read in conjunction with our financial statements and related notes included therein included in this registration statement at Item 18. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See the “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this document.

Significant Events

Officers of the Company were issued 718,947 Common Shares for settlement of all amounts owed to them as of August 31, 2023. Several vendors and consultants of the Company were issued 570,200 Common Shares for settlement of all amounts owed to them as of August 31, 2023.

On September 13, 2023, the Company entered into an agreement with ABF of Utah, USA, pursuant to a memorandum of understanding, to support production of up to 40,000 tonnes of annual fully North American manufactured LFP CAM. The initiative aims to bring production of LFP Batteries for the battery storage sector to North America.

On September 26, 2023, we received a letter of interest from EXIM, where EXIM expressed that it would be able to provide us with financing in the amount of up to USD$170,000,000. The letter of intent is in support of the procurement of U.S. goods and services by First Phosphate in Canada and is eligible for a maximum repayment term of 10 years and expires on October 14, 2024.

Results of Operations

The following is a discussion of the Group’s results of operations for the six months ended August 31, 2023 and the year ended February 28, 2023. The following provides the reader with information that will assist in understanding our audited financial statements, the changes in certain key items in those audited financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our audited financial statements.

For the six months ended August 31, 2023 $
Expenses
Mining exploration and metallurgy	1,155,371
Business development	589,370
Share based compensation	430,232
Professional fees	620,381
Management fees	306,000
Consulting fees	314,190
Regulatory and compliance expenses	93,483
General and administrative expenses	101,247
Directors’ fees	86,400
Total expenses	(3,696,674)
Other Income
Gain on amortization of flow-through share premium liability	103,446
Interest income	12,097
Net loss and comprehensive loss	(3,581,131)
Loss per common share – basic and diluted	(0.07)
Weighted average number of common shares outstanding	50,534,849

The information should be read in conjunction with the Company’s condensed interim financial statements for the six months ended August 31, 2023 and August 31, 2022 and the accompanying notes thereto.

For the year ended February 28, 2023 $
Expenses
Mining exploration and metallurgy	1,184,443
Business development	377,387
Share based compensation	542,805
Professional fees	371,631
Management fees	308,389
Consulting fees	57,366
Regulatory and compliance expenses	159,254
General and administrative expenses	202,233
Directors’ fees	66,500
Total expenses	(3,270,008)
Other Income
Gain on amortization of flow-through share premium liability	74.767
Gain on recognition of fair value of loan	6,877
Net loss and comprehensive loss	(3,188,364)
Loss per common share – basic and diluted	(0.13)
Weighted average number of common shares outstanding	25,372,346

The information should be read in conjunction with the Company’s audited financial statements for the years ended February 28, 2023, 2022 and 2021 and the accompanying notes thereto.

Total Expenses

The Company’s total expenses amounted to $3,696,674 for the six months ended August 31, 2023 and $3,270,008 for the year ended February 28, 2023, and consisted primarily of the following:

●	Mining exploration and metallurgy, which amounted to $1,155,371 and $1,184,443 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to survey, drilling, geophysics and metallurgy costs;
●	Business development, which amounted to $589,370 and $377,387 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to grow the business and seek opportunistic partnerships in this sector;
●	Share based compensation which amounted to $430,232 and $542,805 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to Options issued to Directors, Management and Advisory Board members;
●	Professional fees which amounted to $620,381 and $371,631 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to accounting audit and legal costs;
●	Management fees which amounted to $306,000 and $308,389 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to management consulting fees;
●	Consulting fees which amounted to $314,190 and $57,366 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to fees for consultants;
●	Regulatory and compliance expenses which amounted to $93,483 and $159,254 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to provincial regulator fees;
●	General and administrative expenses which amounted to $101,247 and $202,233 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to ongoing regular operational costs; and
●	Directors’ fees which amounted to $86,400 and $66,500 for the six months ended August 31, 2023 and the year ended February 28, 2023, respectively, and related primarily to pay fees owing to Directors of the Company.

Foreign Currency Fluctuations

We report our financial results and maintains our accounts in Canadian dollars. Our operations in Canada make us subject to foreign currency fluctuations and such fluctuations may materially affect our financial position and results of operations. We have not hedged our exposure to currency fluctuations.

Governmental Regulations, Laws, and Local Practices

Please see the discussion of governmental regulations, laws and local practices in Canada in Item 3.D “Risk Factors”.

B.	Liquidity and Capital Resources

As of February 28, 2023, the Company had cash of $1,180,318. As of August 31, 2023, the Company had cash of $1,124,545, government HST receivable of $261,869 and $1,052,218 in current liabilities. The Company intends to raise capital by future financings. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company.

To date, the Company has earned no revenues and as of February 28, 2023 had incurred losses of $3,188,364 and as of August 31, 2023 had incurred losses of $3,581,131. The Company has cash resources to continue operations for a period of at least 12 months.

As of October 30, 2023, the Company has budgeted a cash requirement of $946,650 for the subsequent 15-month period ending January 31, 2025.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. From time to time the Company works to raise additional capital through private placements or other equity financing. See “Risk Factors” of this 20-F.

Use of Proceeds Assuming No Additional Financing

As of October 30, 2023, the Company intends to use its non-contingent financial resources for the advancement of the objectives and milestones outlined below for the next 15 months.

Category	Expense	Specific Factors and Assumptions

PEA final work	$22,000	This expense represents the funds that the Company has spent on completing its PEA.
Drilling / prospecting	$330,000	Prospecting, assaying, drilling work with respect to the Company’s material properties with a view to determining further drilling actions.
PR & Business Development	$64,500	Consists of agreed-upon fees with service providers and conference attendance.
Insurance & Miscellaneous	$60,950	Represents premiums on existing D&O insurance policy.
Travel	$30,000	Represents employee travel for operations and client, supplier meetings
Legal	$75,000	Represents fees based on estimates.
Accounting/Audit	$191,500	Represents fees based on estimates.
Public company expenses	$172,700	Represents fees based on estimates and historical payments.

Total	$946,650

By adhering to planned operating and solely focusing on milestones that use non-contingent financial resources, as set forth in the table above, the Company can maintain operations until January 2025.

As future additional financing in the near term will likely be in the form of proceeds from issuances of equity securities, it is likely that there will be dilution to our existing shareholders. Moreover, we may incur fees and expenses in the pursuit of such financings, which will increase the rate at which our cash and cash equivalents are depleted.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

E.	Critical Accounting Estimates

Not applicable.

Safe Harbor

This Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual’s place of residence, position with the Company, principal business activities performed outside the Company and period of service as a director (if applicable).

Name	Position With First Phosphate Corp.	Age	Principal Business Activity Outside First Phosphate Corp.	Director/Officer Since

John Passalacqua (1) Ontario, Canada	Chief Executive Officer and Director	51	President of Expoworld Ltd. (May 1998 to present)	June 25, 2021
Bennett Kurtz Ontario, Canada	Chief Financial Officer, Chief Administrative Officer, Corporate Secretary, and Director	63	President and Managing Director of Kurtz Financial Group (April 2007 to present) CFO of RDARS Inc. (March 2022 to present)	June 25, 2021
Laurence W. Zeifman (1) Ontario, Canada	Chairman and Independent Director	62	Audit Partner of Zeifmans LLP, Chartered Professional Accountants (June 1987 to present)	June 23, 2022
Marc Branson (1) British Columbia, Canada	Independent Director	47	President of CapWest Investments (January 2007 to present) President of District Mines Ltd. (September 2015 to present) President of Lightning Ventures Inc. (June 2014 to present)	June 25, 2021
Gilles Laverdiere Quebec, Canada	Chief Geologist	60	Consulting geologist to exploration mining companies	June 1, 2023
Jérôme Cliché Quebec, Canada	Vice-President Business Development	60	Co-founder of Renmark Financial Communication (December 1998 to February 2002) President of Central Network Communications (2002 to 2004) President of LMC Communications Inc. (February 2202 to present)	October 5, 2023

(1)	Denotes member of the Audit Committee.

The following are brief biographies of our directors and executive officers.

Chief Executive Officer and Director - John Passalacqua, Int’l MBA, Age 51, is an international business strategist with over 35 years of extensive technology and capital markets experience. In 1998, John gained the title of a top 50 international business strategist on the early internet. He is involved in private and public market planning for companies in nascent, visionary industries. John has lived in Quebec and is fluently bilingual in English and French. John is financially literate within the meaning of NI 52-110. Mr. Passalacqua devotes approximately 90% of his time to the affairs of the Company.

Chief Administrative Officer and Director - Bennett Kurtz, Age 63, is principal of Kurtz Financial Group. He has experience in financing public companies and taking private companies public. Bennett has multi-faceted business experience in finance, management, sales, marketing and administrative functions including business analysis, public business unit segmentation, internal and external analytics. Mr. Kurtz devotes approximately 50% of his time to the affairs of the Company.

Chairman and Independent Director - Laurence W. Zeifman, CPA, Age 62, is an audit partner of Zeifmans LLP, a mid-sized Toronto public accounting firm. Larry has four decades of experience in public accounting and serves as chair of Nexia Canada, the Canadian division of the eighth largest international accounting network. He is also a former Director of the Ottawa Senators Hockey Club and is a former Alternate Governor of the National Hockey League. Larry is financially literate within the meaning of NI 52-110. Mr. Zeifman expects to devote approximately 5% of his time to the affairs of the Company.

Independent Director - Marc Branson, Age 47, is president of CapWest Investment Corp. Throughout his career, Marc has founded and grown companies in multiple sectors including mining, industrials, manufacturing, marketing, and consumer electronics. Marc currently serves on a number of public and private companies and is financially literate within the meaning of NI 52-110. He provides management and strategic guidance. Mr. Branson devotes approximately 10% of his time to the affairs of the Company.

Chief Geologist – Gilles Laverdiere, Age 60, is the Chief Geologist of the Company. Mr. Laverdière holds a B.Sc in geology from Université de Montréal (1978) and a Certificate in Environment from Université du Québec in Abitibi-Témiscamingue (1996). He worked for various mining exploration companies, one of which being Aur Resources inc., until 1984, when he founded his geological consulting business. He then managed numerous exploration and development projects in Abitibi and raised funds for mining companies. From 1978 to 1984, he was a geologist with a focus on gold exploration in Northwestern Quebec. From 1985 to 1997, he has been part of senior management and on the Board of many public mining companies where he evaluated mining prospects, negotiated and structured financing for various mining companies in Canada, the Philippines, Brazil, Nevada. From 1997 to 2006, he worked in China where he started HMZ Metals, a polymetallic producer operating a copper smelter with revenues exceeding $15 million per year. From 2006 to 2010, he was a consulting geologist in charge of planning and supervising drilling projects in Northwestern Quebec and writing 43-101 geological reports. From 2011 to 2013, he was senior consulting geologist for Merrex Gold Inc. where he was in charge in developing a gold project in Mali within a joint-venture with Iamgold Inc. Since 2013 he has been a consulting geologist to exploration mining companies.

Vice-President Business Development – Jérôme Cliché, Age 60, is the Vice President of Business Development of the Company. Mr. Cliché is seasoned in the areas of corporate finance, strategic investment and corporate development. Mr. Cliché has been co-founder of Renmark Financial Communication, a Montreal based company offering a wide range of integrated services to small, medium, and large cap public companies trading on all major North American stock exchanges.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any our senior management members or directors was selected as such. In addition, there are no family relationships among our senior management members or directors.

B.	Compensation

Directors and Senior Management

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended February 28, 2023:

Non-equity incentive compensation plan compensation ($)

Name and principal position	Year	Salary ($)	Option- based awards ($)	Total Compensation ($)
John Passalacqua CEO and Director	2023	105,000	103,901	208,901
Bennett Kurtz CAO and Director	2023	79,000	51,951	130,951
Garry Siskos COO and CFO	2023	N/A	N/A	N/A
Laurence W. Zeifman Chairman and Independent Director	2023	24,000	51,951	75,951
Peter Kent President and Director	2023	53,889	51,951	105,840
Marc Branson Director	2023	30,000	51,951	81,951
David Dufour	2023	68,000	8,456	76,456

C.	Board Practices

Term of Office

Each director of our Company holds office until the next annual general meeting of our Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our Company or the provisions of the BCBCA.

Service Contracts

We do not have any service contracts with directors which provide for benefits upon termination of employment.

Board of Directors

Our Board consists of four directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement that he or she does not have an interest in, and if he or she does have such an interest, their vote shall not be counted and may not be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, unless otherwise approved by a majority of the Board. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.

Our Board is elected annually by a vote of shareholders represented at the meeting, at which at least two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting constitutes a quorum, entitled to vote or via a unanimous resolution of the shareholders entitled to vote at the annual general meeting. In addition, the maximum and minimum number of directors is determined by ordinary resolution of our shareholders. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

Audit Committee

The Company has a separately designated standing Audit Committee. The following persons currently serve on our Audit Committee: Laurence W. Zeifman (Chair), Marc Branson, and John Passalacqua.

The Board of the Company has adopted a written charter for the Audit Committee. The primary mandate of the Audit Committee is to provide assistance to the Board in fulfilling its responsibility to the Shareholders of the Company, potential Shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditors of the Company, to review the financial statements of the Company and public disclosure documents containing financial information and to assist the Board with the legal compliance with respect to financial reporting and audit matters.

The primary function of the Audit Committee is to assist the Board in fulfilling their applicable roles by, among other things, overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management, pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor, satisfying itself that adequate procedures are in place for the review of certain of the Company’s public disclosure of financial information extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures, establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential and anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters and reviewing and approving the annual and interim financial statements, related management discussion and analysis and other financial information provided by the Company to any governmental body or the public.

The members of the Audit Committee are appointed annually by the Board, and each member of the Audit Committee serves at the request of the board of directors until the member resigns, is removed, or ceases to be a member of the Board.

All audit and non-audit services to be provided by the Company’s external auditor are required to be pre-approved by the Audit Committee. On an annual basis, the Company’s Audit Committee pre-approves a budget for certain specific non-audit services such as assistance with tax returns.

External Audit Service Fees

The fees billed to the Company by its auditor, Davidson & Company LLP, for the financial year ended February 28, 2023, were as follows:

Year Ended	Audit fees	Audit-related fees	Tax fees	All other fees
February 28, 2023	$50,000	$Nil	$Nil	$19,000

Compensation Committee

The Company’s Compensation Committee currently consists of Marc Branson (Chair) and Laurence W. Zeifman. The Board has not yet adopted a written charter for the Compensation Committee.

Nominations and Corporate Governance Committee

The Company does not have a Nominations and Corporate Governance Committee.

D.	Employees

As of February 28, 2022, we had 0 consultants and 0 employees based in Canada, as shown in the chart below.

Canada
Consultants	0
Employees	0

As of February 28, 2023, we had 6 consultants and 0 employees based in Canada.

Canada
Consultants	6
Employees	0

The Company does not have any relationship with labor unions and there are no mining operations.

E.	Share Ownership

We had 53,775,286 Common Shares issued and outstanding as of the date of this Form 20-F. Of the shares issued and outstanding, warrants held and RSUs and stock options granted, our directors and officers owned the following Common Shares as of December 1, 2023:

Other than as set forth in the directors and officer’s table, the following table shows the names of the persons or companies who, to our knowledge, own beneficially, directly or indirectly, more than 5% of any class or series of our securities.

Name	Number of Common Shares Beneficially Owned as of December 1, 2023 (1)	Percentage (1)
John Passalacqua	11,109,529 (2)	20.66
Bennett Kurtz	3,814,223 (3)	7.09
Laurence W. Zeifman	4,210,831 (4)	7.83
Marc Branson	1,259,579 (5)	2.34
Gilles Laverdiere	681,131 (6)	1.27
Jérôme Cliché	219,231 (7)	0.41

(1)	Based on 53,775,286 Common Shares issued and outstanding as at the date of this Form 20-F, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of December 1, 2023 but do not include stock options that vest in February 2024 and RSUs which vest within 60 days of December 1, 2023 but do not include RSUs that vest on February 28, 2024. The Warrants have expiration dates of December 31, 2025 or April 24, 2026. The Options are exercisable for 3 years from the date of issuance. The RSUs expire on December 15th of the third financial year following the end of the calendar year in respect of which such RSUs are granted. See “Item 10. Additional Information – A. Share Capital.”

(2)	806,817 Common Shares, and 600,000 Options are held by Expoworld Ltd. of which Mr. Passalacqua is a director. Another 189, 474 RSUs and 600,000 Options are also held by Expoworld which have not vested, will not be vesting within 60 days of the date of this registration statement, and which have not been included in the calculation. 9,580,212 Common Shares and 122,500 Warrants are held by Shpirtrat Trust, of which Mr. Passalacqua is trustee.

(3)	2,337,302 Common Shares, 46,500 Warrants, and 300,000 Options are held by POF Capital Corp. Another 118,421 RSUs and 300,000 Options are also held by POF Capital Corp which have not vested, will not be vesting within 60 days of the date of this registration statement, and which have not been included in the calculation. 1,100,421 Common Shares and 30,000 Warrants are held by 582284 Ontario Limited, Mr. Kurtz is the sole owner of both POF Capital Corp and 582284 Ontario Limited.

(4)	3,300,774 Common Shares, 47,557 Warrants and 300,000 Options are held by Z Six Financial Corporation, of which Mr. Zeifman and his spouse are the sole owners. Another 71,053 RSUs and 300,000 Options are also held by Z Six Financial Corp which have not vested, will not be vesting within 60 days of the date of this registration statement, and which have not been included in this calculation. 375,000 Common Shares,and 187,500 Warrants are held by Mr. Zeifman personally.

(5)	901,329 Common Shares, 58,250, Warrants and 300,000 Options are held by CapWest Investment Corp. of which Mr. Branson is the sole owner. Another 71,053 RSUs and 300,000 Options are also held by CapWest Investment Corp. which have not vested, will not be vesting within 60 days of the date of this registration statement, and which have not been included in this calculation.

(6)	308,381 Common Shares, 72,750 Warrants and 300,000 Options are held by Mr. Laverdiere personally. 300,000 Options are also held by Mr. Laverdiere personally which have not vested, will not be vesting within 60 days of the date of this registration statement, and which have not been included in this calculation.

(7)	84,616 Common Shares are held by LMC Communications Inc. of which Mr. Cliché is the Principal. 84,615 RSUs and 50,000 Options held by LMC Communications Inc. will vest within 60 days from the date of this registration statement. Another 169,231 RSUs and 100,000 Options are also held by LMC Communications Inc. which have not vested, will not be vesting within 60 days of the date of this registration statement, and which have not been included in this calculation.

Omnibus Plan

The Omnibus Plan was approved and adopted by the Board on July 26, 2023. The Omnibus Plan replaces the Stock Option Plan and the RSU Plan. Under the Omnibus Plan, the Company can grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan which will allow such awards to be subject to the same administration and overall limits.

The Omnibus Plan was approved by disinterested shareholders at the Company’s annual and special meeting of shareholders held on August 25, 2023. No further grants of Options are to be made under the Stock Option Plan and awards of RSUs under the RSU Plan.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant. Outstanding options under the Stock Option Plan continue to be governed by the Stock Option Plan. The Company had no RSUs issued and outstanding at the time of disinterested shareholder approval for the Omnibus Plan. The Company currently has 7,108,000 common shares reserved for issuance pursuant to options grants and 763,058 common shares pursuant to RSU grants. In aggregate, the Company has 7,871,058 common shares reserved for issuance pursuant to options and RSUs granted and outstanding, representing 14.64% of the Common Shares outstanding.

The following details changes in options outstanding for the six months ended August 31, 2023:

	Number of Options	Weighted Average Exercise Price
Outstanding, February 28, 2023	6,225,000	0.30
Issued during the period	832,000	0.70
Cancelled during the period	(849,000)	0.61
Outstanding as at August 31, 2023	6,208,000	0.31

During the period from August 25, 2022 to July 26, 2023, the date on which the Omnibus Plan replaced the Stock Option Plan and the RSU Plan, the Company granted options to acquire 6,757,000 Common Shares with a weighted-average grant-date fair value of $0.34 per Common Share and exercise prices of $0.25 to $0.70 per share.

On March 31, 2023, Pierre Cossette, a consultant engaged by the Company as Vice President Public and Legal Affairs of the Company resigned from service. Of the 300,000 options issued to this consultant, 225,000 options were immediately cancelled and 75,000 have vested and are exercisable until March 31, 2024.

On June 27, 2023, a consultant engaged by the Company as the capital markets consultant resigned from service. Of the 100,000 options issued to this consultant, 75,000 options were immediately cancelled pursuant to an option forfeiture agreement dated June 27, 2023, and 25,000 have vested and are exercisable until June 27, 2024.

On August 31, 2023, 549,000 options at $0.70 per share were returned to the Options pool, following the resignation of Garry Siskos. These were originally issued on April 24, 2023.

During the period from September 1, 2023 to October 27, 2023 the Company granted options to acquire 900,000 Common Shares with an exercise price of $0.70 per Common Share.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of December 1, 2023, the persons known to us to be the beneficial owners of more than five percent (5%) of the Common Shares:

Name of Shareholder	No. of Common Shares Owned (1)		Percentage of Outstanding Common Shares (1)
John Passalacqua	11,109,529	(2)	20. 66%
Laurence W. Zeifman	4,210,831	(3)	7.83%
Bennett Kurtz	3,814,223	(4)	7.09%

(1) Based on 53,775,286 Common Shares issued and outstanding as at the date of this Form 20-F, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of December 1, 2023 but do not include stock options that vest in February 2024 and RSUs which vest within 60 days of December 1, 2023 but do not include RSUs that vest on February 28, 2024. The Warrants have expiration dates of December 31, 2025 or April 24, 2026. The Options are exercisable for 3 years from the date of issuance. The RSUs expire on December 15th of the third financial year following the end of the calendar year in respect of which such RSUs are granted.

(2) 806,817 Common Shares and 600,000 Options are held by Expoworld Ltd. of which Mr. Passalacqua is a director. 9,580,212 Common Shares and 122,500 Warrants are held by Shpirtrat Trust, of which Mr. Passalacqua is trustee.

(3) 3,300,774 Common Shares, 47,557 Warrants and 300,000 Options are held by Z Six Financial Corporation, of which Mr. Zeifman and his spouse are the sole owners, and 375,000 Common Shares, and 187,500 Warrants are held by Mr. Zeifman personally.

(4) 2,337,302 Common Shares, 46,500 Warrants and 300,000 Options are held by POF Capital Corp. and 1,100,421 Common Shares and 30,000 Warrants are held by 582284 Ontario Limited, both of which Mr. Kurtz is the sole owner.

The Company issued shares on June 22, 2022, thus there is no information on shareholdings available for the year ended February 28, 2022 and February 28, 2021.

The Company’s major shareholders do not have different voting rights.

At September 1, 2023, there were a total of 271 record holders of the Common Shares, of which 187 record holders were resident in Canada, holding 51,830,520 Common Shares. This number represents approximately 97.4% of the total issued and outstanding Common Shares at that date.

At September 1, 2023, there were a total of 271 record holders of our Common Shares, of which 51 record holders were resident in the United States, holding 181,391 Common Shares. This number represents approximately 0.34% of our total issued and outstanding Common Shares at that date.

At September 1, 2023, there are no preferred shares issued and outstanding.

The Company is a publicly owned company, and the Common Shares are owned by Canadian residents, United States residents, and residents of other countries. The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board and corporate officers. They are listed below:

	Related party	Relationship (as of September 1, 2023)
	John Passalacqua	Chief Executive Officer and Director
	Peter Kent	Prior President and Prior Director(3)
	Laurence W. Zeifman	Chairman and Independent Director
	Bennett Kurtz	Chief Administrative Officer, Chief Financial Officer, Corporate Secretary, and Director(1)(2)(4)
	Marc Branson	Independent Director
Notes:	Gilles Laverdiere	Chief Geologist(2)
	Garry Siskos	Prior Chief Financial Officer and Prior Chief Operating Officer(2)(4)

1.	Previously, Chief Financial Officer.
2.	Effective May 23, 2023.
3.	On September 1, 2023, Peter Kent resigned as a director and president of the Company.
4.	On September 1, 2023, Garry Siskos stepped down as COO/CFO of the Company with Bennett Kurtz, the predecessor CFO to Garry, serving as the Company’s CFO in addition to his role as the Company’s CAO, Corporate Secretary, and Director.

Key management personnel compensation is comprised of:

	For the year ended
	February 28, 2023 $	February 28, 2022 $	February 28, 2021 $
Professional fees	—	12,500	5,000
Management fees	308,389	—	—
Director’s fees	66,500	—	15,000
Share based compensation	320,160	—	—
	695,049	12,500	20,000

As of February 28, 2023, $79,290 (February 28, 2022, $58,617 and February 28, 2021, $20,000) was included in the accounts payable as amount due to key management personnel for services received during the year.

	February 28, 2023	February 28, 2022	February 28, 2021
ExpoWorld Ltd.	$27,500	$58,617	$—
POF Capital Corp.	29,950	—	—
Peter Kent Investments Inc.	10,540	—	—
Capwest Investments Inc.	5,000	—	—
Z Six Financial Corporation	6,300	—	—
Director Fees	—	—	15,000
Accounting Fees	—	—	5,000
Total	$79,290	$58,617	$20,000

For year ended February 28, 2021, $5,000 was issued to 3 ex-directors each (Mark Oberg, Lorilee Kozuska, and Daniel Knol) and $5,000 was issued in accounting fees to ex-director Lorilee Kozuska.

On November 30, 2022, the Company issued a promissory note payable of $850,000 to ExpoWorld Ltd., a company owned by Mr. Passalacqua. This promissory note was repaid in cash in full during the year ended February 28, 2023.

Director and Management Services Agreements

The Company has director and management service agreements with each of its directors and officers that allow for termination without cause so long as 30 day prior written notice is provided by either party. Under each agreement, the consultant is entitled to a monthly payment in cash but the Company has the option to issue Common Shares as payment in lieu.

For the 12 months ended February 28, 2023, ExpoWorld Ltd. (with John Passalaqua as principal) received $208,901 in fees comprised of $97,500 for management services in their capacity as a Chief Executive Officer, $7,500 director’s fees, and $103,901 share base compensation comprised of Options. John Passalaqua is the CEO and director of the Company.

For the 12 months ended February 28, 2023, POF Capital Corp (with Bennett Kurtz as principal) received $130,951 in fees comprised of $79,000 for management services in their capacity as a Chief Administrative Officer, $0 director’s fees, and $51,951 share based compensation comprised of Options. As of September 1, 2023, Bennett Kurtz was appointed CFO of the Company. He also serves as the Company’s CAO, Corporate Secretary, and Director.

For the 12 months ended February 28, 2023, Peter Kent Investments Inc. (with Peter Kent as principal) received $105,840 in fees comprised of $53,889 for management services in their capacity as President, $0 director’s fees, and $51,951share based compensation comprised of Options. As of September 1, 2023, Peter Kent resigned as President and director of the Company.

For the 12 months ended February 28, 2023, Capwest Investments Inc. (with Marc Branson as principal) received $81,951 in fees comprised of $0 for management services, $30,000 director’s fees, comprised of cash payment, and $51,951 share based compensation comprised of Options. Marc Branson serves as an independent director of the Company.

For the 12 months ended February 28, 2023, Z Six Financial Corporation (with Laurence W. Zeifman and his spouse as the shareholders) received $75,951 in fees comprised of $0 for management services, $24,000 director’s fees comprised of cash payment, and $51,951 share based compensation comprised of Options. Laurence Zeifman serves as Chairman and independent director of the Company.

For the 12 months ended February 28, 2023, David Dufour received $76,455 in fees comprised of $68,000 for management services, $0 director’s fees comprised of cash payment, and $8,455 share based compensation comprised of Options.

Due from Related Parties

As of February 28, 2023, $30,000 was included prepaid expenses as an amount paid to, Marc Branson, an independent director of the Company, in advance for director services expected to be received in the fiscal year 2024.

Due to related parties

As of February 28, 2023, $79,290 was included in accounts payable as amount due to key management personnel for services received during the period.

Breakdown of amounts due to related parties
Feb 28, 2023
ExpoWorld Ltd.(1)	$27,500
POF Capital Corp(2)	29,950
Peter Kent Investments Inc.(3)	10,540
Capwest Invesments Inc.(4)	5,000
Z Six Financial Corporation(5)	6,300
TOTAL	$79,290

Notes:

(1)	With principal of John Passalaqua, current CEO and Director of the Company. Mr. Passalaqua is also the trustee of Shpirtrat Trust. ExpoWorld and Shpirtrat Trust may be considered joint actors with John Passalacqua.

(2)	With principal of Bennett Kurtz, current CFO, CAO, Corporate Secretary, and Director of the Company.

(3)	With principal of Peter Kent, whom resigned from his President and Director positions on August 31, 2023.

(4)	With principal of Marc Branson, the current independent Director of the Company.

(5)	With principals of Laurence Zeifman and his spouse. Mr. Zeifman is the current Chairman and independent Director of the Company.

Glen Eagle Transaction

On May 11, 2023, the Company announced that members of its management team and board of directors have reached an agreement for the purchase of 50% of the escrowed Common Shares currently owned by Glen Eagle. The agreement was subject to customary closing conditions, including obtaining all necessary approvals under the escrow agreement and all applicable securities laws. Glen Eagle originally received Common Shares for the sale of the Lac à l’Orignal flagship property to the Company on September 12, 2022. The Transaction closed on June 19, 2023 for the aggregate consideration of $590,000 at the deemed price of $0.2185 per Common Share.

Through this agreement, Mr. Passalacqua (through Shpirtrat Trust, of which Mr. Passalacqua is a trustee) acquired 1,212,712 Common Shares, Mr. Kent (through Peter Kent Investments Inc., a company owned and controlled by Mr. Kent acquired 155,506 Common Shares, Mr. Zeifman (through Z Six Financial Corporation, a company owned and controlled by Mr. Zeifman and his spouse) acquired 22,881 Common Shares, Mr. Kurtz (through POF Capital Corp., a company owned and controlled by Mr. Kurtz) acquired 22,881 Common Shares, Mr. Branson (through Capwest Investment Corp., a company owned and controlled by Mr. Branson) acquired 22,881 Common Shares, Mr. Lavediere acquired 22,881 Common Shares, and Mr. Siskos acquired 183,051 Common Shares. The acquired Common Shares from Glen Eagle are scheduled to be released from escrow in 2023 and in 2024.

Immediately subsequent to the Transaction, Shpirtrat Trust together with ExpoWorld Ltd., a private company owned and controlled by John Passalacqua, owned and controlled a total of 9,798,607 Common Shares, 122,500 Warrants, and 1,200,000 Options, representing approximately 18.95% of the outstanding Common Shares on an undiluted basis and 20.97% on a partially diluted basis, assuming the exercise of the 122,500 Warrants and 1,200,000 Options held by the Shpirtrat Trust. ExpoWorld and Shpirtrat Trust may be considered joint actors with John Passalacqua.

The Purchasers’ participation in the transaction was completed for investment purposes and all Common Shares remain subject to escrow time-based release schedules, as more particularly described in the Company’s listing statement dated February 15, 2023 and filed on SEDAR+ on February 22, 2023. In the future, the Purchasers will evaluate their investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their shareholdings as circumstances require through market transactions, private agreements, or otherwise.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements”.

Our audited financial statements as at and for the years ended February 28, 2023, 2022, and 2021 as required under this Item 8, are attached hereto and found immediately following the text of this registration statement. The independent auditors’ report of Davidson & Company LLP is included herein immediately preceding the financial statements and schedules.

Legal Proceedings

We are not and have not been a party to any legal proceedings and are not aware of any such proceedings known to be contemplated.

Dividend Policy

The Company has not paid any cash dividends on its shares to date and does not intend to declare or pay any cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition and will be at the discretion of the Company’s existing Board at that time. Any payment of dividends is also conditional on the Company remaining in compliance with its credit agreement and the terms of the loans advanced by the Company’s senior lender. See “Risk Factors” in this Registration Statement.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Common Shares are listed for trading on the CSE under the trading symbol “PHOS” and on the Frankfurt Stock Exchange under the trading symbol “KD0”.

We intend to apply to have our Common Shares listed on the OTC. For a description of the rights of our Common Shares, see “Item 10. Additional Information – A. Share Capital.”

On December 14, 2023, the closing price of our Common Shares on the CSE was $0.4150 per share and on the Frankfurt Stock Exchange was EUR$0.2660 per share.

On October 23, 2020, the Company was restored. The Company announced that pursuant to its application to the Executive Director of the British Columbia Securities Commission (the “BCSC”) for a partial revocation of the order issued by the BCSC dated July 17, 2013 (the “BC CTO”), and its application to the Executive Director of the Alberta Securities Commission (the “ASC”) to vary a cease trade order issued by the ASC on October 16, 2013 (the “AB CTO”). On December 16, 2020, the BCSC issued a partial revocation order (the “Partial Revocation Order”) of the BC CTO and the ASC issued a variation order (the “Variation Order”) varying the AB CTO. The Partial Revocation Order and the Variation Order were issued solely for the purpose of permitting the Company to raise an aggregate of $80,000, including entering into the Loan Agreement and offering Pre-Consolidation Shares pursuant to a private placement, to meet its continuous disclosure obligations under NI 51-102. On March 26, 2021, the ASC and BCSC each issued an order revoking their previously issued cease trade orders in respect of the securities of the Company.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares are listed for trading on the CSE under the trading symbol “PHOS” and on the Frankfurt Stock Exchange under the trading symbol “KD0”. The CUSIP number for our Common Shares is 3361D103.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Authorized Capital

The Company was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on September 18, 2006. There are no special rights or restrictions of any nature or kind attached to any of the common shares, including any dividend rights. All authorized and issued common shares rank equally in respect to the declaration and receipt of dividends and rights to share in any profits or surplus upon our liquidation, dissolution or winding-up. Each common share has attached to it one non-cumulative vote. Shareholders are not liable to further capital calls made by us. There is no specific sinking fund provision or any provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

The Company filed articles of amendment on September 23, 2011 to authorize a class of Preferred Shares without par value, and to allow for the issuance of an unlimited number of Preferred Shares without par value. The Preferred Shares do not confer right to receive notice of, attend or vote at general meetings and may include one or more series and, subject to the BCBCA the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a) determine the maximum number of shares of that series that the Company is authorized to issue, determine;

that there is no such maximum number, or alter any such determination;

(b) create an identifying name for the shares of that series, or alter any such identifying name; and

(c) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The holders of Preferred shares are entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of common shares or any other shares of the Company ranking junior to the Preferred shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon.

The Company is authorized to issue an unlimited number of Common Shares, without par value, and unlimited number of Preferred Shares, without par value, issuable in series.

On June 1, 2022, the Company consolidated all of its issued and outstanding Pre-Consolidation Shares on the basis of one Common Share for every 500 Pre-Consolidation Shares (the “Consolidation”).

All Common Shares issued and outstanding are fully paid.

The summary below of the rights, privileges, restrictions and conditions attaching to our Common Shares and Warrants is subject to and qualified in its entirety by reference to our articles, which is incorporated by reference as an exhibit to this Form 20-F, and will be available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Common Shares and Preferred Shares

As of the date of this Registration Statement, the Company has 53,846,339 Common Shares outstanding and no Preferred Shares outstanding. On February 28, 2023, the Company had 48,318,722 Common Shares outstanding and no Preferred Shares outstanding. The price for the Common Share issuances ranged from $0.00 to $0.84 per Common Share.

History of Issuances

The Company announced that pursuant to its application to the Executive Director of the British Columbia Securities Commission (the “BCSC”) for a partial revocation of the order issued by the BCSC dated July 17, 2013 (the “BC CTO”), and its application to the Executive Director of the Alberta Securities Commission (the “ASC”) to vary a cease trade order issued by the ASC on October 16, 2013 (the “AB CTO”), on December 16, 2020, the BCSC issued a partial revocation order (the “Partial Revocation Order”) of the BC CTO and the ASC issued a variation order (the “Variation Order”) varying the AB CTO. The Partial Revocation Order and the Variation Order are solely for the purpose of permitting the Company to: (a) enter into a loan agreement (the “Loan Agreement”) to borrow $10,000 (the “Loan”), with the proceeds to be used to pay expenses for the revival of the Company and the expenses in connection with the Partial Revocation Order and Variation Order (b) to convert the Loan into units; and (c) issue: (i) up to 180,590 common shares of the Company, at a subscription price of $0.0805 per common share; and (ii) up to 171,977 common shares of the Company, at a subscription price of $0.3225 per common share (the Offering).

On January 8, 2021, the Company entered into the Loan Agreement with Loomac Management Ltd. (“Loomac”). Pursuant to the terms of the Loan Agreement, the Company received a loan of $10,000 which was converted into 124,224 units of the Company. Each unit consists of one common share and one common share purchase warrant (“Warrant”), with each Warrant entitling the holder to purchase one additional common share at an exercise price of $0.3225 per share for a period of 60 months from the date of issue.

On January 11, 2021, the Company issued 28,183 common shares at a price of $0.0805 per share for a total amount of $2,269 and 54,981 common shares at a price of $0.3225 per share, for a total of $17,731. On January 22, 2021, the Company issued the final tranche of the Offering of common shares, for a total of 152,407 common shares at a price of $0.0805 per share for a total amount of $12,269 and 116,996 common shares at a price of $0.3225 per share, for a total of $37,731.

On June 28, 2022, the Company issued 19,300,000 common shares at $0.02 per share for gross proceeds of $386,000. Legal fees of $11,655 were incurred by the Company relating to the issuance and were recorded as share issuance costs. Also, 700,000 shares at $0.02 per share for total value of $14,000 were issued as a finder’s fee for mineral properties on the same date.

On July 11, 2022, 500,000 options were exercised at $0.02 per share for gross proceeds of

$10,000. The fair value of options on the grant date was computed as $3,927 and was reclassified upon exercise from contributed surplus to share capital.

The Company issued 6,050,000 common shares at $0.25 per share under purchase agreements for exploration assets with a fair value of $1,512,500. On September 12, 2022, the Company issued 28,000 common shares at $0.25 per share for mining claims in the Lac `a l'Orignal flagship area and 160,000 common shares at $0.25 per share for mining claims in the Bluesky area.

On August 23, 2022, the Company issued 7,035,000 shares at $0.25 per share for gross proceeds of $1,758,750. As a broker's fee for the private placement, the Company paid $67,560, recorded as share issuance costs.

On August 31, 2022, the Company issued 1,594,000 shares at $0.25 per share for gross proceeds of $398,500. The Company paid $13,280 and issued 323,360 common share purchase warrants as brokers’ fees for the issuances, recorded as share issuance costs. The fair value of the warrants was determined based on the Black Scholes pricing model at $43,395.

On December 1, 2022, the Company issued 685,716 units at $0.35 per unit for gross proceeds of $ 240,001. On December 22, 2022, the Company issued 3,647,362 units at $0.35 per unit for gross proceeds of $1,276,577. Further on January 17, 2023, the Company issued 1,574,784 units at $0.35 per unit for gross proceeds of $551,174 and on February 15, 2023, the Company issued 3,023,142 units at $0.35 per unit for gross proceeds of $1,058,100. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $0.50 until December 31, 2025. The Company paid $57,544 as brokers’ fees and issued 182,697 warrants as brokers’ warrants. The fair value of the broker warrants was computed as $36,031 using the Black Scholes pricing model and recorded as share issuance costs. The Company has accrued $149,092 incurred as legal fees related to the issuance of shares as at February 28, 2023.

On December 1, 2022, the Company issued 600,000 flow-through (“FT”) units at $0.40 per unit for gross proceeds of $240,000. On December 22, 2022 the Company issued 1,472,000 FT units at $0.40 per unit for gross proceeds of $588,800. On December 30, 2022 the Company issued 1,250,000 FT units at $0.40 per unit for gross proceeds of $500,000. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $0.50 until December 31, 2025. The value of share capital was determined using the fair market value of the shares on the date of issuance. The Company issued 99,400 warrants and paid $46,160 as brokers’ fees for the private placement. The fair value of the broker warrants was computed as $23,585 using Black Scholes pricing model and recorded to share issuance costs.

The Company issued 100,000 shares at $0.25 per share for services. The fair value of the shares was $35,000 and was determined using the fair market value of the shares on the date of issuance.

Subscriptions of $46,119 for 184,480 warrants were received as at February 28, 2023 and have been recorded as shares to be issued. The fair value of these warrants on the grant date was computed as $22,138 and was reclassified upon exercise from contributed surplus to shares to be issued. The shares were issued on March 9, 2023

On March 1, 2023, the Company issued 184,480 common shares, on the exercise of warrants and $68,257 was reclassified from shares to be issued to capital stock. On March 9, 2023, the Company issued 53,760 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $13,440. The fair value of warrants on the grant date was computed as $7,215 and was reclassified upon exercise from contributed surplus to capital stock.

On March 10, 2023, the Company issued 27,173 common shares with a fair value of $22,825 for the purchase of 13 mineral claims in the Begin-Lamarche area.

On April 24, 2023, the Company issued 1,205,217 units at $0.70 per unit for gross proceeds of $843,652. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $1.25 until April 26, 2026. The value of share capital of $614,660 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black Scholes pricing model and recorded as share issuance costs.

On April 24, 2023, the Company issued 1,869,375 flow-through (“FT”) units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $1.25 until April 30, 2026. The value of share capital of $1,140,320 (before deduction of $186,938 flow-through premium) was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using Black Scholes pricing model and recorded to share issuance costs.

On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $27,994 with respect to the above private placements.

On May 17, 2023, the Company issued 7,143 common shares at $0.50 per share for gross proceeds of $3,572, on the exercise of unit warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

On May 30, 2023, the Company issued 4,480 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $1,120. The fair value of warrants on the grant date was computed as $601 and was reclassified upon exercise from contributed surplus to capital stock.

On June 27, 2023, the Company settled an amount owed for services through the issuance of 179,104 common shares at $0.335 per share.

On September 1, 2023, the officers and directors of the Company were issued 718,947 common shares for settlement of all amounts owed to them as of August 31, 2023. Several vendors and consultants of the Company were issued 570,200 common shares for settlement of all amounts owed to them as of August 31, 2023.

On November 30 2023, holders of restricted stock units totaling to 593,828 vesting on October 5 2023 and November 30 2023, converted their units into 593,828 common shares.

The summary below of the rights, privileges, restrictions and conditions attaching to our Options and RSUs is subject to and qualified in its entirety by reference to our Omnibus Plan, which is incorporated by reference as an exhibit to this Form 20-F, and will be available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Officers of the Company were issued 718,947 common shares for settlement of all amounts owed to them as of August 31, 2023. Several vendors and consultants of the Company were issued 570,200 common shares for settlement of all amounts owed to them as of August 31, 2023.

Management Shares for in settlement of accounts payable (unaudited)

Name	June	July	August	Sept	Total	HST	SFD Amount	Shares
ExpoWorld Ltd. (John Passalacqua)	$24,000	$24,000	$24,000	$0	$72,000	$3,600	$72,000	189,474
POF Capital Corp. (Bennett Kurtz)	$18,000	$18,000	$18,000	$0	$54,000	$2,700	$54,000	142,105
Peter Kent Investments Inc (Peter Kent)	$8,000	$8,000	$8,000	$0	$24,000	$1,200	$24,000	63,158
Capwest Investment Corp (Marc Branson)	$7,200	$7,200	$7,200	$0	$21,600	$1,080	$21,600	56,842
Z Six Financial Corporation (Laurence Zeifman)	$7,200	$7,200	$7,200	$0	$21,600	$1,080	$21,600	56,842
Siskos & Associates Inc. (Garry Siskos)	$20,000	$20,000	$20,000	$20,000	$80,000	$4,000	$80,000	210,526
Total	$84,400	$84,400	$84,400	$20,000	$273,200	$13,660	$273,200	718,947

Service Provider Shares for in settlement of accounts payable (unaudited)

Name	June	July	August	Sept	Total	HST	SFD Amount	Shares
Auxilium	$0	$0	$0	$43,750	$43,750	$2,187	$45,937	120,888
ABENED Ventures Ltd (Alexandre Beneditti)	$0	$0	$0	$15,000	$15,000	$0	$15,000	39,474
Oakpolytech Ltd (Isobel Sheldon)	$0	$0	$0	$15,000	$15,000	$0	$15,000	39,474
ManganeseMecca Pty. (LTD) (Magnus Bekker)	$0	$0	$0	$15,000	$15,000	$0	$15,000	39,474
Nothstein Media	$0	$0	$0	$26,500	$26,500	$0	$26,500	69,737
OGIB Corporate Bulletin (Keith Schaeffer)	$0	$0	$0	$40,000	$40,000	$2,000	$42,000	110,526
Captify	$0	$800	$3,713	$0	$4,513	$226	$4,738	12,469
Wingarden Capital Corp. (Rob Saltsman)	$0	$0	$0	$50,000	$50,000	$2,500	$52,500	138,158
Total	$0	$800	$3,713	$205,250	$209,763	$6,913	$216,676	570,200

Convertible Securities

Options

The Company has outstanding Options to purchase Common Shares. As December 1, 2023, there are 7,108,000 Options issued and outstanding pursuant to the Stock Option Plan.

On September 14, 2022, the Company granted 600,000 Options to Expoworld Ltd., of which Mr. Passalacqua is a director, 300,000 Options to POF Capital Corp., of which Mr. Kurtz is the sole owner, 300,000 Options to Z Six Financial Corporation, of which Mr. Zeifman and his spouse are the sole owners of, 300,000 Options to CapWest Investment Corp., of which Marc Branson is the sole owner, 300,000 Options to Peter Kent Investments Inc., of which Mr. Kent is the sole owner and 300,000 Options to Giles Laverdiere. In addition, the Company granted 500,000 Options to certain eligible persons of the Company. The options vest as follows: (i) 25% vest when the common shares commence trading on a stock exchange in Canada (the “Listing”), and (ii) increments of 25% vest every six months after the listing.

On September 15,2022 the Company granted 125,000 Options to certain eligible persons of the Company. The options vest as follows: (i) 25% vest when the common shares commence trading on a stock exchange in Canada (the “Listing”), and (ii) increments of 25% vest every six months after the listing.

On September 16,2022 the Company granted 125,000 Options to certain eligible persons of the Company. The options vest as follows: (i) 25% vest when the common shares commence trading on a stock exchange in Canada (the “Listing”), and (ii) increments of 25% vest every six months after the listing.

On September 17,2022 the Company granted 125,000 Options to certain eligible persons of the Company. The options vest as follows: (i) 25% vest when the common shares commence trading on a stock exchange in Canada (the “Listing”), and (ii) increments of 25% vest every six months after the listing.

On September 18,2022 the Company granted 100,000 Options to certain eligible persons of the Company. The options vest as follows: (i) 25% vest when the common shares commence trading on a stock exchange in Canada (the “Listing”), and (ii) increments of 25% vest every six months after the listing.

On December 22, 2022, the Company granted 600,000 Options to Expoworld Ltd., of which Mr. Passalacqua is a director, 300,000 Options to POF Capital Corp., of which Mr. Kurtz is the sole owner, 300,000 Options to Z Six Financial Corporation, of which Mr. Zeifman and his spouse are the sole owners of, 300,000 Options to CapWest Investment Corp., of which Marc Branson is the sole owner, 300,000 Options to Peter Kent Investments Inc., of which Mr. Kent is the sole owner and 300,000 Options to Giles Laverdiere. In addition, the Company granted 1,050,000 Options to certain eligible persons of the Company. The options vest as follows: (i) 25% vest when the common shares commence trading on a stock exchange in Canada (the “Listing”), and (ii) increments of 25% vest every six months after the listing.

On April 24, 2023, the Company granted 832,000 Options to certain eligible persons of the Company, at an exercise price of $0.70 per share, with an expiry date of three years from the date of issuance. The Options are subject to time-based vesting such that increments of 25% vest every 6 months for two years. The terms of the Options granted are in accordance with the Omnibus Plan. All securities issued are subject to a statutory hold period of four months plus one day from the date of issuance, in accordance with applicable securities legislation.

On September 1, 2023, the Company approved the grant of 250,000 Options to each of two advisors and one Investor Relation  person of the Company (750,000 Options in aggregate) to purchase Common Shares at an exercise price of $0.70 per share, with an expiry date of three years from the date of issuance. 500,000 Options issued to the advisors are subject to a time-based vesting such that increments of 25% vest every 6 months for two years, and the 250,000 Options issued to the Investor Relation person are subject to a time-based vesting such that increments of 25% vest every 3 months for one year. The terms of the Options granted are in accordance with the Omnibus Plan. All securities issued are subject to a statutory hold period of four months plus one day from the date of issuance, in accordance with applicable securities legislation.

On October 1, 2023, the Company approved the grant of 150,000 Options to an eligible officer of the Company to purchase Common Shares at an exercise price of $0.70 per share, with an expiry date of three years from the date of issuance. The Options are subject to time-based vesting such that equal increments of 50,000 Options vest every 4 months for one year. The terms of the Options granted are in accordance with the Omnibus Plan. All securities issued are subject to a statutory hold period of four months plus one day from the date of issuance, in accordance with applicable securities legislation.

RSUs

The Company has 763,058 outstanding RSUs to purchase Common Shares pursuant to the Omnibus Plan.

On September 1, 2023, the Company granted 1,018,424 RSUs of the Company to certain directors, officers, and consultants of the Company in lieu of cash compensation. The units vest 50% on November 30, 2023 and 50% February 28, 2024. and will be subject to a statutory four month and one day hold period. Each vested RSU entitles the holder to receive one Common Share.

On October 5, 2023, the Company granted 338,462 RSUs of the Company to certain directors, officers, and consultants of the Company in lieu of cash compensation. The units vest as follows: (i) 25% vested on October 5, 2023 (ii) increments of 25% every three months after October 5, 2023. and will be subject to a statutory four month and one day hold period. Each vested RSU entitles the holder to receive one Common Share.

Warrants

As at December 1, 2023, the Company has an aggregate of 7,656,652 unexercised Warrants plus an additional 433,231 finder’s warrants issued and outstanding.

The Company issued 323,360 Finder Warrants in connection with the August 2022 Private Placement. As of December 1, 2023, 80,640 Finder Warrants are issued and outstanding. Each Finder Warrant is exercisable at a price of $0.25 and entitles the holder to receive one Common Share. 80,640 Finder Warrants expire on August 23, 2024.

The Company issued 6,126,500 Warrants in connection with the Concurrent Financing. As of December 1, 2023, 6,119,357 Warrants are issued and outstanding. Each Warrant is exercisable for one Common Share at a price of $0.50 until December 31, 2025, subject to the Acceleration Right.

The Company issued 282,097 Finder Warrants in connection with the Concurrent Financing. As of December 1, 2023, 282,097 Finder Warrants are issued and outstanding. Each Finder Warrant is exercisable for one Common Share at a price of $0.50 until December 31, 2025, subject to the Acceleration Right.

The Company issued 1,537,295 Warrants in connection with the April 2023 Private Placement. As of December 1, 2023, 1,537,295 Warrants are issued and outstanding. Each April 2023 Warrant is exercisable for one Common Share at a price of $1.25 until 36 months from the date such April 2023 Warrant was issued, subject to the Accelerated Expiry.

The Company issued 70,494 Finder Warrants in connection with the April 2023 Private Placement. As of December 1, 2023, 70,494 Finder Warrants are issued and outstanding. Each Finder Warrant is exercisable for one Common Share at a price of $1.25 until April 24, 2026, subject to the Acceleration Right.

Escrowed Securities

Except as set out below, to the knowledge of the Company, as of November 29, 2023, no securities of the Company are held in escrow or subject to contractual restrictions on transfer other than as below:

Designation of Class	Number of Securities that are Subject to a Contractual Restriction on Transfer		Percentage of Class as at the date of this AIF(1)
Common Shares	20,749,954		38.59%

Common Shares issued in private placements	14,826,348		27.57%
Glen Eagle – Common Shares	3,136,500	(2)(3)	5.83%

Notes:

(1)	As of the date of this Form 20-F, there are 53,775,286 Common Shares issued and outstanding.

(2)	On April 27 and 28, 2023, Glen Eagle disposed an aggregate of 163,500 Common Shares on the public market.

(3)	On May 11, 2023, Glen Eagle and certain directors and officers entered into an agreement wherein Glen Eagle will sell and transfer 2,700,000 escrowed Common Shares. The purchase and sale transaction relating to the 2,700,000 escrowed Common Shares closed on June 19, 2023.

B.	Memorandum and Articles of Association

Incorporation

The Company was incorporated as Etna Resources Inc. on September 18, 2006, under the provisions of the BCBCA. The Company was dissolved on March 2, 2015 and received a certificate of restoration under the provisions on the BCBCA on October 23, 2020.

The Company filed articles of amendment on:

●	January 20, 2010 to change its name to Pan American Lithium Corp.

●	September 23, 2011 to authorize a class of preferred shares without par value, and to allow for the issuance of an unlimited number of preferred shares without par value;

●	November 26, 2012 to change its name to First Potash Corp.

●	June 29, 2022 to change its name to First Phosphate Corp.

Objects and Purposes of our Corporation

The Company’s Articles which were initially adopted on September 18, 2006 do not contain a description of the Company’s objects and purposes. We are entitled under the BCBCA to carry on any activities whatsoever that are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers, Functions and Qualifications of Directors

The provisions of the BCBCA govern (a) the Company’s directors’ powers to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The powers and functions of the directors are set forth in the Company’s Articles, which provide that:

(a)	a director who holds office or possesses any property, right, or interest that could result, directly or indirectly, in the creation of a duty of interest that materially conflicts with his duty or interest as a director must disclose the nature and extent of the conflict and abstain from voting on the approval of the proposed contract or transaction, unless all the directors have a disclosable interest, in which case the director may vote on such resolution, and moreover, may be liable to account to the Company for any profit that accrued under such an interest contract or transaction;

(b)	A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA;

(c)	there are no specific limitations on the exercise by the directors of the Company’s borrowing powers;

(d)	There are no specified requirements with respect to retirement or non-retirement of directors, although the BCBCA does require that a director must be a minimum of 18 years of age.

(e)	No ownership of equity through any share class is required for a director’s qualification.

Share Rights

See “Share Capital” in Item 10 of this Form 20-F for a summary of our authorized capital and the rights attached to the Common Shares.

Procedures to Change the Rights of Shareholders

Our Articles state that, subject to compliance with the BCBCA, the Company may, by a resolution passed at a meeting of shareholders by at least two-thirds of the votes cast on the resolution (a “special resolution”), (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued. Our Articles further state that, subject to compliance with the BCBCA, the Company may, by a resolution passed at a meeting of the board of directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares; or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act; (h) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (i) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued. Pursuant to our Articles, if the Act does not specify the type of resolutions and the Articles do not specify another type of resolution, the Company may, by ordinary resolution, alter the Articles.

Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the BCBCA, we are required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting. The directors may call a meeting of the shareholders whenever they see fit. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Limitations on Ownership of Securities

Our Articles and other charter documents do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting shares.

Change in Control

There are no provisions in our Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in the control of the Company, and that would operate only with respect to a merger, acquisition, arrangement or corporate restructuring involving the Company.

Share Ownership Reporting Obligations

Our Articles and the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction, directly or indirectly, over greater than 10% of the issued voting shares of a corporation.

Restrictions on Share Ownership by Non-Canadians

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or British Columbia, or in our charter documents.

C.	Material Contracts

On June 17, 2022, the Company entered into a mineral option agreement (the “Mineral Option Agreement”) with Glen Eagle, an arm’s length third-party to the Company, which provided the Company the right to acquire a 100% legal and beneficial interest in the Property, subject to an existing 1% NSR. Pursuant to the Mineral Option Agreement, as amended on August 22, 2022 and September 12, 2022 the Company acquired the interest in the Property by paying a total cash consideration of $1,241,000 and a promissory note in the amount of $250,000 as well as an issue of 6,000,000 Common Shares to Glen Eagle. As of September 14, 2022, the Company fully purchased the Property from Glen Eagle.

On September 12, 2022, pursuant to an agreement between the Company and Frederic Bergeron (the “Bluesky Agreement”), the Company purchased 23 mining claims in this region of the Province of Quebec for total consideration of $50,000 which comprised of $40,000 settled by issuing 160,000 Common Shares at $0.25 per share and $10,000 in cash. Further, the Company has paid $59,325 in cash for claim staking in the year ended February 28, 2023 to expand Bluesky areas.

On March 9, 2023, the Company acquired 13 additional mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. in the region of Saguenay-Lac-St-Jean, Quebec, for the consideration of $22,825 through the issuance of 27,173 Common Share at a deemed price of $0.92 and actual price of $0.84 per Common Share from Explorations JF Inc.

On March 21, 2023, the Company entered into an agreement with Independent Trading Group (“ITG”) with ITG providing market making services to the Company. Market making services will include facilitating trading, or liquidity, in the securities of the Company. The initial term of this agreement was for a period of 3 months from march 31, 2023 and is set to renew for 1 month terms unless either party provides at least thirty (30) days written notice prior to the end of the initial term or an additional term, as applicable.

On May 11, 2023, the Company announced that members of its management team and board of directors have reached an agreement for the purchase of 50% of the escrowed Common Shares currently owned by Glen Eagle. The agreement was subject to customary closing conditions, including obtaining all necessary approvals under the escrow agreement and all applicable securities laws. Glen Eagle originally received Common Shares for the sale of the Lac à l’Orignal flagship property to the Company on September 12, 2022. The Transaction closed on June 19, 2023 for the aggregate consideration of $590,000 at the deemed price of $0.2185 per Common Share.

On June 19, 2023, the Company announced the completion of a share purchase agreement with Glen Eagle. Certain directors and officers of the Company acquired 2,700,000 Company Common Shares from Glen Eagle at $0.2185 per Common Share, amounting to a total cash payment of $590,000, pursuant to a share purchase agreement dated May 10, 2023. These shares were originally issued on August 24, 2022, at $0.250 per share to Glen Eagle under a purchase agreement for the Lac à l’Orignal property.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below under “Item 10.E. Taxation.”

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Common Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Common Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Code, the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to a U.S. Holder that acquires Common Shares and holds Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans and individual retirement accounts, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares (including Common Shares) of First Phosphate, and persons who acquired Common Shares through stock option or shares purchase plan programs or in other compensatory arrangements.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust; or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a “passive foreign investment company” (a “PFIC”) for any tax year during which the U.S. Holder holds Common Shares. In general, a non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. For purposes of the asset test and income test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on the composition of First Phosphate’s income and the fact that First Phosphate is not yet producing revenue from its active operations, First Phosphate believes it was a PFIC for its tax year ending February 28, 2023 and it may be classified as a PFIC for its current tax year an future tax years. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and is also affected by the application of the PFIC rules, which are subject to differing interpretations. Moreover, our PFIC status is determined on an annual basis after the end of each tax year. The fair market value of our assets is expected to depend, in part, upon (i) the market price of Common Shares, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Because First Phosphate may value its goodwill based on the market value of its Common Shares, a decrease in the market value of the Common Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that First Phosphate is a PFIC with respect to any tax year.

If we are or become a PFIC during any year in which a U.S. Holder holds our Common Shares, there are three separate tax regimes that could apply to such U.S. Holder under the PFIC rules, which are (i) the excess distribution regime (which is the default regime), (ii) the mark-to-market regime, and (iii) the qualified electing fund (“QEF”) regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation is a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder.

Excess Distribution Regime. If a U.S. Holder does not make a mark-to-market election, as described below, or a QEF election, such U.S. Holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition of our Common Shares, and (ii) any “excess distribution” such U.S. Holder receives in respect of our Common Shares (generally, any distributions in excess of 125% of the average of the annual distributions on the Common Shares during the preceding three years or its holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which the U.S. Holder held our Common Shares;

●	the amount allocated to the current taxable year will be treated as ordinary income; and

●	the amount allocated to prior tax years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. Holder’s Common Shares cannot be treated as capital gains, even if it holds the shares as capital assets. Further, no portion of any distribution on our Common Shares will be treated as qualified dividend income (discussed below).

Mark-to-Market Regime. Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and certain other conditions are met. It is expected that our Common Shares will qualify as marketable shares for this purpose, but there can be no assurance that our Common Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, U.S. Holders would include in each tax year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the tax year. U.S. Holders may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of our Common Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the tax year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. We advise U.S. holders to consult their own tax advisor to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

QEF regime. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.

If we were classified as a PFIC in any year with respect to which a U.S. Holder holds our Common Shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder holds our Common Shares (unless a purging election is made), regardless of whether we continue to meet the tests described above for treatment as a PFIC in such succeeding years. Under one form of purging election, a “deemed sale” election, a U.S. Holder may be able to elect to be treated as having disposed of our Common Shares at their fair market value as of the last day of the last tax year in which we are classified as a PFIC, triggering gain that would be subject to tax under the excess distribution regime discussed above but terminating treatment of our Common Shares as stock of a PFIC with respect to such U.S. Holder. As a result of the purging election, the U.S. Holder would have a new basis and holding period in our Common Shares for purposes of the PFIC rules. U.S. Holders should discuss the potential availability of a deemed sale election and other purging elections with their own tax advisors.

If we are a PFIC, a U.S. Holder of Common Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s tax years being open to audit by the IRS until such forms are properly filed.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares of a PFIC.

Acquisition, Ownership and Disposition of Common Shares if First Phosphate Is Not a PFIC

If we are not a PFIC at all times during the period a U.S. Holder held, or is considered to have held, our Common Shares, such U.S. Holder will not be subject to the PFIC rules described above under “—Passive Foreign Investment Company Considerations.” Instead, such U.S. Holder would generally be subject to the following rules.

Distributions if First Phosphate is not a PFIC

Subject to the discussion under “–Passive Foreign Investment Company Considerations” above, the gross amount of a distribution paid to a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in Common Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. Because we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of Common Shares generally will be subject to tax at preferential rates applicable to qualified dividend income (generally, long-term capital gains rates), provided that such holders meet certain holding period and other requirements and that First Phosphate is not treated as a PFIC (as defined above) for the tax year in which the dividend is paid or for a preceding tax year. Dividends on Common Shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid on Common Shares generally will constitute foreign-source income classified as “passive category” income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Common Shares if First Phosphate is not a PFIC

Subject to the discussion under “–Passive Foreign Investment Company Considerations” above, a U.S. Holder will recognize tax gain or loss upon the sale, exchange, or other tax disposition of Common Shares equal to the difference, if any, between the amount realized for Common Shares and the U.S. Holder’s tax basis in such Common Shares. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Common Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Receipt of Foreign Currency

The U.S. dollar value of any distribution on Common Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between U.S. dollars and Canadian dollars in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Common Shares in Canadian dollars.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.

Foreign Financial Asset Reporting

Citizens or individual residents of the United States holding “specified foreign financial assets” (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.

Information Reporting and Backup Withholding

Distributions with respect to Common Shares and proceeds from the sale, exchange, or other taxable disposition of Common Shares may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

CANADIAN TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”) and at all relevant times, is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) and at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company’s voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

The Company is required to withhold Part XIII tax from each dividend, and remit the withheld amount directly to the Receiver General of Canada for the account of the shareholder. U.S. Holders entitled to reduced withholding under the Treaty must provide the Company with certain information to ensure the correct amount of tax is withheld. The Company will provide U.S. Holders with a summary of withholdings annually. U.S. Holders are not required to file a separate income tax return to report dividends received from the Company in a given year.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the Canadian Securities Exchange on which the Company’s shares trade) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length for purposes of the Tax Act, partnerships in which the U.S. Holder or such persons holds a membership interest directly or indirectly, (or the U.S. Holder together with any such foregoing persons) or partnerships, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing.

Even if a common share is taxable Canadian Property to a U.S. Holder, a capital gain resulting of the disposition of that share will not be included in computing the U.S. Holder’s taxable income for the purposes of the Tax Act, provided that the share constitutes “treaty-protected property” of such U.S. Holder. Common shares owned by a U.S. Holder will generally be treaty-protected property if the gain from the disposition of such share would, because of the Treaty, be exempt from tax under the Tax Act.

U.S. Holders holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisers in advance of any disposition or deemed disposition thereof under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

If a U.S. Holder realizes a capital gain or capital loss from the disposition of a common shares that constitutes taxable Canadian property and is not treaty-protected property for the purposes of the Tax Act, the capital gain or capital loss is the amount, if any, by which the U.S. Holder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Holder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average cost base for identical properties. Generally, one-half of a capital gain (“taxable capital gain”) is included in income form Canadian tax purposes in the year of disposition and one-half of a capital loss (“allowable capital loss”) must be deducted from taxable capital gains realized by the U.S. Holder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back up to three years, or forward indefinitely, and deducted against net taxable capital gains in those years, in the manner permitted under the Tax Act. Reporting and filing requirements will also arise. Such U.S. Holders should consult their own tax advisors.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Davidson & Company LLP, the Company’s independent accountant, has consented to the inclusion of its reports with respect to the Company’s financial statements as at February 28, 2023, 2022, and 2021 and for the years ended February 28, 2023, 2022 and 2021 in this registration statement, in the form and context in which they are included, and has authorized the contents of that part of the registration statement. Further information regarding Davidson & Company LLP is provided in Item 1.C.

The disclosure of exploration results contained in this registration statement is based on and accurately reflects information and supporting documentation prepared by a qualified person, within the meaning of Item 1300 of Regulation S-K.  Unless otherwise indicated, the scientific and technical information contained in this registration statement relating to the Company’s mineral properties is based on and accurately reflects documentation prepared by, or reviewed and approved by, Antoine Yassa, a qualified person within the meaning of Item 1300 of Regulation S-K.

H.	Documents on Display

Upon the effectiveness of this Form 20-F, we will be subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning us referred to in this Form 20-F may be viewed at our executive offices during normal business hours.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR+ at www.sedarplus.ca, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as its maximum exposure relates to cash and restricted cash balances as at August 31, 2023, totalling $1,159,545.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at August 31, 2023, has $1,124,545 in cash and $35,000 in restricted cash and $877,393 in financial liabilities, which represents the Company’s maximum exposure to liquidity risk.

The following are the contractual maturities of financial liabilities.

As at August 31, 2023
	Carrying amount $	Contractual cash flows $	Less than 1 year $	1-3 years $
Accounts payable	686,186	686,186	686,186	—
Accrued liabilities	191,207	191,207	191,207	—
	877,393	877,393	877,393	—

As at August 31, 2023, the Company has sufficient working capital to satisfy its financial liabilities.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. From time to time the Company works to raise additional capital through private placements or other equity financing. The Company does not currently have any operations generating cash. The Company is therefore dependent upon debt and equity financing to carry out its plans. There can be no assurance that such financing will be available to the Company.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

a)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

b)	Foreign Exchange Risk

As at August 31, 2023 and August 31, 2022, the Company’s financial instruments are primarily denominated in Canadian dollars, its significant expenditures are in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As a result, the Company believes its currency risk to be minimal.

c)	Price Risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level phase of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The company holds an investment in privately held companies that are not quoted on an exchange and therefore have minimal exposure to price risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants And Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB. The following financial statements, as required under this Item 18, are attached hereto and found immediately following the text of this registration statement.

●	Audited statements of financial position of the Company as at February 28, 2023 and 2022 and the audited, statements of loss and comprehensive loss, statements of changes in shareholders’ equity (deficiency), and statements of cash flows, for the years ended February 28, 2023, 2022, and 2021 and the related notes to the financial statements, including a summary of significant accounting policies.

●	Unaudited condensed interim financial statements of the Company as at August 31, 2023 and 2022, and unaudited condensed interim statement of financial position, condensed interim statements of loss and comprehensive loss, condensed interim statements of changes in shareholders’ equity (deficiency), and condensed interim statements of cash flows for the six months ended August 31, 2023 and 2022, including the notes thereto.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Notice of Restoration of First Phosphate Corp.
1.2*	Certificate of Change of Name of First Phosphate Corp. dated September 18, 2006
1.3*	Articles dated September 18, 2006
1.4*	Articles dated June 29, 2022
4.1*	Mineral option agreement between First Phosphate Corp. and Glen Eagle, dated June 17, 2022
4.2*	Mineral Option Agreement between First Phosphate Corp. and Explorations JF Inc., dated March 2, 2003
4.3*	Form of Private Placement for 25 cent raise, 2022
4.4*	Form of Private Placement for 30 cent raise, 2023

4.5*	Form of Private Placement for FT Units, April 2023
4.6*	Form of Private Placement for HD Units, April 2023
4.7*	Share Purchase Agreement between First Phosphate Corp. and Glen Eagle, dated May 10, 2023
4.8+*	First Phosphate Corp.’s Stock Option Plan, dated August 25, 2022
4.9+*	Form of Omnibus Plan, dated July 26, 2023
4.10*	Form of Escrow Agreement
4.11*	Bluesky Agreement, effective as of September 12, 2022
4.12*	Market Making Agreement with Independent Trading Group, dated March 21, 2023
15.1*	Consent of Davidson & Company LLP
15.2*	Consent of P&E Mining Consultants Inc.
17.1*	Technical Report Summary, dated June 23, 2023

*	Filed herewith.
+	Indicates a management contract or compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

FIRST PHOSPHATE CORP.

Date: December 15, 2023

	By:	/s/ John Passalacqua
	Name:	John Passalacqua
	Title:	Chief Executive Officer

FIRST PHOSPHATE CORP.

(First Potash Corp.)

Condensed Interim Financial Statements

For the six months ended

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

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FIRST PHOSPHATE CORP.

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FIRST PHOSPHATE CORP.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and have not been reviewed by the Company’s auditors.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(Expressed in Canadian Dollars) (Unaudited)

AS AT

Assets	August 31, 2023 $	February 28, 2023 $
Current Assets
Cash (Note 5)	1,124,545	1,180,318
Restricted cash (Note 5)	35,000	35,000
Prepaid expenses (Note 6)	294,149	800,600
Other receivables	261,869	189,866
	1,715,563	2,205,784
Non-Current Assets
Investments (Note 7)	83,060	83,060
Exploration and evaluation assets (Note 8)	3,667,059	3,644,234
	3,750,119	3,727,294

Total Assets	5,465,682	5,933,078

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	686,186	146,658
Accrued liabilities	191,207	272,757
Flow-through share premium liability (Note 9)	174,825	91,333
	1,052,218	510,748

Total Liabilities	1,052,218	510,748

Shareholders’ Equity
Capital stock (Note 10)	18,540,596	16,923,000
Contributed surplus (Note 10)	3,109,205	2,086,279
Shares to be issued (Note 10)	-	68,257
Deficit	(17,236,337)	(13,655,206)
Total Shareholders’ Equity	4,413,464	5,422,330

Total Liabilities and Shareholders’ Equity	5,465,682	5,933,078

Nature of operations (Note 1)

Going concern (Note 2)

Subsequent events (Note 16)

Approved and authorized by the Board of Directors on October 30, 2023

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”

Director

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended		For the six months ended
	August 31, 2023 $	August 31, 2022 $	August 31, 2023 $	August 31, 2022 $
Expenses
Mining exploration and metallurgy (Note 8)	145,499	240,404	1,155,371	240,404
Professional fees (Note 11)	365,908	73,105	620,381	93,485
Business development	101,784	-	589,370	-
Share based compensation (Note 10 and 11)	146,847	3,927	430,232	3,927
Consulting fees (Note 11)	232,500	34,950	314,190	34,950
Management fees (Note 11)	162,000	60,000	306,000	82,500
General and administrative expenses	32,141	35,761	101,247	36,788
Regulatory and compliance expenses	17,162	28,763	93,483	32,318
Directors’ fees (Note 11)	43,200	13,500	86,400	26,000
Total expenses	(1,247,041)	(490,410)	(3,696,674)	(550,372)
Other Income (Loss)
Gain (loss) on amortization of flow-through share premium liability (Note 9)	(4,234)	-	103,446	-
Interest income	8,701	-	12,097	-
Net loss and comprehensive loss	(1,242,574)	(490,410)	(3,581,131)	(550,372)

Loss per common share – basic and diluted	(0.02)	(0.03)	(0.07)	(0.06)

Weighted average number of common shares outstanding	51,713,207	16,157,990	50,534,849	8,560,881

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

For the six months ended August 31, 2023 and August 31, 2022

(Expressed in Canadian Dollars)

(Unaudited)

	Common Shares
	Number of Shares	Amount $	Contributed surplus $	Shares To be issued $	Deficit $	Total $
Balance, February 28, 2022	598,718	8,927,636	1,466,528	-	(10,466,842)	(72,678)
Shares issued	27,929,000	2,553,250	-	-	-	2,553,250
Share issuance costs	-	(135,740)	43,245	-	-	(92,495)
Shares issued for acquisition of exploration and evaluation assets	6,050,000	1,512,500	-	-	-	1,512,500
Shares issued for finder’s fee for mineral properties	700,000	14,000	-	-	-	14,000
Options issued	-	-	3,927	-	-	3,927
Options exercised	500,000	3,927	(3,927)	-	-	-
Net loss for the period	-	-	-	-	(550,372)	(550,372)
Balance, August 31, 2022	35,777,718	12,875,573	1,509,773	-	(11,017,214)	3,368,132

Balance, February 28, 2023	48,318,722	16,923,000	2,086,279	68,257	(13,655,206)	5,422,330
Units issued in private placements	3,074,592	1,754,980	584,172	-	-	2,339,152
Flow-through share premium liability	-	(186,938)	-	-	-	(186,938)
Share issuance costs	-	(132,995)		-	-	(132,995)
Share based compensation	-	-	430,232	-	-	430,232
Warrants issued for finders’ fees	-	(16,338)	16,338	-	-	-
Warrants exercised	249,863	94,205	(7,816)	(68,257)	-	18,132
Shares issued for acquisition of exploration and evaluation assets	27,173	22,825	-	-	-	22,825
Shares issued for finders’ fees	42,857	21,857	-	-	-	21,857
Shares issued for settlement of debt	179,104	60,000	-	-	-	60,000
Net loss for the period					(3,581,131)	(3,581,131)
Balance, August 31, 2023	51,892,311	18,540,596	3,109,205	-	(17,236,337)	4,413,464

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	For the six months ended
	August 31, 2023 $	August 31, 2022 $
Operating Activities
Net loss for the period	(3,581,131)	(550,372)
Non-cash items:
Share based compensation	430,232	3,927
Gain on amortization of flow-through share premium liability	(103,446)	-
Changes in non-cash working capital items:
Other receivables	(72,003)	-
Prepaid expenses	506,451	(49,936)
Accounts payable	599,528	68,700
Accrued liabilities	(81,550)	-
Net cash used in Operating Activities	(2,301,919)	(527,681)

Investing Activities
Purchase of exploration and evaluation assets	-	(1,234,383)
Net cash used in Investing Activities	-	(1,234,383)

Financing Activities
Proceeds on the issuance of units	2,339,152	2,460,755
Share issue costs	(111,138)	-
Exercise of warrants	18,132	-
Net cash provided by Financing Activities	2,246,146	2,460,755
Net increase (decrease) in cash for the period	(55,773)	698,691
Cash, beginning of the period	1,180,318	-
Cash, end of the period	1,124,545	698,691

Supplemental cash flow information

Shares issued for finder’s fees	21,857	-
Recognition of flow-through liability	186,938	-
Purchase of exploration and evaluation assets by issue of shares	22,825	1,526,500
Warrants issued for finder’s fees	16,338	(43,245)
Shares issued for settlement of debt	60,000	-
Transfer of contributed surplus upon option exercise	-	3,927

The Company paid $nil in taxes and $1,536 in interest for the six months ended August 31, 2023 and $nil in taxes and interest for the six months ended August 31, 2022.

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. The Company has been in the business of acquiring and exploring igneous rock phosphate mineral properties in the Saguenay Region of Quebec for the purposes of developing and producing phosphate concentrate for the further production of phosphoric acid for use in lithium iron phosphate (“LPF”) batteries for the electric vehicle industry.

The Company’s common shares became listed for trading on the Canadian Securities Exchange (the CSE) at the opening of the market on February 22, 2023 under the symbol “PHOS” and the Company’s common shares are also listed for trading on the Frankfurt Stock Exchange under the symbol “KD0”.

A consolidation of the Company’s common shares on a one for five hundred basis effective June 1, 2022 has been reflected retroactively throughout these condensed interim financial statements.

2. Going Concern

These condensed interim financial statements have been prepared under International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in these financial statements.

As of August 31, 2023, the Company had accumulated losses of $17,236,337 since its inception and expects to incur further losses in the development of its business, and had a negative cash flows from operating activities of $2,301,919. This indicates material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

These condensed interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

3. Basis of Presentation

(a)	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended February 28, 2023 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements as at and for the year ended February 28, 2023. These unaudited condensed interim financial statements follow the same accounting policies and methods of application as the annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments which are measured at fair value through profit or loss. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on October 27, 2023.

(b)	Functional and presentation currency

These condensed interim financial statements are presented in Canadian dollars, which is also the functional currency of the Company.

4.	Material Accounting Policies, Estimates and Judgements

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

In preparing the Company’s unaudited condensed interim financial statements for the six months ended August 31, 2023, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 and 4 of its audited financial statements for the year ended February 28, 2023. Additionally, the following new accounting policies, critical judgments and estimates were adopted in the period:

Share based payments

The Company grants restricted stock units (“RSUs”) to buy common shares of the Company to directors, officers and consultants. The Company recognizes share-based compensation expense based on the fair value of the RSUs with reference to the closing trading price of its common stock of the grant date. The fair value is recognized over the vesting period of the RSUs granted as both share-based compensation expense and contributed surplus. The contributed surplus account is subsequently reduced if the RSUs are exercised, and the amount initially recorded is then credited to common shares.

New and amended IFRS standards that are effective for the current year:

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments— Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information.” Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The International Accounting Standards Board (“IASB”) has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments were applied effective March 1, 2023 and did not have a material impact on the Company’s condensed interim financial statements.

Recent Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Deferral of Effective Date.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date.

These amendments:

-    specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

-     provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

-    clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

5.	Cash and Restricted Cash

Cash includes cash held at the bank of $ 1,124,545 (February 28, 2023 - $1,180,318).

Restricted cash is comprised of a $35,000 investment in a guaranteed investment certificate (“GIC”) (February 28, 2023 - $35,000). The GIC is a one-year cashable term with a maturity date of October 24, 2023, earning annual interest of 3% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

6.	Prepaid Expenses

Prepaid expenses include cash paid in advance to vendors amounting to $293,433, and excess payments of $716 made to credit cards. (February 28, 2023 - $765,803 and $34,797 respectively). The following table further details the expenses for which these amounts were paid in advance:

Nature of prepaid expenses	August 31, 2023 $	February 28, 2023 $
Business development	147,107	272,215
Consulting fees	-	245,105
Mining exploration and metallurgy	80,000	139,733
General administrative expenses	11,326	78,750
Professional fees	55,000	30,000
Total	293,433	765,803

7.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (“Agreement”) with Integrals Power Limited (“IPL”), a UK company, under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of lithium iron phosphate (LFP) cathode active material for a further payment of £950,000 (unpaid). IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000 (unpaid), a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP cathode active material sold from the facility which uses IPL technology.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

8.	Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the six months ended August 31, 2023:

	Lac`a l’Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Bluesky area (c) $	Total $
Balance as at February 28, 2023	3,270,709	264,200	109,325	3,644,234
Acquisition costs	-	22,825	-	22,825
Balance as at August 31, 2023	3,270,709	287,025	109,325	3,667,059

The Company expenses non-acquisition exploration and evaluation costs to profit and loss. This is presented as mining exploration and metallurgy and consulting fees in the statement of loss and comprehensive loss. The following details such expenses for the six months ended August 31, 2023:

	Lac`a l’Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Bluesky area (c) $	Total $
Survey, Drilling & Geophysics	568,638	140,055	10,495	719,188
Metallurgy	-	436,183	-	436,183
Total	568,638	576,238	10,495	1,155,371

(a)	Lac à l’Orignal

The Lac à l’Orignal properties consist of a series of staked claims and claims acquired under various option agreements in the Saguenay-Lac-St-Jean region of Quebec. The claims are 100% owned by the Company and are free of net smelter royalties. The claims are in good standing as of August 31, 2023. This property is in the exploration stage.

F-12 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

(b)	Begin - Lamarche

The Begin - Lamarche properties consist of a series of staked claims and claims acquired under various option agreements in the Saguenay-Lac-St-Jean region of Quebec. The claims are 100% owned by the Company and are free of net smelter royalties. The claims are in good standing as of August 31, 2023. This property is in the exploration stage.

On March 10, 2023, the Company added to its Begin-Lamarche area and acquired 13 mineral claims in this region of the Province of Quebec for a total consideration of $22,825 through the issuance of 27,173 common shares. The cost has been determined based on the fair value of the shares on the date of issuance.

(c)    Bluesky Area

The Bluesky properties consist of a series of staked claims which are in the Saguenay-Lac-St-Jean region of Quebec and which are 100% owned by the Company and which are free of net smelter royalties. The claims are in good standing as of August 31, 2023. These properties are in the early exploration stage.

9.	Flow-through Share Premium Liability

The flow-through share premium liability is as follows:

	Six months ended August 31, 2023 $	February 28, 2023 $
Beginning balance	91,333	-
Liability incurred through flow-through shares issued	186,938	166,100
Amortization for the period	(103,446)	(74,767)
Ending Balance	174,825	91,333

During the six months ended August 31, 2023 the Company issued 1,869,375 flow through units (“FT”) at $0.80 per unit for gross proceeds of $ 1,495,500 (see Note 10(d)). The FT proceeds include a flow through premium of $186,938, priced at $0.10 per unit. During the year ended February 28, 2023 the Company issued 3,322,000 flow through units (“FT”) at $0.40 per unit for gross proceeds of $ 1,328,000. The FT proceeds include a flow through premium of $166,100, priced at $0.05 per unit.

As at August 31, 2023, $1,398,604 remains to be spent on qualifying expenditures (February 28, 2023 - $821,164).

F-13 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

10.	Capital Stock and Contributed Surplus

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

	Six months ended August 31, 2023		Six months ended August 31, 2022
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, March 1	48,318,722	16,923,000	598,718	8,927,636

Issuance of shares in private placement ($0.02 per share)	-	-	19,300,000	386,000

Issuance of shares as finder’s fees for mineral properties	-	-	700,000	14,000

Issuance of shares on exercise of stock options	-	-	500,000	10,000

Options exercised	-	-	-	3,927

Issuance of shares on acquisition of exploration assets ($0.25 per share)	-	-	6,050,000	1,512,500

Issuance of shares in private placement ($0.25 per share)	-	-	8,629,000	2,157,250

Issuance of shares on exercise of warrants ($0.25 per share) (see notes (a) and (g) below)	242,720	90,633	-	-

Issuance of shares on acquisition of exploration assets ($0.92 per share) (see (b) below)	27,173	22,825	-	-

Issuance of shares and purchase warrants in private placement ($0.70 per unit) (see (c) below)	1,205,217	614,660	-	-

Issuance of flow-through shares and purchase warrants in private placement ($0.80 per unit) (see (d) below)	1,869,375	1,140,320	-	-

Issue of shares for finder’s fees (see (e) below)	42,857	21,857	-	-

Issuance of shares on exercise of warrants ($0.50 per share) (see note (f) below)	7,143	3,572	-	-

Issuance of shares for settlement of debt (h)	179,104	60,000	-	-

Flow -through share premium liability (note 9)	-	(186,938)	-	-

Share issuance costs (see (d) and (e) below)	-	(149,333)	-	(135,740)
Balance, August 31	51,892,311	18,540,596	35,777,718	12,875,573

Capital transactions are as follows:

(a)	On March 1, 2023, the Company issued 184,480 common shares, on the exercise of warrants and $68,257 was reclassified from shares to be issued to capital stock. On March 9, 2023, the Company issued 53,760 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $13,440. The fair value of warrants on the grant date was computed as $7,215 and was reclassified upon exercise from contributed surplus to capital stock.

F-14 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

(b)	On March 10, 2023, the Company issued 27,173 common shares with a fair value of $22,825 for the purchase of 13 mineral claims in the Begin-Lamarche area (see note 8(a)).

(c)	On April 24, 2023, the Company issued 1,205,217 units at $0.70 per unit for gross proceeds of $843,652. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $1.25 until April 26, 2026. The value of share capital of $614,660 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black Scholes pricing model and recorded as share issuance costs.

(d)	On April 24, 2023, the Company issued 1,869,375 flow-through (“FT”) units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $1.25 until April 30, 2026. The value of share capital of $1,140,320 (before deduction of $186,938 flow-through premium) was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using Black Scholes pricing model and recorded to share issuance costs.

(e)	On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $27,994 with respect to the above private placements.

(f)	On May 17, 2023, the Company issued 7,143 common shares at $0.50 per share for gross proceeds of $3,572, on the exercise of unit warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

(g)	On May 30, 2023, the Company issued 4,480 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $1,120. The fair value of warrants on the grant date was computed as $601 and was reclassified upon exercise from contributed surplus to capital stock.

(h)	On June 28, 2023, the Company settled an amount owed for services through the issuance of 179,104 common shares at $0.335 per share.

F-15 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan replaces the 2022 Plan and establishes an RSU plan providing the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees, and consultants. It is a long-term incentive plan that permits the grant of Options and RSUs (together, the “Awards”). The purpose of the plan is to promote share ownership of eligible individuals to align the interests of such individuals with the interest of the Company’s shareholders.

Under the Omnibus Plan, eligible persons may be allocated a number of RSUs as the board deems appropriate, with vesting provisions also to be determined by the board, subject to a maximum vesting term of three years from the end of the calendar year in which RSUs were granted. Upon vesting, eligible participants shall be entitled to receive common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten years from the date of grant.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

As at August 31, 2023, no RSUs have been granted under the Omnibus Plan (Note 16).

Options

The following details the changes in outstanding options for the six months ended August 31, 2023 and 2022:

	Number of Options	Weighted Average Exercise Price $
Outstanding, March 1, 2023	6,225,000	0.30
Issued during the period	832,000	0.70
Cancelled during the period	(849,000)	0.61
Outstanding as at August 31, 2023	6,208,000	0.31

F-16 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

The following is a summary of options outstanding and exercisable as of August 31, 2023:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
February 22, 2026	3,075,000	1,537,500	0.25	2.48
February 22, 2026	2,925,000	1,500,000	0.35	2.48
April 24, 2026	208,000	208,000	0.70	2.65
	6,208,000	3,245,500

For the six months ended August 31, 2023, the Company recorded $430,232 of share based compensation related to the vesting of options (2022 - $3,927).

The fair value of the 832,000 options issued during the six months ended August 31, 2023 was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages
Share price	$0.51
Dividend yield	Nil
Exercise price	$0.70
Risk free interest rate	3.60%
Expected volatility	100%
Expected expiry	3.00

On March 31, 2023, a consultant engaged by the Company as Vice President Public and Legal Affairs of the Company resigned from service. Of the 300,000 options issued to this consultant, 225,000 options were cancelled and 75,000 have vested and are exercisable until March 31, 2024.

On June 27, 2023, a consultant engaged by the Company as the capital markets consultant resigned from service. Of the 100,000 options issued to this consultant, 75,000 options were cancelled pursuant to an option forfeiture agreement dated June 27, 2023, and 25,000 have vested and are exercisable until June 27, 2024.

On August 31, 2023, of the 732,000 options issued to an officer, 549,000 options were cancelled and 25,000 have vested and are exercisable until August 31, 2024.

Warrants

During the six months ended August 31, 2023, the Company issued 70,494 warrants with an exercise price of $1.25 per share as broker fees for private placements. 1,537,295 warrants were issued at an exercise price of $1.25 per share as part of a private placements during the six months ended August 31, 2023.

F-17 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

The following details the changes in outstanding warrants for the six months ended August 31, 2023 and 2022:

	Number of warrants	Weighted Average Exercise Price $
Outstanding as at February 28, 2022	124,224	0.32
Issued during tranche 1	270,240	0.25
Issued during tranche 2	53,120	0.25
Cancelled during the period	(124,224)	0.32
Outstanding as at August 31, 2022	323,360	0.25

Outstanding as at February 28, 2023	6,547,477	0.49
Issued during the period	1,607,789	1.20
Exercised during the period	(65,383)	0.28
Outstanding as at August 31, 2023	8,089,883	0.65

The following is a summary of warrants outstanding and exercisable as of August 31, 2023:

Expiry date	Number of warrants	Exercise price $	Weighted average life remaining
August 23, 2024	80,640	0.25	0.98
December 31, 2025	6,401,454	0.50	2.33
April 24, 2026	1,607,789	1.25	2.65
	8,089,883

Warrants issued as part of units are valued using the residual method in accordance with the Company’s accounting policy, with a value of $584,172 for the six months ended August 31, 2023 (August 31, 2022 - $Nil) for the 1,537,295 unit warrants granted. The fair value of the 70,494 broker warrants granted was estimated to be $16,338 at the grant date, based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages
Share price	$0.51
Dividend yield	Nil
Exercise price	$1.25
Risk free interest rate	3.60%
Expected volatility	100%
Expected expiry	3.00

F-18 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

11.	Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the six months ended
	August 31, 2023 $	August 31, 2022 $
Share based compensation	285,987	3,927
Management fees	306,000	82,500
Professional Fees	125,000	-
Director’s fees	86,400	26,000
Consulting Fees	30,000	-
	833,387	112,427

Due to related parties

	August 31, 2023 $	February 28, 2023 $
Accounts payable	284,847	79,290
	284,847	79,290

The accounts payable balance includes amounts payable to key management personnel for services received during the period.

F-19 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

Due from related parties

	August 31, 2023 $	February 28, 2023 $
Prepaids	-	30,000
	-	30,000

12.	Financial Instruments and Capital Risk Management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

			As at August 31, 2023

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash	1,124,545	-	-	1,124,545
Investments	-	-	83,060	83,060
	1,124,545	-	83,060	1,207,605

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. The costs approximate the fair values as there is insufficient more recent information available to measure fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk as its maximum exposure relates to cash and restricted cash balances totaling $1,159,545.

F-20 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at August 31, 2023, has $ 1,124,545 in cash and $35,000 in restricted cash and $877,393 in financial liabilities, which represents the Company’s maximum exposure to liquidity risk.

The following are the contractual maturities of financial liabilities.

			As at August 31, 2023
	Carrying amount $	Contractual cash flows $	Less than 1 year $	1-3 years $
Accounts payable	686,186	686,186	686,186	-
Accrued liabilities	191,207	191,207	191,207	-
	877,393	877,393	877,393	-

As of August 31, 2023, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company have no investments or liabilities with variable interest rates.

(b)	Foreign currency risk

As at August 31, 2023 and August 31, 2022, the Company’s financial instruments are primarily denominated in Canadian dollars, its significant expenditures are in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As a result, the Company believes its currency risk to be minimal.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The company holds an investment in privately held companies that are not quoted on an exchange and therefore have minimal exposure to price risk.

F-21 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

13.	Capital Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the period ended August 31, 2023. The Company is not subject to externally imposed capital requirements.

14.	Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company’s operations and long-lived assets for the period ended August 31, 2023, were in Canada.

15.	Loss per Share

For the six months ended August 31, 2023, basic and diluted loss per share of $0.07 (August 31, 2022 - $0.06) has been calculated based on the loss attributable to common shareholders of $3,581,131 (August 31, 2022- $550,372) and the weighted average number of common shares outstanding of 50,534,849 (August 31, 2022 – 8,560,881) for basic and diluted loss per share. All warrants and options were determined to be antidilutive. Thus, diluted loss per share equals basic loss per share.

16.	Subsequent Events

(a)	Issue of options

On September 1, 2023, the Company granted 500,000 options exercisable at $0.70 per share to several consultants. The options vest as follows: (i) 25% vested on September 1, 2023 (ii) increments of 25% every six months after September 1, 2023. These options expire on September 1, 2026.

On September 1, 2023, the Company granted 250,000 options exercisable at $0.70 per share to a consultant. The options vest in increments of 25% vest every three months after September 1, 2023. These options expire on September 1, 2026.

On October 5, 2023, the Company granted 150,000 options exercisable at $0.70 per share to a consultant. The options vest in increments of 33% every four months after October 5, 2023. These options expire on October 5, 2026.

F-22 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

August 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

(b)	Issuance of common shares in settlement of accounts payable

On September 1, 2023, the officers of the Company were issued 718,947 common shares for settlement of all amounts owed to them as of August 31, 2023. Several vendors and consultants of the Company were issued 570,200 common shares for settlement of all amounts owed to them as of August 31, 2023.

(c)	Issuance of restricted stock units

On September 1, 2023, the officers of the Company were granted 900,002 restricted stock units. The units vest 50% on November 30, 2023 and 50% February 28, 2024.

On September 1, 2023, several consultants of the Company were granted 118,422 restricted stock units. The units vest 50% on November 30, 2023 and 50% February 28, 2024.

On October 5, 2023, a consultant of the Company was granted 338,462 restricted stock units. The units vest as follows: (i) 25% vested on October 5, 2023 (ii) increments of 25% every three months after October 5, 2023.

F-23 | P a g e

FIRST PHOSPHATE CORP.

(formerly First Potash Corp.)

Annual Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

F-1 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

F-2 | P a g e

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

First Phosphate Corp. (Formerly First Potash Corp.)

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of First Phosphate Corp. (formerly First Potash Corp.) (the “Company”) as of February 28, 2023 and 2022, and the related statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended February 28, 2023, 2022 and 2021, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2023 and 2022, and the results of its operations and its cash flows for the years ended February 28, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses of $13,655,206 since inception, and expects to incur future losses in the development of its business, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada Chartered Professional Accountants

December 14, 2023

F-3 | P a g e

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

 AS AT

Assets	February 28, 2023 $	February 28, 2022 $
Current Assets
Cash (Note 6)	1,180,318	-
Restricted cash (Note 6)	35,000	-
Prepaid expenses (Note 7)	800,600	-
Other receivables	189,866	-
	2,205,784	-
Non-Current Assets
Investments (Note 8)	83,060	-
Exploration and evaluation assets (Note 11)	3,644,234	-
	3,727,294	-

Total Assets	5,933,078	-

Liabilities and Shareholders’ Equity (Deficiency)
Current Liabilities
Accounts payable	146,658	60,178
Accrued liabilities	272,757	12,500
Flow-through share premium liability (Note 12)	91,333	-
	510,748	72,678

Total Liabilities	510,748	72,678

Shareholders’ Equity (Deficiency)
Capital stock (Note 13)	16,923,000	8,927,636
Contributed surplus (Note 13)	2,086,279	1,466,528
Shares to be issued (Note 13)	68,257	-
Deficit	(13,655,206)	(10,466,842)
Total Shareholders’ Equity (Deficiency)	5,422,330	(72,678)

Total Liabilities and Shareholders’ Equity (Deficiency)	5,933,078	-

Nature of operations (Note 1)

Going concern (Note 2)

Subsequent events (Note 18)

Approved and authorized by the Board of Directors on December 14, 2023

“BENNETT KURTZ”	“JOHN PASSALACQUA”
Director	Director

The accompanying notes are an integral part of these financial statements.

F-4 | P a g e

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	For the years ended
	February 28, 2023 $	February 28, 2022 $	February 28, 2021 $
Expenses
Mining exploration and metallurgy (Note 11)	1,184,443	-	-
Share based compensation (Note 13 and 14)	542,805	-	-
Business development	377,387	-	-
Professional fees (Note 14)	371,631	54,738	41,805
Management fees (Note 14)	308,389	-	-
General administrative expenses	202,233	-	-
Regulatory and compliance expenses	159,254	9,779	23,856
Consulting fees	57,366	-	-
Directors’ fees (Note 14)	66,500	-	-
Total expenses	(3,270,008)	(64,517)	(65,661)

Other Income
Gain on amortization of flow-through share premium liability (Note 12)	74,767	-	-
Gain on recognition of fair value of loan	6,877	-	-
Net loss and comprehensive loss	(3,188,364)	(64,517)	(65,661)

Loss per common share – basic and diluted	(0.13)	(0.11)	(0.37)
Weighted average number of common shares outstanding	25,372,346	598,718	178,267

The share numbers have been adjusted retroactively to reflect a consolidation of the Company’s common shares on a one new share for five hundred old shares basis effective June 1, 2022 (See Note 13).

The accompanying notes are an integral part of these financial statements.

F-5 | P a g e

 STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

For the years ended February 28, 2023, February 28, 2022 and February 28, 2021

(Expressed in Canadian Dollars)

	Common Shares
	Number of Shares	Amount $	Contributed Surplus $	Shares to be issued $	Deficit $	Total $
Balance February 29, 2020	121,927	8,847,636	1,466,528	-	(10,336,664)	(22,500)

Shares issued for cash	352,567	70,000	-	-	-	70,000
Shares issued for debt	124,224	10,000	-	-	-	10,000
Loss for the year	-	-	-	-	(65,661)	(65,661)
Balance, February 28, 2021	598,718	8,927,636	1,466,528	-	(10,402,325)	(8,161)

Loss for the year	-	-	-	-	(64,517)	(64,517)
Balance, February 28, 2022	598,718	8,927,636	1,466,528	-	(10,466,842)	(72,678)

Shares issued for private placement	40,182,004	6,997,900	-	-	-	6,997,900
Flow -through share premium liability	-	(166,100)	-	-	-	(166,100)
Share issuance costs	-	(458,863)	103,011	-	-	(355,852)
Shares issued for acquisition of exploration and evaluation assets	6,238,000	1,559,500	-	-	-	1,559,500
Shares issued as finder’s fee for exploration and evaluation assets	700,000	14,000	-	-	-	14,000
Shares issued for services	100,000	35,000	-	-	-	35,000
Share based compensation			542,805	-	-	542,805
Options exercised	500,000	13,927	(3,927)	-	-	10,000
Shares to be issued			(22,138)	68,257	-	46,119
Loss for the year	-	-	-	-	(3,188,364)	(3,188,364)
Balance, February 28, 2023	48,318,722	16,923,000	2,086,279	68,257	(13,655,206)	5,422,330

The share numbers have been adjusted retroactively to reflect a consolidation of the Company’s common shares on a one new share for five hundred old shares basis effective June 1, 2022 (See Note 13).

The accompanying notes are an integral part of these financial statements.

F-6 | P a g e

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the years ended
	February 28, 2023 $	February 28, 2022 $	February 28, 2021 $
Operating Activities
Loss for the year	(3,188,364)	(64,517)	(65,661)
Non-cash items:
Share based compensation	542,805	-	-
Business development	35,000	-	-
Gain on recognition of fair value of loan	(6,877)	-	-
Accretion of loan payable	6,877	-	-
Gain on amortization of flow-through share premium liability	(74,767)	-	-
Changes in non-cash working capital items:
Other receivables	(189,866)	-	-
Prepaid expenses	(800,600)	-	-
Accounts payable	86,480	-	-
Accrued liabilities	260,257	38,336	11,842
Net cash used in Operating Activities	(3,329,055)	(26,181)	(53,819)

Investing Activities
Long term investments	(83,060)	-	-
Purchase of exploration and evaluation assets	(1,820,734)	-	-
Restricted cash (investment in GIC held as collateral)	(35,000)	-	-
Net cash used in Investing Activities	(1,938,794)	-	-

Financing Activities

Issuance of shares	6,997,900	-	70,000
Share issue costs	(355,852)	-	-
Issuance of shares via exercise of options	10,000	-	-
Repayment of loan payable	(250,000)	-	-
Proceeds from issuance of promissory note	850,000	-	-
Repayment of promissory note	(850,000)	-	-
Proceeds from issuance of debt	-	-	10,000
Proceeds from shares issuable	46,119	-	-
Net cash provided by Financing Activities	6,448,167	-	80,000
Net change in cash for the year	1,180,318	(26,181)	26,181
Cash, beginning of the year	-	26,181	-
Cash, end of the year	1,180,318	-	26,181

The Company paid $nil in taxes and $12,171 in interest for the year ended February 28, 2023 (February 28, 2022 - $nil and $nil, February 28, 2021 - $nil and $nil).

The accompanying notes are an integral part of these financial statements.

F-7 | P a g e

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

Supplemental cash flow information

	For the years ended
	February 28, 2023 $	February 28, 2022 $	February 28, 2021 $
Shares issued for mineral property finder’s fees	14,000	-	-
Shares issued to settle debt	-	-	10,000
Shares issued for services	35,000	-	-
Recognition of flow-through liability	166,100	-	-
Purchase of exploration and evaluation assets by issue of shares	1,559,500	-	-
Warrants issued for finder’s fees	103,011	-	-
Transfer of contributed surplus upon option exercise	3,927	-	-
Transfer of contributed surplus on warrant exercise	22,138	-	-
Loan payable issued for mineral properties	250,000	-	-

The Company paid $nil in taxes and $12,171 in interest for the year ended February 28, 2023 (February 28, 2022 - $nil and $nil, February 28, 2021 - $nil and $nil).

The accompanying notes are an integral part of these financial statements.

F-8 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

1. Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. For the year ended February 28, 2023, the Company has been in the business of acquiring and exploring igneous rock phosphate mineral properties in the Saguenay Region of Quebec for the purposes of developing and producing phosphoric acid for use in lithium iron phosphate (“LPF”) batteries for the electric vehicle industry.

On March 26, 2021, the Alberta Securities Commission and British Columbia Securities Commission each issued an order revoking their previously issued cease trade orders in respect of the securities of the Company. The Company filed an application for listing with the Canadian Securities Exchange (the CSE) and received approval to list its common shares on the CSE at the opening of market on February 22, 2023. The Company is listed under the symbol “PHOS” on the CSE and “KD0” on the Frankfurt Stock Exchange (the “FSE”).

A consolidation of the Company’s common shares on a one for five hundred basis effective June 1, 2022 has been reflected retroactively throughout these financial statements (See Note 13).

2. Going Concern

These financial statements have been prepared under International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in these financial statements. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

As of February 28, 2023, the Company had accumulated losses of $13,655,206 since its inception and expects to incur further losses in the development of its business, and had a negative cash flows from operating activities of $3,329,055. This indicates material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

F-9 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

3. Basis of Presentation

(a) Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on December 14, 2023.

(b) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

(c) Critical accounting judgements and estimates

In preparing these financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Critical judgments in applying accounting policies

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

Income tax

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and in future periods. Deferred tax assets (if any) are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

F-10 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation expenditure and impairment of the capitalized expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the profit or loss in the year the new information becomes available.

Ability to continue as a going concern

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

Key sources of estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in material adjustments to the financial statements.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share purchase options and broker’s warrants granted. Option pricing models require the input of subjective assumptions including expected share price, price volatility, dividend yield and forfeiture rate. Changes in the input assumptions can materially impact fair value estimates and the Company’s comprehensive loss and equity reserves.

The Company applies judgement in determining the value of common shares issued for non-cash consideration which cannot be reliably measured. In determining the fair value of the common shares, management estimated the fair value of the common shares by reference to the price of the common shares issued for cash approximately around the time of the issue of the common shares as management believe that this was the most reliable measure. This judgement requires management to make various assumptions and estimates which are susceptible to uncertainty.

Fair value of investment in unquoted equity investments

The Company has an investment in Integrals Power Limited, a private entity’s shares. Management estimates cost approximates fair value when there is insufficient more recent information available to measure fair value. There are no indicators that cost might not be representative of fair value.

F-11 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with IFRS and reflect the following significant accounting policies:

Financial Instruments

Recognition

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories:

(i)	those to be measured subsequently at fair value (either through other comprehensive income (“FVTOCI”), or through profit or loss (“FVTPL”); and

(ii)	those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at fair value through profit or loss (an irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income or loss.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified. The Company has implemented the following classifications:

Financial Instrument	Classification
Cash	FVTPL
Investments	FVTPL
Restricted cash	Amortized cost
Accounts payable	Amortized cost

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The Company measures its financial instruments as below. See Note 15 for additional information on the classification of the Company’s financial instruments.

F-12 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Impairment

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates a loss event has occurred after the initial recognition of the asset and the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probably that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

F-13 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting installment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised, and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Tax credits receivable

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred and refundable credit on duties for losses under the Mining Tax Act. These tax credits are recognized as a reduction of the exploration costs incurred based on estimates made by management. The Company records these tax credits in the period when there is reasonable assurance with regard to collections and assessments and that the Company will comply with conditions associated with them.

Unit offerings

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Flow-through placements

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as an other liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the other liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the look-back rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financing expense until qualifying expenditures are incurred.

F-14 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s equity that results from transactions and events other than the Company’s shareholders. Gains and losses that would otherwise be recorded as part of net earnings is presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the years presented, net loss was the same as comprehensive loss.

Exploration and evaluation assets

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed in the year in which they are incurred. Once the legal right to explore a property has been acquired, costs directly related to acquisition costs are recognized and capitalized. Subsequent exploration and evaluation expenditures are expensed as incurred. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Mineral property acquisition costs and exploration and evaluation expenditures are recorded at cost. When shares are issued as part of mineral property acquisition costs, they are valued at the closing share price on the date of issuance unless the fair value of goods or services received is determinable. Payments related to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the amounts upon payment.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss. The Company assesses exploration and evaluation assets for impairment at least annually and when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

F-15 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Decommissioning Obligations

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production. Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision. Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset. The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses. Changes in the measurement of a liability, which arises during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.

For the periods presented, the Company does not have any decommissioning obligations.

Provisions

Provisions are recognized when present legal and constructive obligations as a result of a past event will likely lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Recent Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Deferral of Effective Date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date.

These amendments:

-  specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

-  provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

-  clarify when a liability is considered settled.

F-16 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

5.	Changes in Accounting Policies

Effective for the year ended February 28, 2023, the Company changed its accounting policy of capitalizing exploration and evaluation expenditures which had been applied in its interim financial statements for the first three quarters of the year. The Company believes that expensing such costs as incurred provides more reliable and relevant financial information. The cost of exploration activities, excluding costs incurred to acquire and secure exploration property licenses and professional fees directly related to such acquisitions are expensed until it has been established that a mineral property is commercially viable. Previously, the Company capitalized these amounts in its interim financial statements. The change has no impact on the Company’s financial statements as at and for the years ended February 28, 2022 and February 28, 2021 or March 1, 2020.

6.	Cash and restricted cash

Cash includes cash held at the bank of $ 1,180,318 (February 28, 2022 - $nil, February 28, 2021 - $nil). Cash also includes cash held in trust of $nil (February 28, 2022 - $nil, February 28, 2021 - $26,181).

Restricted cash is comprised of a $35,000 investment in a guaranteed investment certificate (“GIC”) (February 28, 2022 - $nil, February 28, 2021 - $nil). The GIC is a one-year cashable term with a maturity date of October 24, 2023, earning annual interest of 3% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

7.	Prepaid Expenses

Prepaid expenses include cash paid in advance to vendors amounting to $765,803, and excess payments of $34,797 made to credit cards. (February 28, 2022 - $nil and $nil, February 28, 2021 - $nil and $nil). The following table further details the expenses for which these amounts were paid in advance:

Nature of expenses	February 28, 2023	February 28, 2022	February 28, 2021
Business development	272,215	—	—
Consulting fees	245,105	—	—
Mining exploration and metallurgy	139,733	—	—
General administrative expenses	78,750	—	—
Directors’ fees	30,000	—	—
Total	765,803	—	—

F-17 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

8.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (“Agreement”) with Integrals Power Limited (“IPL”), a UK company, under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of lithium iron phosphate (LFP) cathode active material for a further payment of £950,000 (unpaid). IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000 (unpaid), a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP cathode active material sold from the facility which uses IPL technology.

9.	Loans payable

On September 13, 2022, the Company entered into a loan payable for the principal sum of $250,000 with a maturity date of February 17, 2023 as per the agreement with Glen Eagle Resources for acquisition of mineral properties in Lac `a l’Orignal flagship area (See Note 11(a)). No interest shall accrue or be payable in respect of the principal amount. This loan was paid in cash in full during the year ended February 28, 2023.

As at February 28, 2022 and 2021, the Company had $nil in loans payable.

A continuity of loans payable for the year ended February 28, 2023 is as follows:

$

Balance as at February 28, 2021 and 2022	—
Addition to loans payable	243,123
Accretion expense	6,877
Repayment	(250,000)
Balance as at February 28, 2023	—

The Company has recognized a gain on below market interest rate benefit of $ 6,877 relating to this loan payable.

10.	Promissory note payable

On November 30, 2022, the Company issued a promissory note payable to Expoworld Ltd., a corporation owned by the CEO of the Company, of $850,000 (February 28, 2022 - $nil, February 28, 2021 - $nil). The maturity date of the promissory note is February 28, 2024. The Company is required to pay interest of 8% per annum. This promissory note, including accrued interest of $12,171 (February 28, 2022 - $nil, February 28, 2021 - $nil), was paid in cash in full during the year ended February 28, 2023. (See note 14)

F-18 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

11.	Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the years ended February 28, 2023, February 28, 2022 and February 28, 2021:

	Lac`a l’Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Bluesky area (c) $	Total $
Balance as at February 28, 2021 and 2022	—	—	—	—
Acquisition costs	3,270,710	264,200	109,325	3,644,234
Balance as at February 28, 2023	3,270,710	264,200	109,325	3,644,234

The Company expenses non-acquisition exploration and evaluation expenditure to profit and loss. This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following details such expenditure for the years ended February 28, 2023, February 28, 2022 and February 28, 2021:

	Lac`a l’Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Bluesky area (c) $	Total $
Balance as at February 28, 2021 and 2022	—	—	—	—
Consulting	18,500	36,101	—	54,601
Survey, Drilling & Geophysics	286,486	514,651	—	801,137
Metallurgy	328,705	—	—	328,705
Balance as at February 28, 2023	633,691	550,752	—	1,184,443

(a)	Lac `a l’Orignal flagship area

On June 17, 2022, the Company entered into an option agreement (the “Agreement”), which was subsequently amended, with an arm’s length TSX Venture Exchange listed company (the “Optionor”), which provides the Company the right to acquire a 100% legal and beneficial interest, subject to an existing 1% net smelter return (NSR) royalty, in a phosphate exploration property in the Province of Quebec. Pursuant to the Agreement, the Company acquired the interest in the Property by paying a total cash consideration of $1,491,000 as follows:

(i)	$191,000 on June 17, 2022, which payment was made

(ii)	$300,000 on or before July 7, 2022, which payment was made

(iii)	$100,000 on or before July 25 2022 (as amended), which payment was made

(iv)	$400,000 on or before August 25, 2022 (as amended), which payment was made

(v)	$250,000 on or before September 14, 2022 (as amended), which payment was made

(vi)	$250,000 by issuing a non interest bearing promissory note (note 9) with maturity date of February 17, 2023, on or before September 14, 2022. (as amended), which was issued and paid.

F-19 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Further, as per the agreement, the Company issued 6,000,000 of its common shares at $0.25 per share for total value of $1,500,000.

The common shares are subject to a resale restriction with 10% of such shares being released on March 31, 2023 and 15% of such shares being released every three months thereafter.

The Company purchased the 1% NSR royalty relating to this property for $50,000. Further, the Company issued 700,000 shares at $0.02 per share as finder’s fees for the mineral property.

In the event the Company has more than 85,000,000 shares issued and outstanding on a fully diluted basis at the time of completing its listing on the Canadian Securities Exchange (the “CSE”), the Company is committed to issue additional shares to the optionor computed as:

(a) 8.95% multiplied by; (b) the number of issued and outstanding shares on a fully diluted basis at the time of completing the CSE Listing; (c) less 6,000,000 shares already issued to the optionor. As of date of listing, the company had less than 85,000,000 shares outstanding. Accordingly, no additional shares were issued to the optionor.

The Company also purchased two additional mineral claims in the proximity of the Lac`a l’Orignal property for $15,000 in cash.

The Company entered into an option agreement with 2 individuals, to acquire 11 mineral claims in the Province of Quebec in the proximity of the Lac`a l’Orignal property. The Company made a payment of $90,000 in cash for the acquisition of mineral claims.

On September 12, 2022, the Company entered into an agreement to purchase 7 mining claims in this region of the Province of Quebec for total consideration of $21,000 comprised of $7,000 settled by issuing 28,000 shares at $0.25 per share and $ 14,000 in cash. Further, the Company has paid $89,709 in cash for claim staking in the year ended February 28, 2023 (February 28, 2022 - $nil, February 28, 2021 - $nil).

(b) Begin - Lamarche area

On July 27, 2022, the Company purchased 24 mining claims in this region of the Province of Quebec for a total consideration of $222,500 which comprised of $12,500 settled by issuing 50,000 shares at $0.25 per share and $210,000 in cash. Further, the Company has paid $41,700 in cash for claim staking in the year ended February 28, 2023 (February 28, 2022 - $nil, February 28, 2021 - $nil).

(c) Bluesky area

On September 12, 2022, the Company purchased 23 mining claims in this region of the Province of Quebec for total consideration of $50,000 which comprised of $40,000 settled by issuing 160,000 common shares at $0.25 per share and $10,000 in cash. Further, the Company has paid $59,325 in cash for claim staking in the year ended February 28, 2023 (February 28, 2022 - $nil, February 28, 2021 - $nil).

F-20 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

12.	Flow-through Share Premium Liability

	For the year ended February 28, 2023 $	For the year ended February 28, 2022 $	For the year ended February 28, 2021 $
Beginning balance	—	—	—
Liability incurred through flow-through shares issued	166,100	—	—
Amortization for the year	(74,767)	—	—
Ending Balance	91,333	—	—

The Company issued 3,322,000 flow through units(“FT”) at $0.40 per unit for gross proceeds of $1,328,000, the breakdown of which is available in Note 12(g). The flow through share gross proceeds includes a flow through share premium of $166,100, priced at $0.05 per unit.

13.	Share Capital and Contributed Surplus

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

	Number of Shares	Amount $
Balance, February 28, 2020	121,927	8,847,636
Issue of shares in settlement of cash (see (k) below)	352,657	70,000
Issue of shares in settlement of debt (see (j) below)	124,224	10,000
Balance, February 28, 2021 and 2022	598,718	8927,636
Issuance of shares in private placement ($0.02 per share) (see (a) below)	19,300,000	386,000
Issuance of shares as finder’s fees for mineral properties (see (a) below)	700,000	14,000
Issuance of shares on exercise of stock options ($0.02 per share) (see (b) below)	500,000	13,927
Issuance of shares on acquisition of exploration assets ($0.25 per share) (see (c) below)	6,238,000	1,559,500
Issuance of shares in private placement ($0.25 per share) (see (d) and (e) below)	8,629,000	2,157,250
Issuance of shares and purchase warrants in private placement ($0.35 per unit) (see (f) below)	8,931,004	3,125,850
Issuance of flow-through shares and purchase warrants in private placement ($0.40 per unit) (see (g) below)	3,322,000	1,328,800
Issue of shares for services (see (h) below)	100,000	35,000
Flow -through share premium liability (note 12)	—	(166,100)
Share issuance costs (see (a), (d), (e), (f) and (g) below)	—	(458,863)
Balance, February 28, 2023	48,318,722	16,923,000

F-21 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Capital and Contributed Surplus transactions:

During the year ended February 28, 2023

(a)	On June 28, 2022, the Company issued 19,300,000 common shares at $0.02 per share for gross proceeds of $386,000. Legal fees of $11,655 were incurred by the Company relating to the issuance and were recorded as share issuance costs. Also, 700,000 shares at $0.02 per share for total value of $14,000 were issued as a finder’s fee for mineral properties on the same date.

(b)	On July 11, 2022, 500,000 options were exercised at $0.02 per share for gross proceeds of $10,000. The fair value of options on the grant date was computed as $3,927 and was reclassified upon exercise from contributed surplus to share capital.

(c)	The Company issued 6,050,000 common shares at $0.25 per share under purchase agreements for exploration assets with a fair value of $1,512,500 (see notes 11(a) and 11(b)). On September 12, 2022, the Company issued 28,000 common shares at $0.25 per share for mining claims in the Lac `a l’Orignal flagship area (see note 11(a)) and 160,000 common shares at $0.25 per share for mining claims in the Bluesky area (see note 11(c)).

(d)	On August 23, 2022, the Company issued 7,035,000 shares at $0.25 per share for gross proceeds of $1,758,750. As a broker’s fee for the private placement, the Company paid $67,560, recorded as share issuance costs.

(e)	On August 31, 2022, the Company issued 1,594,000 shares at $0.25 per share for gross proceeds of $398,500. The Company paid $13,280 and issued 323,360 common share purchase warrants as brokers’ fees for the issuances, recorded as share issuance costs. The fair value of the warrants was determined based on the Black Scholes pricing model at $43,395.

(f)	On December 1, 2022, the Company issued 685,716 units at $0.35 per unit for gross proceeds of $ 240,001. On December 22, 2022, the Company issued 3,647,362 units at $0.35 per unit for gross proceeds of $1,276,577. Further on January 17, 2023, the Company issued 1,574,784 units at $0.35 per unit for gross proceeds of $551,174 and on February 15, 2023, the Company issued 3,023,142 units at $0.35 per unit for gross proceeds of $1,058,100. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $0.50 until December 31, 2025. The Company paid $57,544 as brokers’ fees and issued 182,697 warrants as brokers’ warrants. The fair value of the broker warrants was computed as $36,031 using the Black Scholes pricing model and recorded as share issuance costs. The Company has accrued $149,092 incurred as legal fees related to the issuance of shares as at February 28, 2023.

(g)	On December 1, 2022, the Company issued 600,000 flow-through (“FT”) units at $0.40 per unit for gross proceeds of $240,000. On December 22, 2022 the Company issued 1,472,000 FT units at $0.40 per unit for gross proceeds of $588,800. On December 30, 2022 the Company issued 1,250,000 FT units at $0.40 per unit for gross proceeds of $500,000. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $0.50 until December 31, 2025. The value of share capital was determined using the fair market value of the shares on the date of issuance. The Company issued 99,400 warrants and paid $46,160 as brokers’ fees for the private placement. The fair value of the broker warrants was computed as $23,585 using Black Scholes pricing model and recorded to share issuance costs.

F-22 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

(h)	The Company issued 100,000 shares at $0.25 per share for services. The fair value of the shares was $35,000 and was determined using the fair market value of the shares on the date of issuance.

(i)	Subscriptions of $46,119 for 184,480 warrants were received as at February 28, 2023 and have been recorded as shares to be issued. The fair value of these warrants on the grant date was computed as $22,138 and was reclassified upon exercise from contributed surplus to shares to be issued. The shares were issued on March 9, 2023 (Note 18).

During the year ended February 28, 2022

The Company did not have any capital stock activity.

During the year ended February 28, 2021

(j)	The Company announced that pursuant to its application to the Executive Director of the British Columbia Securities Commission (the “BCSC”) for a partial revocation of the order issued by the BCSC dated July 17, 2013 (the “BC CTO”), and its application to the Executive Director of the Alberta Securities Commission (the “ASC”) to vary a cease trade order issued by the ASC on October 16, 2013 (the “AB CTO”), on December 16, 2020, the BCSC issued a partial revocation order (the “Partial Revocation Order”) of the BC CTO and the ASC issued a variation order (the “Variation Order”) varying the AB CTO. The Partial Revocation Order and the Variation Order are solely for the purpose of permitting the Company to: (a) enter into a loan agreement (the “Loan Agreement”) to borrow $10,000 (the “Loan”), with the proceeds to be used to pay expenses for the revival of the Company and the expenses in connection with the Partial Revocation Order and Variation Order (b) to convert the Loan into units; and (c) issue: (i) up to 180,590 common shares of the Company, at a subscription price of $0.0805 per common share; and (ii) up to 171,977 common shares of the Company, at a subscription price of $0.3225 per common share (the Offering).

On January 8, 2021, the Company entered into the Loan Agreement with Loomac Management Ltd. (“Loomac”). Pursuant to the terms of the Loan Agreement, the Company received a loan of $10,000 which was converted into 124,224 units of the Company. Each unit consists of one common share and one common share purchase warrant (“Warrant”), with each Warrant entitling the holder to purchase one additional common share at an exercise price of $0.3225 per share for a period of 60 months from the date of issue.

(k)	On January 11, 2021, the Company issued 28,183 common shares at a price of $0.0805 per share for a total amount of $2,269 and 54,981 common shares at a price of $0.3225 per share, for a total of $17,731. On January 22, 2021, the Company issued the final tranche of the Offering of common shares, for a total of 152,407 common shares at a price of $0.0805 per share for a total amount of $12,269 and 116,996 common shares at a price of $0.3225 per share, for a total of $37,731.

Options

The Company adopted a Stock Option Plan (the “Plan”) on August 25, 2022 (the “effective date”) under which the Company is authorized to grant stock options entitling option holders to purchase up to that number of common shares that is equal to 20% of the issued and outstanding common shares of the Company as at the effective date of the Plan. The Company is authorized to issue up to 6,836,744 options.

The Board of Directors (the “Board”) fixes the exercise price of any stock option when such stock option is granted, which shall be no lower than the exercise price permitted by the CSE. A stock option is exercisable during a period established by the Board, commencing on the date of the grant and terminating no later than ten years after the date of the grant of the award or such shorter period as the Board may determine.

Vesting conditions are determined by the Board at each grant date except in the case of stock options issued to consultants engaged in investor relations activities which vest in nine months in quarterly intervals beginning on the grant date.

F-23 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 29, 2020	7,148	110
Expired during the year	(2,498)	180
Outstanding, February 28, 2021	4,650	70
Expired during the year	(4,250)	75
Outstanding, February 28, 2022	400	35
Issued during the year	6,725,000	0.28
Expired during the year	(400)	35
Exercised during the year	(500,000)	0.02
Outstanding as at February 28, 2023	6,225,000	0.30

The following is a summary of options outstanding and exercisable as at February 28, 2023:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
February 22, 2026	3,075,000	768,750	0.25	2.99
February 22, 2026	3,150,000	787,500	0.35	2.99

During the year ended February 28, 2023, the Company recorded $542,805 of share based compensation related to the vesting of options (February 28, 2022 - $nil, February 28, 2021 - $nil). The fair value of options granted was based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages	February 28, 2023	February 28, 2022	February 28, 2021
Share price	$0.18	—	—
Dividend yield	Nil	—	—
Exercise price	$0.18	—	—
Risk Free interest rate	3.47%	—	—
Expected volatility	100%	—	—
Expected expiration	2.39	—	—

Warrants

During the year ended February 28, 2023, the Company issued 323,360 warrants at an exercise price of $0.25 per share and 282,097 warrants at an exercise price of $0.50 per share as broker fees for private placements. 6,126,500 warrants were issued at an exercise price of $0.50 per share as part of several private placements that took place during the year ended February 28, 2023.

During the year ended February 28, 2022, the Company did not have any warrant activity.

During the year ended February 28, 2021, the Company issued and has outstanding 124,224 purchase warrants at an exercise price of $0.3225 per share as part of units issued for settlement of debt.

F-24 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

	Number of warrants	Weighted Average Exercise Price $
Outstanding as at February 29, 2020	—	—
Issued during the year 2021	124,224	0.32
Outstanding as at February 28, 2021 and 2022	124,224	0.32
Issued during the year	6,731,957	0.49
Cancelled during the year	(124,224)	0.32
Exercised during the year	(184,480)	0.25
Outstanding as at February 28, 2023	6,547,477	0.49

The following is a summary of warrants outstanding and exercisable as at February 28, 2023:

Expiry date	Number of warrants	Exercise price $	Weighted average life remaining
August 23, 2024	138,880	0.25	1.48
December 31, 2025	6,408,597	0.50	2.84

Warrants issued as part of units are valued using the residual method in accordance with the Company accounting policy, with a value of $Nil for the year ended February 28, 2023 (February 28, 2022 - $Nil, February 28, 2021 - $Nil) for the 6,126,500 granted (February 28, 2022 - Nil, February 28, 2021 - 124,224). The fair value of the 605,457 finders warrants granted during the year ended February 28, 2023 (February 28, 2022 - Nil, February 28, 2021 - Nil ) was estimated to be $103,011 at the grant date (February 28, 2022 - $Nil, February 28, 2021 - $Nil), based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages	February 28, 2023	February 28, 2022	February 28, 2021
Share price	$0.30	—	—
Dividend yield	Nil	—	—
Exercise price	$0.37	—	—
Risk Free interest rate	3.48%	—	—
Expected volatility	100%	—	—
Expected expiration	2.48	—	—

14.	Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

F-25 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Key management personnel compensation is comprised of:

	For the year ended
	February 28, 2023 $	February 28, 2022 $	February 28, 2021 $
Professional fees	—	12,500	5,000
Management fees	308,389	—	—
Director’s fees	66,500	—	15,000
Share based compensation	320,160	—	—
	695,049	12,500	20,000

Due from related parties

	February 28, 2023 $	February 28, 2022 $	February 28, 2021 $
Prepaids	30,000	—	—
	30,000	—	—

The prepaid balance includes amounts paid to a director in advance for director fees.

Due to related parties

	February 28, 2023 $	February 28, 2022 $	February 28, 2021 $
Accounts payable	79,290	58,617	20,000
	79,290	58,617	20,000

The accounts payable balance includes amounts payable to key management personnel for services received during the year.

The Company issued a promissory note payable of $850,000 to a related party. This promissory note was paid in cash in full during the year ended February 28, 2023. Further details of the transaction may be found in Note 10.

15.	Financial Instruments and Capital Risk Management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

F-26 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash
As at February 28, 2023	1,180,318	—	—	1,180,318
As at February 28, 2022	—	—	—	—
As at February 28, 2021	26,181	—	—	26,181

Investments
As at February 28, 2023	—	—	83,060	83,060
As at February 28, 2022	—	—	—	—
As at February 28, 2021	—	—	—	—

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. The costs approximate the fair values as there is insufficient more recent information available to measure fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as its maximum exposure relates to cash and restricted cash balances totaling $1,215,318 (February 28, 2022 - $Nil, February 28, 2021 - $26,181)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at February 28, 2023, has $1,180,318 in cash (February 28, 2022 - $Nil, February 28, 2021 - $26,181) and $35,000 in restricted cash (February 28, 2022 - $Nil, February 28, 2021 - $Nil) and $419,415 in financial liabilities (February 28, 2022 - $72,687, February 28, 2021 - $34,342), which represents the Company’s maximum exposure to liquidity risk.

F-27 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

The following are the contractual maturities of financial liabilities.

Accounts payable
As at February 28, 2023	146,658	146,658	146,658	—
As at February 28, 2022	60,178	60,178	60,178	—
As at February 28, 2021	21,842	21,842	21,842	—
Accrued liabilities
As at February 28, 2023	272,757	272,757	272,757	—
As at February 28, 2022	12,500	12,500	12,500	—
As at February 28, 2021	12,500	12,500	12,500	—

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company have no investments or liabilities with variable interest rates.

(b)	Foreign currency risk

As at February 28, 2023, February 28, 2022 and February 28, 2021, the Company’s financial instruments are primarily denominated in Canadian dollars, its significant expenditures are in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As a result, the Company believes its currency risk to be minimal.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

Capital management

The Company considers its capital to be comprised of shareholders’ equity.

F-28 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the years ended February 28, 2023, 2022 and 2021. The Company is not subject to externally imposed capital requirements.

16.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2023	2022	2021
	$	$	$
Loss for the year	(3,188,364)	(64,517)	(65,661)
Expected income tax recovery based on statutory rate	(861,000)	17,000	18,000
Change in statutory, foreign tax, foreign exchange rates and other	(6,000)	—	—
Permanent differences	127,000	—	—
Impact of flow through share	150,000	—	—
Share issue cost	(96,000)	—	—
Adjustment to prior years provision versus statutory tax returns	(1,264,000)	—	—
Change in unrecognized deductible temporary differences	1,950,000	(17,000)	(18,000)
Total income tax expense (recovery)	—	—	—

The significant components of the Company’s deferred tax assets that have not been included on the statement of financial position are as follows:

	2023	2022	2021
	$	$	$
Deferred tax assets
Share issue costs	77,000	—	—
Exploration and evaluation assets	253,000	—	—
Allowable capital losses	57,000	—	—
Non-capital losses available for future period	1,604,000	41,000	24,000
	1,991,000	41,000	24,000
Net unrecognized deferred tax assets	(1,991,000)	(41,000)	(24,000)
Net deferred tax assets	—	—	—

F-29 | P a g e

FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2023 $	Expiry Date Range	2022 $	Expiry Date Range	2021 $	Expiry Date Range
Temporary Differences
Exploration and evaluation assets	935,000	No expiry date	—	No expiry date	—	No expiry date
Share issue costs	285,000	2044 to 2047	—	No expiry date	—	No expiry date
Allowable capital losses	209,000	No expiry date	—	No expiry date	—	No expiry date
Non-capital losses available for future periods	5,940,000	2027 to 2043	153,000	2027 to 2042	88,000	2027 to 2041
Canada	5,940,000	2027 to 2043	153,000	2027 to 2042	88,000	2027 to 2041

17.	Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company’s operations and long-lived assets for the year ended February 28, 2023 were in Canada.

18.	Subsequent Events

(a) Acquisition of claims –

On March 10, 2023, the Company acquired 13 additional mineral claims in the Begin-Lamarche area for consideration of $22,825 from an arm’s length party through the issuance of 27,173 common shares.

(b) Exercise of warrants –

On March 9, 2023, the Company issued 238,240 common shares at $0.25 per share, on the exercise of brokers’ warrants. Of these warrant exercise proceeds $46,119 had been received as at February 28, 2023 are recorded as shares to be issued in these financial statements.

On May 17, 2023, the Company issued 7,143 common shares at $0.50 per share, on the exercise of brokers’ warrants, for total proceeds of $3,572.

On May 30, 2023, the Company issued 4,480 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $1,120.

(c) Private Placement –

On April 24, 2023, the Company issued 1,205,217 units at $0.70 per share for gross proceeds of $843,652. Each unit consists of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $1.25 until April 30, 2026. Also, the company issued 1,869,375 FT units at $0.80 per unit for gross process of $1,495,500. The FT proceeds include a FT premium liability of $186,938. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $1.25 until April 30, 2026. Total proceeds from the transaction were $2,339,152.

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FIRST PHOSPHATE CORP. (formerly First Potash Corp.)

Notes to the Financial Statements

February 28, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

The Company issued 42,857 common shares at $0.51 per share and 70,494 warrants as broker’s fees related to the private placement. Each whole warrant is exercisable for one additional non-flow through share at a price of $1.25 until April 30, 2026.

(d) Issue of options –

On April 24, 2023, the Company granted 100,000 options exercisable at $0.70 per share to a consultant. The options vest as follows: (i) 25% vested on April 24, 2023 (ii) increments of 25% vest every six months after March 1, 2023. These options expire three years from the grant date.

On April 24, 2023, the Company granted 732,000 options exercisable at $0.70 per share to a consultant. The options vest as follows: (i) 25% vested on April 24, 2023, (ii) increments of 25% vest every six months after April 1, 2023. These options expire three years from the grant date.

On September 1, 2023, the Company granted 500,000 options exercisable at $0.70 per share to several consultants. The options vest as follows: (i) 25% vested on September 1, 2023 (ii) increments of 25% every six months after September 1, 2023. These options expire on September 1, 2026.

On September 1, 2023, the Company granted 250,000 options exercisable at $0.70 per share to a consultant. The options vest in increments of 25% vest every three months after September 1, 2023. These options expire on September 1, 2026.

On October 5, 2023, the Company granted 150,000 options exercisable at $0.70 per share to a consultant. The options vest in increments of 33% every four months after October 5, 2023. These options expire on October 5, 2026.

(e) Cancellation of options –

On April 5, 2023, 225,000 stock options were cancelled.

On June 27, 2023, a consultant engaged by the Company as the capital markets consultant resigned from service. Of the 100,000 options issued to this consultant, 75,000 options were immediately cancelled pursuant to an option forfeiture agreement dated June 27, 2023, and 25,000 have vested and are exercisable until March 1, 2026.

On August 31, 2023, a consultant engaged by the Company as the chief operating officer and finance head resigned from service. Of the 732,000 options issued to this consultant, 549,000 options were immediately cancelled pursuant to an option forfeiture agreement dated August 31, 2023, and 183,000 have vested and are exercisable until April 24, 2026.

(f) Issuance of shares to settle debt –

On June 27, 2023, the Company settled an amount owed for services through the issuance of 179,104 common shares of the Company.

(g)	Issuance of common shares in settlement of accounts payable

On September 1, 2023, the officers and directors of the Company were issued 718,947 common shares for settlement of all amounts owed to them as of August 31, 2023. Several vendors and consultants of the Company were issued 570,200 common shares for settlement of all amounts owed to them as of August 31, 2023.

(h)	Issuance and exercise of restricted stock units

On September 1, 2023, the officers and directors of the Company were granted 900,002 restricted stock units. The units vest 50% on November 30, 2023 and 50% February 28, 2024.

On September 1, 2023, several consultants of the Company were granted 118,422 restricted stock units. The units vest 50% on November 30, 2023 and 50% February 28, 2024.

On October 5, 2023, an officer of the Company was granted 338,462 restricted stock units. The units vest as follows: (i) 25% vested on October 5, 2023 (ii) increments of 25% every three months after October 5, 2023.

On November 30 2023, holders of restricted stock units totaling to 593,828 vesting on October 5 2023 and November 30 2023, converted their units into 593,828 common shares.

(i)	Approval and adoption of the Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan replaces the Plan and establishes an RSU and Option plan providing the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees, and consultants. It is a long-term incentive plan that permits the grant of Options and RSUs (together, the “Awards”). The purpose of the plan is to promote share ownership of eligible individuals to align the interests of such individuals with the interest of the Company’s shareholders.

Under the Omnibus Plan, eligible persons may be allocated a number of RSUs as the board deems appropriate, with vesting provisions also to be determined by the board, subject to a maximum vesting term of three years from the end of the calendar year in which RSUs were granted. Upon vesting, eligible participants shall be entitled to receive common shares from treasury to satisfy all or any portion of a vested RSU award. The Board fixes the exercise price of any stock option when such stock option is granted, which shall be no lower than the exercise price permitted by the CSE. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten years from the date of grant.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

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